

2024 ANNUAL REPORT





Dear Shareholders,

In a year characterized by unpredictability, Ameris Bancorp produced consistent results and demonstrated unwavering purpose in 2024. We achieved top-tier performance on key metrics across the company, while helping people and businesses gain financial peace of mind, invest in their future and grow their assets.

We continued to create meaningful value for our shareholders. Ameris exceeded prior-year results, posting net income of $358.7 million in 2024, or $5.19 per diluted share, and growing tangible book value by 14.7%. We increased deposits by more than a billion dollars, significantly grew our loan base and largely protected net interest margin during a lowering rate environment. Our balance sheet remains strong. At December 31, 2024, total assets were $26.26 billion, and we increased our tangible common equity ratio to 10.59%.

Operational efficiency continues to be a priority, and teammates in all business lines contributed to great performance metrics while maintaining a passion for providing an outstanding customer experience. Our efficiency ratio of 53.20% for 2024 remains among the best of our peer banks.

With strong capital, healthy reserves strengthened to 1.63% of total loans, and a positive outlook for our company, the Ameris Board of Directors was pleased to increase the dividend to shareholders by 33% beginning in December 2024.

We are proud to be headquartered in Atlanta and to serve our valued retail customers across the dynamic Southeast markets, as well as customers of our other diverse lines of business across the country. We are equally proud of our vital and talented management team and bankers. The future is bright with continued growth potential, and we are here to serve.

Thank you for your investment in Ameris. We will work to maintain your confidence with reliable results through prudent stewardship of capital, and attractive products and services for all stakeholders.

H. Palmer Proctor Jr.
Chief Executive Officer

Leo J. Hill
Lead Independent Director

Year-Over-Year Performance



TOTAL DEPOSITS
(In billions of dollars)

2021 · 2022 · 2023 · 2024 — $21.70



TOTAL ASSETS
(In billions of dollars)

2021 · 2022 · 2023 · 2024 — $26.26



TANGIBLE BOOK VALUE PER SHARE
(In dollars)

2021 · 2022 · 2023 · 2024 — $38.59



EARNINGS PER SHARE
(In dollars)

2021 · 2022 · 2023 · 2024 — $5.19



TOTAL REVENUE
(In billions of dollars)

2021 · 2022 · 2023 · 2024 — $1.14



TOTAL CAPITAL RATIO
(In percentages)

2021 · 2022 · 2023 · 2024 — 15.4%

2024 Performance

In 2024, Ameris remained disciplined and focused. Our year-end results reflect the stability of our company and our collective commitment to grow deposits, serve customers and efficiently perform with integrity.

$21.70 BILLION
Total Deposits

$1.14 BILLION
Total Revenue

$26 BILLION
Total Assets

$38.59
Tangible Book Value
Per Share

$5.19
Earnings Per Share

15.4%
Total Capital Ratio



Ameris Bancorp celebrated the transfer of our common stock listing to the NYSE.

" We are excited to announce the transfer of Ameris Bancorp's common stock listing to the NYSE, the world's premier stock exchange. We believe this strategic move will provide enhanced visibility and a strengthened market position for our Company. "

Palmer Proctor
Ameris Bank, Chief Executive Officer

Who We Are

 **2024** Forbes – America's Best Midsize Employers

 **2024** Greenwich Excellence Awards Small Business Banking

 **2024** Inspiring Workplaces North America

 **2024** Newsweek – Most Trustworthy Companies in America 2024



164
Branches



2,700
Teammates



500K+
Customers in 50 States



Creating an Exceptional Customer Experience

In 2024, Ameris continued to demonstrate a steadfast commitment to delivering an exceptional experience for our customers. With an unwavering focus on our customers, we made meaningful investments in technology and teammates. By consistently keeping our customers at the center of everything we do, we ensure their needs guide our innovations and services.



Reaching New Customers

Ameris launched a new deposit acquisition program to reach new customers while deepening our relationships with those who already bank with us. In partnership with a leading data-driven marketing company, we built a tailored program for Ameris Bank. The initiative kicked off with a lead generation program and custom in-person training, offering expertise and tailored solutions to our customers. The results of the deposit acquisition program led to a 17% year-over year increase of in-branch consumer checking account openings.



Refining Products

In an increasingly competitive environment, having the right financial tools can make all the difference to customers. Our Benefits Checking account was redesigned to promote the unique features included with the account, including fraud protection services, credit monitoring, cell phone protection and more. Additionally, we've made it even easier for business customers to bank with Ameris using our updated mobile app. Business customers can now enjoy easy navigation, an enhanced landing page and helpful features such as scheduling recurring transfers.



Aligning Expertise

To best align our experts with our customers' needs, we introduced a newly-created Wholesale Banking business line. Wholesale Banking is comprised of Treasury Management, Industry Specialty Banking, Commercial Real Estate & Capital Markets, and Corporate Banking. This structure allows leaders to provide relevant industry expertise to our customers to create deeper relationships.



Protecting Customers' Peace of Mind

Keeping our customers' accounts and personal information secure is critical, and Ameris continues to invest in fraud prevention. We regularly connect with customers via our website, informative emails and the Ameris Bank App to educate them about the latest scams and protecting themselves. Additionally, new technology, such as our new check scanning system designed to flag fraudulent checks, strengthens our protective measures.

Building Homeownership

The Ameris Choice down payment assistance program was created to help qualified applicants purchase or refinance a home. Launched in January 2024, Ameris Choice provided $6 million in assistance to help more than 400 people purchase a home.

Ameris Choice allows qualified borrowers to choose how their assistance funds are applied, as a combination of down payment assistance, closing cost assistance or permanent rate buydown, ensuring their mortgage best suits their financial needs.



"Ameris has done meaningful work to help make the dream of homeownership a reality. We are committed to our continued work with area nonprofits, government agencies and community partners to provide financial education. We are thrilled with the early success of Ameris Choice and the financial peace of mind we are creating for new generations of homeowners.

Clyde Anderson,
SVP, Director of
Community Lending



Connecting with Communities

Ameris Bank is deeply committed to the communities we serve, making positive impacts through financial support, community involvement and local partnerships. In 2024, Ameris continued to foster financial equity, while also supporting the health, education and mental well-being of our neighbors. By investing in these programs, Ameris reinforces its dedication to building stronger, healthier and more vibrant communities.



Ameris Donates Record $2.23 million to Support 40 Rural Georgia Hospitals

"Ameris is proud to support our rural hospitals and the communities they serve," said Ameris Bank CEO Palmer Proctor. "The Georgia HEART Hospital Program is important because it not only provides much needed funding to these crucial hospitals, but also allows them to choose how the money is best spent to care for their patients."

Fostering Financial Opportunities

Ameris remains dedicated to promoting financial opportunities through strategic partnerships and inclusive banking solutions. By supporting programs like EverFi's financial education for high school students and Wealth Watchers' support for homebuyers, we promote empowerment for individuals and communities.

Additionally, our Opportunity Checking solution provides banking services and financial education for customers who may not qualify for traditional accounts. In 2024, more than 1,500 customers enjoyed the benefits of the Opportunity Checking account, helping build a stronger financial future.

Supporting Healthy Neighbors

Healthy communities are stronger communities which is why, in 2024, Ameris sponsored two of the largest road races in the Southeast: the Ameris Bank Jacksonville Marathon and Atlanta's Peachtree Road Race. With more than 60,000 runners, we were proud to support these athletes on their journeys.

Additionally, the bank's commitment extends beyond physical health to addressing hunger through its support of our Helping Fight Hunger food drive. By partnering with local food banks to share donations from customers and teammates for 15 years, Ameris has helped provide more than 10 million pounds of food to those in need.

Contributing to Community Well-being

At Ameris, we are committed to improving the communities we serve. This starts in our offices by offering solutions and guidance that help build financial peace of mind, and it extends beyond our walls through the many important organizations with whom we are proud to partner. Volunteerism is so important to our culture that we provide eight hours of paid volunteer time to our teammates. In 2024, Ameris teammates dedicated more than 7,500 hours to volunteering for a broad range of organizations that positively impact our communities from animal shelters to volunteer firefighting.

In 2024, Ameris invested in community well-being through financial support and volunteerism. A $50,000 donation to the Red Cross provided disaster relief following two hurricanes that impacted many of the Southeastern markets Ameris serves. Ameris teammates also participated in the United Way's "Stuff the Bus" initiative by providing school supplies to children in need.

Ameris donated

$2.23 MILLION to 40 HOSPITALS

totaling more than **$12 MILLION!** since 2017!

Championing Our Teammates

Ameris Bank continued to build a workplace where individuals feel valued, inspired and motivated to succeed in 2024. Investing in our teammates' well-being and development directly translates to exceptional customer service and overall success. Through professional development, competitive benefits and a supportive work environment, Ameris provides teammates with the tools and opportunities they need to thrive. And when our teammates are happy, we can ensure that our customers receive the best possible service and support.



Courageous Fund

The Courageous Fund, established in 2023, is fueled by teammate donations to support fellow teammates facing personal financial hardships. Named for our lion mascot, a symbol of strength and pride, the Courageous Fund provides grants to eligible teammates in need of financial assistance for addressing issues such as hurricane recovery.



Learning and Development Programs

We continued our investment in Learning and Development programs, including leadership development, emotional intelligence, situational leadership and many other topics.



Mentor Ameris Program

The Mentor Ameris Program fosters professional development. Mentors are matched with high potential teammates to share their guidance and experiences in this key program to develop talent across all functions of the company.



Employee Resource Groups

Ameris Employee Resource Groups supported teammates by promoting inclusion through volunteer initiatives, community outreach and education.



Inspiring Workplaces
North America



Top Workplace
Atlanta



Top Workplace
Jacksonville



America's Best
Midsize Employers
by Forbes

Looking Ahead

As we look ahead, Ameris is committed to fostering organic growth by prioritizing exceptional customer experience, investing in our communities and nurturing our talented workforce. Through these efforts, we are dedicated to building a meaningful future, ensuring that our customers receive unparalleled service while reinforcing our commitment to community engagement and employee development.



Executive Team

Top row, left to right

Michael T. Pierson
Corporate Executive Vice President,
Chief Governance Officer, and
Corporate Secretary

Jody L. Spencer
Corporate Executive Vice President
and Chief Legal Officer

Ross L. Creasy
Corporate Executive Vice President
and Chief Information Officer

William D. McKendry
Corporate Executive Vice President
and Chief Risk Officer

Douglas D. Strange
Corporate Executive Vice President
and Chief Credit Officer

Bottom row, left to right

Nicole S. Stokes, CPA
Corporate Executive Vice President
and Chief Financial Officer

Lawton E. Bassett III
Corporate Executive Vice President,
Chief Banking Officer and
Ameris Bank President

H. Palmer Proctor Jr.
Chief Executive Officer

James A. LaHaise
Corporate Executive Vice President
and Chief Strategy Officer

Board of Directors


James B. Miller Jr.
Chairman
Ameris Bancorp and Ameris Bank


Daniel B. Jeter
Chairman and Owner
Standard Discount Corporation
(Consumer Finance)


Leo J. Hill
Lead Independent Director
Ameris Bancorp, Ameris Bank
and Transamerica Mutual Funds
(Financial Services)


Robert P. Lynch
CFO
Lynch Management Company
(Automobile Sales)


H. Palmer Proctor Jr.
CEO and Vice Chairman
Ameris Bancorp and Ameris Bank


Elizabeth A. McCague
Chief of Staff
Jacksonville Port Authority
(Transportation)


William I. Bowen Jr.
Bowen-Donaldson Home
for Funerals
(Funeral Services)


Claire E. McLean
COO
Preferred Capital Securities, LLC
(Financial Services)


Rodney D. Bullard
CEO
The Same House
(Public Benefit Corporation)


Gloria A. O'Neal
Retired Executive
(Financial Services)


Wm. Millard Choate
Founder and Chairman
Choate Construction Company
(Construction)


William H. Stern
President and CEO
Stern & Stern and Associates
(Real Estate)


R. Dale Ezzell
Owner
Wisecards Printing
(Print Services)

Community Boards of Directors

Our Community Boards of Directors are an extension of our bank. Their members are leaders within our communities and vital to our mission of growing banking relationships. We are honored to have their support, service and expertise.

Albany, GA

Regional President:
Michael T. Lee

Market President:
Chris M. Misamore

Directors:
Reid E. Mills, Chairman
Bonny B. Dorough
Y. Duncan Moore Jr.
J. Austin Turner

Carolinas

Regional President:
H. Richard Sturm

Market President:
Ryan A. Earwaker

Directors:
William H. Stern, Chairman
Kirkman Finlay, III
Edward G. McDonnell
William Weston J. Newton
Laurens C. Nicholson
A. Rae Phillips

Douglas, GA

Regional President:
Michael T. Lee

City President:
M. Shane Shook

Directors:
Kevin L. Gilliard,
  Chairman
Faye H. Hennesy
Alfred Lott Jr.
Donnie H. Smith

Gainesville & Ocala, FL

Regional President:
Brian R. Parks

Directors:
Thomas P. McIntosh,
  Chairman
Adra B. Kennard
Breck A. Weingart

Director Emeritus:
James D. Salter

Jacksonville, FL

Regional President:
Brian R. Parks

Directors:
Joseph P. Helow,
  Chairman
Phillip H. Cury
John A. Delaney
Major B. Harding Jr.
Robert P. Lynch

Moultrie, GA

Regional President:
Michael T. Lee

Directors:
Thomas W. Rowell,
  Chairman
Thomas L. Estes, MD
R. Plenn Hunnicutt
Daniel B. Jeter
Lynn L. Jones Jr.
J. Mark Mobley Jr.

Director Emeritus:
Brooks Sheldon

Southeast Georgia Coast

Regional President:
Michael T. Lee

Market President:
James B. Danowski

City President St Mary:
Brad Morris

Directors:
Jimmy D. Veal, Chairman
Michael L. Davis
Stephen V. Kinney

Directors Emeritus:
Thomas I. Stafford Jr.
J. Thomas Whelchel

St. Augustine, FL

Regional President:
Brian R. Parks

Directors:
Mark F. Bailey Sr.,
  Chairman
David W. Alban
T. Brooks Burkhardt
J. Joseph Hatin

Director Emeritus:
Melvin A. McQuaig

Tifton, GA

Regional President:
Michael T. Lee

Market President:
Joshua S. Bowen

Directors:
William I. Bowen Jr.,
  Chairman
Austin L. Coarsey
Scott R. Fulp, DDS
John Alan Lindsey
Wesley T. Paulk
Fortson B. Turner

Directors Emeritus:
J. Raymond Fulp
Loran A. Pate

Valdosta, GA

Regional President:
Michael T. Lee

Market President:
William W. Moore III

Directors:
Charles E. Smith,
  Chairman
Bart T. Mizell
M. Alan Wheeler

Directors Emeritus:
Doyle Weltzbarker
Henry C. Wortman

Vidalia, GA

Regional President:
Michael T. Lee

Directors:
Christopher A. Hopkins,
  Chairman
Pollyann F. Martin
Britton J. McDade
Jeffery S. McLain





ANNUAL REPORT 2024
FORM 10-K


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K


☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

     For the fiscal year ended December 31, 2024, or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

     For the transition period from _____ to _____.


Commission File Number
001-13901



AMERIS BANCORP
(Exact name of registrant as specified in its charter)


Georgia	58-1456434
(State of incorporation)	**(IRS Employer ID No.)**


3490 Piedmont Road N.E., Suite 1550, Atlanta, Georgia 30305
(Address of principal executive offices)

(404) 639-6500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:


Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $1 per share	ABCB	New York Stock Exchange


Securities registered pursuant to Section 12(g) of the Act: None


Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act). Yes ☐ No ☒

As of the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the voting and non-voting common equity held by nonaffiliates of the registrant was approximately $3.29 billion.

As of February 21, 2025, the registrant had outstanding 69,068,609 shares of common stock, $1.00 par value per share.

—————————————————————

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2025 Annual Meeting of Shareholders are incorporated into Part III hereof by reference.

AMERIS BANCORP
TABLE OF CONTENTS

CAUTIONARY NOTE
REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Annual Report") and the documents incorporated by reference herein may contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by the use of words such as "may," "might," "will," "would," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "probable," "potential," "possible," "target," "continue," "look forward," or "assume," and words of similar import. Forward-looking statements are not historical facts but instead express only management's beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management's control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. Forward-looking statements are not guarantees of future performance, and we caution you not to place undue reliance on these statements.

You should understand that important factors, including, but not limited to, the following, in addition to those described in Part I, Item 1A., "Risk Factors," and elsewhere in this Annual Report, as well as in the documents which are incorporated by reference into this Annual Report, and those described from time to time in our future reports filed with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could cause actual results to differ materially from those expressed in such forward-looking statements:

- the effects of changes in interest rates on the levels, composition and costs of deposits, loan demand and the values and liquidity of loan collateral, securities and interest-sensitive assets and liabilities;

- the impact of recent or proposed changes in fiscal, monetary and economic policy, laws and regulations, or the interpretation or application thereof, and the uncertainty of future implementation and enforcement of these policies and regulations;

- the effects of future economic, business and market conditions and changes, including economic downturns and contractions and seasonality;

- competition in the financial services industry, including competition from nontraditional banking institutions such as fintechs and non-bank lenders;

- our ability to realize the expected benefits from our strategic initiatives or other operational and execution goals in the time period expected, which could negatively affect our future profitability;

- legislative and regulatory changes, including changes in banking, securities and tax laws, regulations and policies and their application by our regulators;

- the cost and effects of cyber incidents or other failures, interruptions or security breaches of our systems or those of our customers or third-party providers;

- changes in accounting rules, practices and interpretations;

- changes in borrower credit risks and payment behaviors;

- changes in the availability and cost of credit and capital in the financial markets;

- changes in the prices, values and sales volumes of residential and commercial real estate;

- the effects of concentrations in our loan portfolio;

- our ability to resolve nonperforming assets;

- the failure of assumptions and estimates underlying the establishment of reserves for possible credit losses and other estimates and valuations;

- the risks associated with any acquisitions, mergers or divestitures we may undertake in the future, including, without limitation, the related time and costs of implementing such transactions, integrating operations as part of these transactions and possible failures to achieve expected gains, revenue growth, expense savings and/or other results from such transactions;

- our strategic implementation of new lines of business, new products and services, and new technologies, as well as changes in technology or products that may be more difficult, costly or less effective than anticipated;

- the effects of hurricanes, floods, tornados or other natural disasters, geopolitical events, acts of war or terrorism or other hostilities, public health crises, pandemics or other catastrophic events beyond our control.

- the costs and effects of litigation, investigations or similar matters, or adverse facts and developments related thereto;

- fluctuation in our stock price and general volatility in the stock market; and

- the effects of any damage to our reputation resulting from developments related to any of the items identified above.

Our management believes the forward-looking statements about us are reasonable. However, you should not place undue reliance on them. Any forward-looking statements in this Annual Report and the documents incorporated by reference herein are not guarantees of future performance. They involve risks, uncertainties and assumptions, and actual results, developments and business decisions may differ from those contemplated by those forward-looking statements, and such differences may be material. Many of the factors that will determine these results are beyond our ability to control or predict. We disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section.

As used in this Annual Report, the terms "we," "us," "our," "Ameris" and the "Company" refer to Ameris Bancorp and its subsidiaries (unless the context indicates another meaning).

ITEM 1. BUSINESS

OVERVIEW

We are a financial holding company whose business is conducted primarily through our wholly owned banking subsidiary, Ameris Bank (the "Bank"), which provides a full range of banking services to its retail and commercial customers who are primarily concentrated in select markets in Georgia, Alabama, Florida, North Carolina and South Carolina. The Company's executive office is located at 3490 Piedmont Road N.E., Suite 1550, Atlanta, Georgia 30305, our telephone number is (404) 639-6500 and our internet address is www.amerisbank.com. We operate 164 full-service domestic banking offices. We do not operate in any foreign countries. At December 31, 2024, we had approximately $26.26 billion in total assets, $21.27 billion in total loans, $21.72 billion in total deposits and $3.75 billion of shareholders' equity. Our deposits are insured, up to applicable limits, by the Federal Deposit Insurance Corporation (the "FDIC").

We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act available free of charge on our website at www.amerisbank.com as soon as reasonably practicable after we electronically file such material with the SEC. These reports are also available without charge on the SEC's website at www.sec.gov.

The Parent Company

Our primary business as a bank holding company is to manage the business and affairs of the Bank. As a bank holding company, we perform certain shareholder and investor relations functions and seek to provide financial support, if necessary, to the Bank.

Ameris Bank

Our principal subsidiary is the Bank, which is headquartered in Atlanta, Georgia and operates branches primarily concentrated in select markets in Georgia, Alabama, Florida, North Carolina and South Carolina. These branches serve distinct communities in our business areas with autonomy but do so as one bank, leveraging our favorable geographic footprint in an effort to acquire more customers.

Strategy

We seek to increase our presence and grow the "Ameris" brand in the markets that we currently serve in Georgia, Alabama, Florida, North Carolina and South Carolina and in neighboring communities that present attractive opportunities for expansion. Management has pursued this objective through a prudent operating and growth strategy. Our community banking philosophy emphasizes personalized service and building broad and deep customer relationships, which has historically provided us with a substantial base of low cost core deposits. Our markets are managed by senior level, experienced decision makers in a decentralized structure that differentiates us from our larger competitors. Management believes that this structure, along with involvement in and knowledge of our local markets, will continue to provide growth and assist in managing risk throughout our Company.

We have maintained our focus on a long-term strategy of expanding and diversifying our franchise in terms of revenues, profitability and asset size. Our growth historically has been enhanced significantly through both organic growth and acquisitions. We expect to continue to enhance our franchise through prudent acquisition activity when appropriate opportunities arise, and we intend to continue to prioritize organic growth in our business lines as well.

BANKING SERVICES

Lending Activities

General. The Company maintains a diversified loan portfolio by providing a broad range of commercial and retail lending services to business entities and individuals. We provide agricultural loans, commercial business loans, commercial and residential real estate construction and mortgage loans, consumer loans, revolving lines of credit and letters of credit. The Company also originates first mortgage residential mortgage loans and generally enters into a commitment to sell these loans in the secondary market. In addition, the Company may buy loan participations or portions of national credits from time to time. We have not made or participated in foreign, energy-related or subprime loans.

At December 31, 2024, our loan portfolio totaled approximately $21.27 billion, representing approximately 81.0% of our total assets. For additional discussion of our loan portfolio, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Loans."

Commercial Real Estate Loans. This portion of our loan portfolio has grown significantly over the past few years and represents the largest segment of our loan portfolio. Commercial real estate loans include loans secured by owner-occupied commercial buildings for office, storage, retail, farmland and warehouse space. They also include multifamily residential properties and non-owner occupied commercial buildings such as leased retail and office space. These loans also include extensions for the acquisition, development or construction of commercial properties. The loans are underwritten with an emphasis on the viability of the project, the borrower's ability to meet certain minimum debt service requirements and an analysis and review of the collateral and guarantors, if any.

Residential Real Estate Mortgage Loans. Ameris originates adjustable and fixed-rate residential mortgage loans. These mortgage loans are generally originated under terms and conditions consistent with secondary market guidelines. Some of these loans will be placed in the Company's loan portfolio; however, a majority are sold in the secondary market. The residential real estate mortgage loans that are included in the Company's loan portfolio are usually owner-occupied and generally amortized over a 20- to 30-year period with three- to five-year maturity or repricing.

Commercial and Industrial Loans. Generally, commercial and industrial loans consist of loans made primarily to manufacturers, wholesalers and retailers of goods, service companies, municipalities and other industries. These loans are made for acquisition, expansion, working capital and equipment financing and may be secured by accounts receivable, inventory, equipment, personal guarantees or other assets. The Company monitors these loans by requesting submission of corporate and personal financial statements and income tax returns. The Company has also generated loans which are guaranteed by the U.S. Small Business Administration (the "SBA"). SBA loans are generally underwritten in the same manner as conventional loans generated for the Bank's portfolio. Periodically, a portion of the loans that are secured by the guaranty of the SBA will be sold in the secondary market. Management believes that making such loans helps the local community and also provides Ameris with a source of income and solid future lending relationships as such businesses grow and prosper. During 2021 and 2020, the Company participated in the SBA's Paycheck Protection Program, a temporary product under the SBA's 7(a) loan program created under the Coronavirus Aid, Relief, and Economic Security Act. The primary repayment risk for commercial loans is the failure of the business due to economic or financial factors. The Company also originates, administers and services commercial insurance premium finance loans made to borrowers throughout the United States.

Consumer Loans. Our consumer loans include home improvement, home equity, motor vehicle, loans secured by savings accounts and personal credit lines. The terms of these loans typically range from 12 to 240 months and vary based upon the nature of collateral and size of the loan. These loans are generally secured by various assets owned by the consumer.

Agricultural Loans. Our agricultural loans are extended to finance crop production, the purchase of farm-related equipment or farmland and the operations of dairies, poultry producers, livestock producers and timber growers. Agricultural loans typically involve seasonal balance fluctuations. Although we typically look to an agricultural borrower's cash flow as the principal source of repayment, agricultural loans are also generally secured by a security interest in the crops or the farm-related equipment and, in some cases, an assignment of crop insurance and mortgage on real estate. The lending officer visits the borrower regularly during the growing season and re-evaluates the loan in light of the borrower's updated cash flow projections. A portion of our agricultural loans is guaranteed by the Farm Service Agency Guaranteed Loan Program.

Credit Administration

We have sought to maintain a comprehensive lending policy that meets the credit needs of each of the communities served by the Bank, including low and moderate-income customers, and to employ lending procedures and policies consistent with this approach. All loans are subject to our corporate loan policy and financing guide, which are reviewed annually and updated as needed. Our lending policy requires, among other things, an analysis of the borrower's projected cash flow and ability to service the debt. The loan policy provides that lending officers have sole authority to approve loans of various amounts commensurate with their seniority, experience and needs within the market. Our local market presidents have discretion to approve loans in varying principal amounts up to established limits, and our regional credit officers review and approve loans that exceed such limits.

Individual lending authority is assigned by the Company's Chief Credit Officer, as is the maximum limit of new extensions of credit that may be approved in each market. These approval limits are reviewed annually by the Company and adjusted as needed. All requests for extensions of credit in excess of any of these limits are reviewed by either a market or regional credit officer as appropriate. When the request for approval exceeds the authority level of the market or regional credit officer, the approval of the Company's Chief Credit Officer and/or the Company's loan committee is required. All new loans or modifications to existing loans in excess of $500,000 are reviewed monthly by the Company's Credit Administration Department with the lender responsible for the credit. In addition, our ongoing loan review program subjects the portfolio to sampling and objective review by our ongoing internal loan review process which is independent of the originating loan officer.

Each lending officer has authority to make loans only in the market area in which his or her Bank office is located and its contiguous counties. Occasionally, our loan committee will approve making a loan outside of the market areas of the Bank, provided the Bank has a prior relationship with the borrower. Our lending policy requires analysis of the borrower's projected cash flow and ability to service the debt.

The Bank originates loans outside of our market areas through our national lines of business, including equipment finance, premium finance and government guaranteed lending.

We actively market our services to qualified lending customers in both the commercial and consumer sectors. Our commercial lending officers actively solicit the business of new companies entering the market as well as longstanding members of that market's business community. Through personalized professional service and competitive pricing, we have been successful in attracting new commercial lending customers. At the same time, we actively advertise our consumer loan products and continually seek to make our lending officers more accessible.

The Bank continually monitors its loan portfolio to identify areas of concern and to enable management to take corrective action when necessary. Local market presidents and lending officers meet periodically to review all past due loans, the status of large loans and certain other credit or economic related matters. Individual lending officers are responsible for collection of past due amounts and monitoring any changes in the financial status of the borrowers. Loans that are serviced by others, such as certain residential mortgage loans, are monitored by the Company's credit officers, although ultimate collection of past due amounts is the responsibility of the servicing agents.

Investment Activities

Our investment policy is designed to maximize income from funds not needed to meet loan demand in a manner consistent with appropriate liquidity and risk management objectives. Under this policy, our Company may invest in U.S. Treasury obligations, securities issued by U.S. government-sponsored agencies, state and municipal obligations, mortgage-backed securities, corporate obligations and satisfactorily-rated trust preferred obligations. Investments in our portfolio must satisfy certain quality criteria. Our Company's investments must be "investment-grade" as determined by a nationally recognized investment rating service. Investment securities where the Company has determined a certain level of credit risk are periodically reviewed to determine the financial condition of the issuer and to support the Company's decision to continue holding the security. Our Company may purchase non-rated municipal bonds only if the issuer of such bonds is located in the Company's general market area and such bonds are determined by the Company to have a credit risk no greater than the minimum ratings referred to above. Traditionally, the Company has purchased and held investment securities with very high levels of credit quality, favoring investments backed by direct or indirect guarantees of the U.S. government.

While our asset/liability management policy permits our Company to trade securities to improve the quality of yields or marketability or to realign the composition of the portfolio, the Bank historically has not done so to any significant extent.

Our Asset and Liability Committee (the "ALCO Committee") implements the investment policy and portfolio strategies and monitors the portfolio. Reports on all purchases, sales, net profits or losses and market appreciation or depreciation of the bond portfolio are reviewed by our board of directors (the "Board") each quarter. The written investment policy is reviewed annually by the Board and updated as needed.

The Company's securities are held in safekeeping accounts at approved correspondent banks

Deposits

The Company provides a full range of deposit accounts and services to both retail and commercial customers. These deposit accounts have a variety of interest rates and terms and consist of interest-bearing and noninterest-bearing accounts, including commercial and retail checking accounts, regular interest-bearing savings accounts, money market accounts, individual retirement accounts and certificates of deposit. Our Bank obtains most of its deposits from individuals and businesses in its market areas.

Brokered deposits are deposits obtained by utilizing an outside broker that is paid a fee. The Bank utilizes brokered deposits to accomplish several purposes, such as (i) acquiring a certain maturity and dollar amount without repricing the Bank's current customers which could increase or decrease the overall cost of deposits and (ii) acquiring certain maturities and dollar amounts to help manage interest rate risk.

Other Funding Sources

The Federal Home Loan Bank ("FHLB") allows the Company to obtain advances through its credit program. These advances are secured by securities owned by the Company and held in safekeeping by the FHLB, FHLB stock owned by the Company and certain qualifying loans secured by real estate, including residential mortgage loans, home equity lines of credit and commercial real estate loans. The Company maintains credit arrangements with various other financial institutions to purchase federal funds. The Company participates in the Federal Reserve discount window borrowings program.

On September 28, 2020, the Company completed the public offering and sale of $110.0 million in aggregate principal amount of its 3.875% Fixed-To-Floating Rate Subordinated Notes due 2030. The subordinated notes were sold to the public at par. The subordinated notes will mature on October 1, 2030 and through September 30, 2025 will bear a fixed rate of interest of 3.875% per annum. Beginning October 1, 2025, the interest rate on the subordinated notes resets quarterly to a floating rate per annum equal to the then-current three-month SOFR plus 3.753%.

On December 6, 2019, the Company completed the public offering and sale of $120.0 million in aggregate principal amount of its 4.25% Fixed-To-Floating Rate Subordinated Notes due 2029. The subordinated notes were sold to the public at par. The subordinated notes were scheduled to mature on December 15, 2029 and through December 14, 2024 bore a fixed rate of interest of 4.25% per annum. Beginning December 15, 2024, the interest rate on the subordinated notes was to reset quarterly to a floating rate per annum equal to the then-current three-month SOFR plus 2.94%. During 2024 and 2023, the Company repurchased on the open market and redeemed $2.3 million and $12.0 million, respectively, in aggregate principal of the 2029 subordinated notes. The Company elected to redeem all the outstanding notes on December 16, 2024.

The Company has long-term subordinated deferrable interest debentures with a net book carrying value of $132.3 million as of December 31, 2024. The majority of these trust preferred securities were assumed as liabilities in previous whole bank acquisitions.

The Company may also enter into repurchase agreements. These repurchase agreements are treated as short-term borrowings and are reflected on the Company's balance sheet as such.

MARKET AREAS AND COMPETITION

The banking industry in general, and in the southeastern United States specifically, is highly competitive and dramatic changes continue to occur throughout the industry. While our select market areas in Georgia, Alabama, Florida, North Carolina and South Carolina have experienced strong population growth in recent decades, intense market demands, national and local economic pressures, including a higher interest rate environment, and increased customer awareness of product and service differences among financial institutions have forced banks to diversify their services and become much more cost effective. Over the past few years, our Bank has faced strong competition in attracting deposits at profitable levels. Competition for deposits comes from other commercial banks, thrift institutions, savings banks, internet banks, credit unions, and brokerage and investment banking firms. Interest rates, online banking capabilities, convenience of office locations and marketing are all significant factors in our Bank's competition for deposits.

Competition for loans comes from other commercial banks, thrift institutions, savings banks, insurance companies, consumer finance companies, credit unions, mortgage companies, leasing companies and other institutional and non-traditional lenders. In order to remain competitive, our Bank has varied interest rates and loan fees to some degree as well as increased the number and complexity of services provided. We have not varied or altered our underwriting standards in any material respect in response to competitor willingness to do so and in some markets have not been able to experience the growth in loans that we would have preferred. Competition is affected by the general availability of lendable funds, general and local economic conditions, current interest rate levels and other factors that are not readily predictable.

Competition among providers of financial products and services continues to increase with consumers having the opportunity to select from a growing variety of traditional and nontraditional alternatives, including FinTech firms. While technological innovation has been central to the development of the financial services industry and to our strategy, tech firms increasingly compete directly with banks for a variety of financial product offerings. Management expects that competition will become more intense in the future due to changes in state and federal laws and regulations and the entry of additional bank and non-bank competitors. Further, the industry continues to consolidate, which affects competition by eliminating some regional and local institutions, while strengthening the franchise of acquirers. See "Supervision and Regulation" under this Item.

HUMAN CAPITAL

At Ameris, we consider our teammates to be our greatest strength. At December 31, 2024, the Company employed 2,691 full-time-equivalent employees, primarily located in our core markets of Georgia, Alabama, Florida, North Carolina and South Carolina.

We take pride in listening to our employees, welcoming unique perspectives, supporting personal and professional growth and developing natural strengths. For example, each year the Company administers an employee engagement survey to gather meaningful insights and data which is used as we continue to make improvements at Ameris and build upon our strong culture. The input obtained from these surveys helps the Board and executive officers to execute on initiatives such as the Ameris Foundation, leadership training, inclusivity and career development initiatives.

Effective and frequent communication is critical to supporting our growing culture and teammate needs and is carried out through regular e-newsletters, executive announcements, and bulletins which provide access to information regarding Company news, alerts and updates, as well as educational opportunities and programs.

Support and Benefits

Providing employees with meaningful, competitive and supportive benefits to care for their lives and families is a top priority for the Company. We're proud to offer a comprehensive benefits package that includes medical, dental, vision and life insurance, paid time-off, 401(k) profit-sharing plan participation and an employee stock purchase plan. The Company's 401(k) plan matches 50% of each employee's elective deferral amount, up to the first 8% of the contribution.

The Company's benefits programs also include access to a network of nearby providers with options for either in-person care or virtual visits at any time. Our behavioral health benefit offers support for such issues as alcohol and drug use recovery, medication management, coping with grief and loss, and depression, anxiety and stress management.

Personal and Professional Growth

At Ameris, our leaders develop action plans and provide mentorship to help employees reach their aspirations. Our teammates are encouraged to share their goals and dreams, and we take pride in offering professional growth opportunities through our robust learning and development initiatives.

Mentorship at all levels is encouraged throughout our organization, as it supports our culture of learning and commitment to our teammates, new ideas and leadership development. Mentor Ameris is the Bank's formal mentorship program, whereby annually, high potential colleagues are identified as mentees and paired with a selected mentor at the Bank. A total of 26 mentees were selected to participate in the program in 2024. The program is a nine-month commitment that is designed to encourage a lifelong mentee-mentor relationship.

Launched at the end of 2020, our Leadership Development Program is a self-paced, three-tiered program available to all employees, with coursework specific to leading self, leading others and leading leaders. We believe that effective and meaningful leadership development will further elevate the Company and support us in continuing to attract and retain top talent. At the end of 2024, we had a total of 481 teammates who were enrolled in or completed the program.

The development of our employees' skills and knowledge is critical to the success of the Company. Our educational assistance program, which provides for reimbursement of certain education expenses, encourages personal development through formal education such as a degree, licensing or certification, so that teammates can maintain and improve their skills or knowledge related to their current job or foreseeable-future position at Ameris. The importance of having career development discussions and guidance with employees is shared and reinforced during manager training sessions as well, as the Company recognizes these discussions are critical to establishing pathways for career growth.

We also focus on creating a culture that acknowledges and respects the various qualities, experiences and perspectives of every teammate. We aim to establish a workplace where everyone has the opportunity to contribute effectively and maximize their potential. Our objective is to ensure that all teammates, regardless of their background, have equal opportunities for success. We support open communication, teamwork, and active participation from all teammates, representing a wide range of viewpoints and experiences. By adopting these principles, we seek to develop a stronger, more innovative, and inclusive organization that serves our customers and communities efficiently.

SUPERVISION AND REGULATION

General

We are extensively regulated, supervised and examined under federal and state law. Generally, these laws and regulations are intended to protect our Bank's depositors, the FDIC's Deposit Insurance Fund (the "DIF") and the broader banking system, and not our shareholders. These laws and regulations cover all aspects of our business, including lending and collection practices, treatment of our customers, safeguarding deposits, customer privacy and information security, capital structure, liquidity, dividends and other capital distributions, and transactions with affiliates. Such laws and regulations directly and indirectly affect key drivers of our profitability, including, for example, capital and liquidity, product offerings, risk management and costs of compliance. In addition, changes to these laws and regulations, including as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and regulations promulgated thereunder, have had, and may continue to have, a significant impact on our business, results of operations and financial condition. As a result, the extensive laws and regulations to which we are subject and with which we must comply significantly impact our earnings, results of operations, financial condition and competitive position.

Set forth below is a summary of certain provisions of key federal and state laws that affect the regulation of bank holding companies and banks. The discussion is qualified in its entirety by reference to applicable laws and regulations. Changes in such laws and regulations may have a material effect on our business and prospects.

Supervision and Examination Authorities

As a bank holding company and financial holding company, Ameris is subject to regulation, supervision and enforcement by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Our Bank has a Georgia state charter and is subject to regulation, supervision and enforcement by the Georgia Department of Banking and Finance (the "GDBF"). In addition, as a state non-member bank, the Bank is subject to regulation, supervision and enforcement by the FDIC as the Bank's primary federal regulator. The Federal Reserve, the FDIC and the GDBF regularly examine the operations of the Company and the Bank and are given the authority to approve or disapprove mergers, consolidations, the establishment of branches and similar corporate actions. These agencies also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

In addition, the Consumer Financial Protection Bureau (the "CFPB") supervises the Bank with respect to consumer protection laws and regulations.

Federal Law Restrictions on the Company's Activities and Investments

As a registered bank holding company, we are subject to regulation under the Bank Holding Company Act (the "BHCA") and to the supervision, examination and reporting requirements of the Federal Reserve.

The BHCA and its implementing regulations prohibit bank holding companies from engaging in certain transactions without the prior approval of the Federal Reserve, including (i) acquiring direct or indirect control of more than 5% of the voting shares of any bank or bank holding company, (ii) acquiring all or substantially all of the assets of any bank and (iii) merging or consolidating with any other bank holding company. In determining whether to approve such a transaction, the Federal Reserve is required to consider a variety of factors, including the competitive impact of the transaction; the financial condition, managerial resources and future prospects of the bank holding companies and banks involved; the convenience and needs of the communities to be served, including the applicant's record of performance under the Community Reinvestment Act; and the effectiveness of the parties in combating money laundering activities. The Bank Merger Act imposes similar review and approval requirements in connection with acquisitions and mergers involving banks.

On September 17, 2024, the FDIC finalized changes to its Statement of Policy on Bank Merger Transactions (the "Policy Statement"), which outlines factors that the FDIC will consider when evaluating a proposed bank merger transaction. Also on September 17, 2024, the United States Department of Justice (the "DOJ") withdrew its 1995 Bank Merger Guidelines and announced that it will instead evaluate the competitive impact of bank mergers using its 2023 Merger Guidelines that the DOJ applies to mergers in all industries. Compared to the 1995 Bank Merger Guidelines, the 2023 Merger Guidelines set forth more stringent concentration limits and add several largely qualitative bases on which the DOJ may challenge a merger. While the effect of these changes for particular transactions remains unclear, both the Policy Statement and the change in the DOJ's bank merger antitrust policy may make it more difficult and/or costly for us to obtain regulatory approval for an acquisition or otherwise result in more onerous conditions to obtain approval for an acquisition.

Additionally, under the Change in Bank Control Act and the BHCA, a person or company that acquires control of a bank holding company or bank must obtain the non-objection or approval of the Federal Reserve in advance of the acquisition. For a publicly-traded bank holding company such as Ameris, control for purposes of the Change in Bank Control Act is presumed to exist if the acquirer will have 10% or more of any class of the company's voting securities.

The BHCA generally prohibits a bank holding company and its subsidiaries from engaging in, or acquiring control of a company engaged in, activities other than managing or controlling banks, activities that the Federal Reserve has determined to be closely related to banking and certain other permissible non-banking activities. However, a bank holding company that is qualified and has elected to be a financial holding company, as Ameris did in 2000, may engage in, or acquire control of a company engaged in, an expanded set of financial activities. As a result of our financial holding company election, we may engage in activities that are financial in nature or incidental or complementary to financial activities, including insurance underwriting, securities underwriting and dealing, and making merchant banking investments in commercial and financial companies, provided that we and the Bank continue to meet certain regulatory standards and comply with applicable regulatory notice requirements. If we or the Bank ceased to be "well capitalized" or "well managed" under applicable regulatory standards, or if the Bank received a rating of less than Satisfactory under the Community Reinvestment Act, our ability to conduct these broader financial activities would be limited.

A provision of the BHCA known as the Volcker Rule limits our and the Bank's ability to engage in proprietary trading (*i.e.*, engaging as principal in any purchase or sale of one or more financial instruments) or to acquire or retain as principal any ownership interest in or sponsor a covered fund, including private equity and hedge funds.

Source of Strength

As a bank holding company, we are expected to act as a source of financial strength for the Bank and to commit resources to support the Bank. This support may be required at times when we might not be inclined to provide it. In addition, any capital loans made by us to the Bank will be repaid only after the Bank's deposits and various other obligations are repaid in full.

Payment of Dividends and Other Restrictions

Ameris is a legal entity separate and distinct from its subsidiaries. The principal source of our cash revenues is dividends from the Bank. Federal and state law limit the Bank's ability to pay dividends to Ameris.

Under Georgia law, the prior approval of the GDBF is required before any cash dividends may be paid by a state bank if (i) total classified assets at the most recent examination of such bank exceed 80% of the bank's Tier 1 capital (plus allowance for loan losses), (ii) the aggregate amount of dividends declared or anticipated to be declared by the bank in the calendar year exceeds 50% of its net profits for the previous calendar year, or (iii) the ratio of the bank's Tier 1 capital to adjusted total assets is less than 6%. As of December 31, 2024, there was approximately $196.0 million of retained earnings of our Bank available for payment of cash dividends under applicable regulations without obtaining regulatory approval.

Under federal law, the ability of an insured depository institution such as the Bank to pay dividends or other distributions is restricted or prohibited if (i) the institution would fail to satisfy the regulatory capital conservation buffer requirement following the distribution, (ii) the distribution would cause the institution to become undercapitalized or (iii) the institution is in default of its payment of deposit insurance assessments to the FDIC. In addition, the FDIC has the authority to prohibit the Bank from engaging in an unsafe or unsound banking practice. The payment of dividends could, depending upon the financial condition of the Bank, be deemed to constitute an unsafe or unsound practice in conducting the Bank's business.

As a bank holding company, dividends paid by Ameris to its shareholders are subject to federal law limitations. The Federal Reserve has adopted the policy that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover the cash dividends and that the company's rate of earning retention is consistent with the company's capital needs, asset quality and overall financial condition. In addition, a bank holding company is required to consult with or notify the Federal Reserve prior to purchasing or redeeming its outstanding equity securities in certain circumstances, including if the gross consideration for the purchase or redemption, when aggregated with the net consideration paid by the company for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. A bank holding company that is well-capitalized, well-managed and not the subject of any unresolved supervisory issues is exempt from this notice requirement.

Capital Adequacy

Bank holding companies and banks are required to maintain minimum regulatory capital ratios imposed under both federal and state law. The Federal Reserve and the FDIC, the primary regulators of Ameris and the Bank, respectively, have adopted substantially similar regulatory capital frameworks, which use both risk-based and leverage-based measures of capital adequacy. Under these frameworks, Ameris and the Bank must each maintain a common equity Tier 1 capital to total risk-weighted assets ratio of at least 4.5%, a Tier 1 capital to total risk-weighted assets ratio of at least 6%, a total capital to total risk-weighted assets ratio of at least 8% and a leverage ratio of Tier 1 capital to average total consolidated assets of at least 4%. Ameris and the Bank are also required to maintain a capital conservation buffer of common equity Tier 1 capital of at least 2.5% of risk-weighted assets in addition to the minimum risk-based capital ratios in order to avoid certain restrictions on capital distributions and discretionary bonus payments.

Under the capital rules, common equity Tier 1 capital generally includes certain common stock instruments (plus any related surplus), retained earnings and certain minority interests in consolidated subsidiaries (subject to certain limitations). Additional Tier 1 capital generally includes noncumulative perpetual preferred stock (plus any related surplus) and certain minority interests in consolidated subsidiaries (subject to certain limitations). Tier 2 capital generally includes certain subordinated debt (plus related surplus), certain minority interests in consolidated subsidiaries (subject to certain limitations) and a portion of the allowance for credit losses ("ACL"). Common equity tier 1 capital, additional Tier 1 capital and Tier 2 capital are each subject to various regulatory deductions and adjustments. In general, the risk-based capital standards are designed to make regulatory capital requirements sensitive to differences in risk profile by risk weighting assets and off-balance-sheet exposures based on risk categories.

Failure to meet these capital requirements could subject Ameris and the Bank to a variety of enforcement actions, including the issuance of a capital directive, the termination of deposit insurance by the FDIC and certain other restrictions on our business. In addition, under the FDIC's "prompt corrective action" framework, the FDIC may impose various restrictions, including limitations on growth and the payment of dividends, if the Bank becomes undercapitalized. Under this framework, the Bank is considered to be "well capitalized" if it has a common equity Tier 1 risk-based capital ratio of 6.5% or greater, a Tier 1 risk-based capital ratio of 8% or greater, a total risk-based capital ratio of 10% or greater and a leverage ratio of 5% or greater, and is not subject to any order or written directive by the appropriate regulatory authority to meet and maintain a specific capital level for any capital measure.

The Federal Deposit Insurance Act prohibits an insured bank from accepting brokered deposits or offering interest rates on any deposits significantly higher than the prevailing rate in the bank's normal market area or nationally (depending upon where the deposits are solicited) unless it is "well-capitalized," or is "adequately capitalized" and has received a waiver from the FDIC. A bank that is "adequately capitalized" and that accepts brokered deposits under a waiver from the FDIC may not pay an interest rate on any deposit in excess of 75 basis points over certain prevailing market rates. There are no such restrictions on a bank that is "well-capitalized."

At December 31, 2024, the Company exceeded its minimum capital requirements, inclusive of the capital conservation buffer, on a consolidated basis with common equity Tier 1 capital, Tier 1 capital and total capital equal to 12.65%, 12.65% and 15.37% of its total risk-weighted assets, respectively, and a Tier 1 leverage ratio of 10.74%. At December 31, 2024, the Bank exceeded its minimum capital requirements, inclusive of the capital conservation buffer, with common equity Tier 1 capital, Tier 1 capital and total capital equal to 13.15%, 13.15% and 14.75% of its total risk-weighted assets, respectively, and a Tier 1 leverage ratio of 11.17%, and was "well-capitalized" for prompt corrective action purposes based on the ratios and guidelines described above.

Under a December 2018 final rule, banking organizations may elect to phase in the regulatory capital effects of the current expected credit losses ("CECL") model, the new accounting standard for credit losses, over three years. In March 2020, the joint federal bank regulatory agencies issued an interim final rule effective March 31, 2020 that allows banking organizations that implemented CECL in 2020 to elect to mitigate the effects of the CECL accounting standard on their regulatory capital for two years. This two-year delay is in addition to the three-year transition period that the agencies had already made available in December 2018. Ameris and the Bank elected to defer the regulatory capital effects of CECL in accordance with the interim final rule. As a result, the effects of CECL on Ameris's and the Bank's regulatory capital were delayed through 2021 and have been phased-in over a three-year period from January 1, 2022 through December 31, 2024. Under the interim final rule, the amount of adjustments to regulatory capital deferred until the phase-in period includes both the initial impact of a banking organization's adoption of CECL at January 1, 2020 and 25% of subsequent changes in its allowance for credit losses during each quarter of the two-year period ended December 31, 2021.

Transactions with Affiliates and Insiders, Tying Arrangements and Lending Limits

The Bank is subject to certain restrictions in its dealings with Ameris and its affiliates. Transactions between banks and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank typically is any company or entity that controls or is under common control with the bank, including the bank's parent holding company and non-bank subsidiaries of that holding company. Some but not all subsidiaries of a bank may be exempt from the definition of an affiliate. Generally, Sections 23A and 23B (i) limit the extent to which the bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of the bank's capital stock and surplus, and limit the aggregate of all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus, and (ii) require that all such transactions be on terms substantially the same, or at least as favorable to the bank or subsidiary, as those that would be provided to a non-affiliate. The term "covered transaction" includes the making of a loan to an affiliate, the purchase of assets from an affiliate, the issuance of a guarantee on behalf of an affiliate and several other types of transactions. Extensions of credit to an affiliate usually must be over-collateralized.

Under section 22 of the Federal Reserve Act, as implemented by the Federal Reserve's Regulation O, restrictions also apply to extensions of credit by a bank to its executive officers, directors, principal shareholders and their related interests, and to similar individuals at the holding company or affiliates. In general, such extensions of credit (i) may not exceed certain dollar limitations, (ii) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (iii) must not involve more than the normal risk of repayment or present other unfavorable features. Certain extensions of credit to these insiders also require the approval of the bank's board of directors. Additionally, the Federal Deposit Insurance Act and Georgia law limit asset sales and purchases between a bank and its insiders.

Under anti-tying rules of federal law, a bank may not extend credit, lease, sell property or furnish any service or fix or vary the consideration for them on the condition that (i) the customer obtain or provide some additional credit, property or service from or to the bank or its holding company or their subsidiaries (other than those related to and usually provided in connection with a loan, discount, deposit or trust service) or (ii) the customer not obtain some other credit, property or service from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended. The federal banking agencies have, however, allowed banks to offer combined-balance products and otherwise to offer more favorable terms if a customer obtains two or more traditional bank products. The law authorizes the Federal Reserve to grant additional exceptions by regulation or order.

Under Georgia law, a state bank is generally prohibited from making loans, having obligations or having credit exposure as a counterparty in a derivative transaction to any one borrower in an amount exceeding 15% of the bank's statutory capital base, or 25% of the bank's statutory capital base if the entire amount is secured by good collateral or other ample security (as defined by law).

Reserves

Pursuant to regulations of the Federal Reserve, an insured depository institution must maintain reserves against its transaction accounts. Because required reserves generally must be maintained in the form of vault cash, with a pass-through correspondent bank, or in the institution's account at a Federal Reserve Bank, the effect of the reserve requirement may be to reduce the amount of an institution's assets available for lending or investment. During 2020, in response to the COVID-19 pandemic, the Federal Reserve reduced all reserve requirement ratios to zero. The Federal Reserve indicated that it may adjust reserve requirement ratios in the future if conditions warrant.

FDIC Insurance Assessments

The Bank's deposits are insured to the maximum extent permitted by the DIF. The Bank is required to pay quarterly premiums, known as assessments, for this deposit insurance coverage. The FDIC uses a risk-based assessment system that imposes insurance premiums as determined by multiplying an insured bank's assessment base by its assessment rate. A bank's deposit insurance assessment base is generally equal to its total assets minus its average tangible equity during the assessment period. The Bank's regular assessments are determined within a range of base assessment rates based in part on the Bank's CAMELS composite rating, taking into account other factors and adjustments. The CAMELS rating system is a supervisory rating system developed to classify a bank's overall condition by taking into account capital adequacy, assets, management capability, earnings, liquidity and sensitivity to market and interest rate risk. The methodology that the FDIC uses to calculate assessment amounts is also based on the FDIC's designated reserve ratio, which is currently 2%. Under the current methodology, the Bank's assessment rates are based on an initial base assessment rate of 5 to 32 cents per $100 of insured deposits, subject to certain adjustments, and may range from 2.5 to 42 cents after applying adjustments. These rates will remain in effect until the designated reserve ratio meets or exceeds 2%, absent further FDIC action.

The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if the FDIC determines after a hearing that the institution has engaged or is engaging in unsafe or unsound banking practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation or order or any condition imposed by an agreement with the FDIC. The FDIC also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance if the institution has no tangible capital. Management is not aware of any existing circumstances that would result in termination of the Bank's deposit insurance.

On November 16, 2023, the FDIC approved a final rule to implement a special assessment to recover the loss to the DIF resulting from the closures of Silicon Valley Bank and Signature Bank. The special assessment was determined based on an annual rate of 13.4 basis points applied to an institution's estimated uninsured deposits in excess of $5 billion over an anticipated eight quarterly assessment periods. The FDIC retains the ability to cease collection early or impose an extended special assessment collection period after the initial eight-quarter collection period to collect the difference between losses and the amounts collected, and impose a one-time final shortfall special assessment after both receiverships terminate. The Company recognized an expense of $11.6 million in the fourth quarter of 2023 related to the special assessment. In the fourth quarter of 2024, the FDIC provided an updated estimated loss to the DIF resulting from the receiverships of approximately $18.9 billion from the original estimate of $16.3 billion. As a result of the increased loss estimate, the FDIC currently intends to collect additional losses over a two-quarter collection period following the initial eight-quarter collection period. Loss estimates will be periodically updated based on losses incurred and recoveries received. The amount of any additional assessment to the Company is unknown and will be recognized, if applicable, when it becomes reasonably estimable.

On July 30, 2024, the FDIC issued a proposed rule that would revise the FDIC's regulations governing the classification and treatment of brokered deposits. The proposal would require many insured depository institutions to classify a greater amount of their deposits obtained with the involvement of third parties as brokered deposits. An increase in the amount of brokered deposits on an insured depository institution's balance sheet could, among other consequences, increase the institution's deposit insurance assessment costs.

Federal Home Loan Bank System

Our Company has a correspondent relationship with the FHLB of Atlanta, which is one of 12 regional FHLBs that administer the home financing credit function of banking institutions. Each FHLB is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB system and makes advances to members in accordance with policies and procedures established by the Board of Directors of the FHLB and subject to the oversight of the Federal Housing Finance Agency. All advances from an FHLB are required to be fully secured by sufficient collateral as determined by the FHLB.

The FHLB of Atlanta offers certain services to our Company, such as processing checks and other items, buying and selling federal funds, handling money transfers and exchanges, shipping coin and currency, providing security and safekeeping of funds or other valuable items, and furnishing limited management information and advice. As compensation for these services, our Company maintains certain balances with the FHLB of Atlanta in interest-bearing accounts.

Real Estate Lending Evaluations

The federal regulators have adopted uniform standards for evaluations of loans secured by real estate or made to finance improvements to real estate. Banks are required to establish and maintain written internal real estate lending policies consistent with safe and sound banking practices, and appropriate to the size of the institution and the nature and scope of its operations. The regulations establish loan-to-value ratio limitations on real estate loans. Our Company's loan policies establish limits on loan-to-value ratios that are equal to or less than those established in such regulations.

Commercial Real Estate Concentrations

Under guidance issued by the federal banking regulators, a financial institution will be considered to have a significant commercial real estate ("CRE") concentration risk, and will be subject to enhanced supervisory expectations to manage that risk, if (i) total reported loans for construction, land development and other land ("C&D") represent 100% or more of the institution's tier 1 capital plus the allowance for credit losses attributable to loans and leases or (ii) total CRE loans represent

300% or more of the institution's tier 1 capital plus the allowance for credit losses attributable to loans and leases and the outstanding balance of the institution's CRE loan portfolio has increased by 50% or more during the prior 36 months.

As of December 31, 2024, our C&D concentration as a percentage of capital totaled 63.3% and our CRE concentration, net of owner-occupied loans, as a percentage of capital totaled 267.9%.

Branching

The Bank has branch offices in Alabama, Florida, Georgia, North Carolina and South Carolina. Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation, so long as the acquirer satisfies certain conditions, including that it is "well capitalized" and "well managed." Furthermore, a "well capitalized" and "well managed" bank with its main office in one state is generally authorized to merge with a bank with its main office in another state, subject to certain deposit-percentage limitations, aging requirements and other restrictions. After a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable federal or state law.

Community Reinvestment Act

The Community Reinvestment Act (the "CRA") requires federal bank regulatory agencies to encourage financial institutions to meet the credit needs of low- and moderate-income borrowers in their local communities. The agencies periodically examine the CRA performance of each of the institutions for which they are the primary federal regulator and assign one of four ratings: Outstanding; Satisfactory; Needs to Improve; or Substantial Noncompliance. In order for an insured depository institution and its parent holding company to take advantage of certain regulatory benefits, such as expedited processing of applications and the ability of the holding company to engage in new financial activities, the insured depository institution must maintain a rating of Outstanding or Satisfactory. An institution's size and business strategy determines the type of examination that it will receive. The FDIC evaluates the Bank as a large, retail-oriented institution and applies performance-based lending, investment and service tests. In its most recent CRA evaluation, as of October 31, 2022, the Bank was rated Satisfactory under the CRA.

In October 2023, the federal regulatory agencies issued a joint final rule to modernize the CRA regulatory framework. The final rule is intended, among other things, to adapt to changes in the banking industry, including the expanded role of mobile and online banking, and to tailor performance standards to account for differences in bank size and business models. The final rule introduces new tests under which the performance of banks with over $2 billion in assets will be assessed. The new rule also includes data collection and reporting requirements, some of which are applicable only to banks with over $10 billion in assets, such as the Bank. Most provisions of the final rule are scheduled to become effective on January 1, 2026, and the data reporting requirements are scheduled to become effective on January 1, 2027. Industry organizations have challenged the final rule in court, and on March 29, 2024, the United States District Court for the Northern District of Texas granted an injunction and stay of the final rule. The final outcome of such challenge is uncertain, and we are monitoring the status of the litigation.

Debit Interchange Fee Limitations

Under the Durbin Amendment to the Dodd-Frank Act and the Federal Reserve's implementing regulations, the debit card interchange fee that the Bank charges merchants must be reasonable and proportional to the cost of clearing the transaction. The maximum permissible interchange fee is capped at the sum of $0.21 plus five basis points of the transaction value for many types of debit interchange transactions. The Bank may also recover $0.01 per transaction for fraud prevention purposes if it complies with certain fraud-related requirements. The Federal Reserve also has established rules governing routing and exclusivity that require debit card issuers to offer two unaffiliated networks for routing transactions on each debit or prepaid product.

In October 2023, the Federal Reserve issued a proposal under which the maximum permissible interchange fee for an electronic debit transaction would be the sum of 14.4 cents per transaction and 4 basis points multiplied by the value of the transaction. In addition, the fraud-prevention adjustment would increase from a maximum of 1 cent to 1.3 cents. The proposal would adopt an approach for future adjustments to the interchange fee cap, which would occur every other year based on issuer cost data gathered by the Federal Reserve from large debit card issuers.

Anti-Money Laundering and Sanctions Compliance

The Bank Secrecy Act, (the "BSA") the USA PATRIOT Act of 2001 and other federal laws and regulations require financial institutions, among other things, to institute and maintain an effective anti-money laundering ("AML") program. Under these laws and regulations, the Bank is required to take steps to prevent the use of the Bank to facilitate the flow of illegal or illicit money, to report large currency transactions and to file suspicious activity reports. In addition, the Bank is required to develop and implement a comprehensive AML compliance program, as well as have in place appropriate "know your customer" policies and procedures.

The federal Financial Crimes Enforcement Network of the Department of the Treasury, in addition to other bank regulatory agencies, is authorized to impose significant civil money penalties for violations of these requirements and has recently engaged in coordinated enforcement efforts with state and federal banking regulators, in addition to the U.S. Department of Justice, the CFPB, the Drug Enforcement Administration and the Internal Revenue Service. Violations of AML requirements can also lead to criminal penalties. In addition, the federal banking agencies are required to consider the effectiveness of a financial institution's AML activities when reviewing proposed bank mergers and bank holding company acquisitions.

The Office of Foreign Assets Control ("OFAC") is responsible for administering economic sanctions that affect transactions with designated foreign countries, foreign nationals and others, as defined by various Executive Orders and in various pieces of legislation. OFAC publishes lists of persons, organizations and countries suspected of aiding, harboring or engaging in terrorist acts. If we or the Bank find a name on any transaction, account or wire transfer that is on an OFAC list, we or the Bank must freeze or block such account or transaction, file a suspicious activity report and notify the appropriate authorities. Failure to comply with these sanctions could have serious legal and reputational consequences.

We and the Bank maintain policies, procedures and other internal controls designed to comply with these AML requirements and sanctions programs.

Consumer Protection Laws

The Bank is subject to a number of federal and state laws designed to protect customers and promote lending to various sectors of the economy and population. These consumer protection laws apply to a broad range of our activities and to various aspects of our business, and include laws relating to interest rates, fair lending, disclosures of credit terms and estimated transaction costs to consumer borrowers, debt collection practices, the use of and the provision of information to consumer reporting agencies, and the prohibition of unfair, deceptive or abusive acts or practices in connection with the offer, sale or provision of consumer financial products and services. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act and the Fair Debt Collection Practices Act, as well as their state law counterparts. At the federal level, most consumer financial protection laws are administered by the CFPB, which supervises the Bank. Among other things, the CFPB has promulgated many mortgage-related rules, including rules related to the ability to repay and qualified mortgage standards, mortgage servicing standards, loan originator compensation standards, high-cost mortgage requirements, Home Mortgage Disclosure Act requirements and appraisal and escrow standards for higher priced mortgages. The mortgage-related final rules issued by the CFPB have materially restructured the origination, servicing and securitization of residential mortgages in the United States, and have imposed significant compliance obligations and costs on mortgage lenders, including the Bank.

The CFPB has identified certain areas of concern for consumers, including, for example, what the CFPB considers to be excessive and/or unexpected fees. On December 12, 2024, the CFPB issued a final rule governing overdraft fees for financial institutions with $10 billion or more in assets, such as the Bank. The final rule provides that a covered financial institution may only charge overdraft fees in the amount of $5 or less, charge overdraft fees based on a calculation of allowed costs and losses associated with operating overdraft programs or offer overdraft loans in compliance with the requirements of Regulation Z, including mandatory disclosures. Industry organizations have challenged the final rule in court and the litigation is ongoing. If the challenge is not successful, as a covered financial institution, the Bank must comply with the rule beginning October 1, 2025. We are monitoring the status of the litigation and evaluating the impact of this rule.

Violations of applicable consumer protection laws can result in significant potential liability, including actual damages, restitution and injunctive relief, from litigation brought by customers, state attorneys general and other plaintiffs, as well as enforcement actions by banking regulators and reputational harm.

Financial Privacy and Cybersecurity

Under the Gramm-Leach-Bliley Act, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. The Gramm-Leach-Bliley Act also provides that, with certain limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. Federal law makes it a criminal offense, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means.

The federal banking agencies pay close attention to the cybersecurity practices of banks, and the agencies include review of an institution's information technology and its ability to thwart cyberattacks in their examinations. An institution's failure to have adequate cybersecurity safeguards in place can result in supervisory criticism, monetary penalties and reputational harm.

Interagency rules require a bank to report certain computer-security incidents to its primary federal regulatory as soon as possible and no later than 36 hours after the bank determines that an incident requiring notification has occurred. In addition, bank service providers must notify any affected banking organization customer as soon as possible when the bank service provider determines that it has experienced a computer-security incident that has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, services provided to such banking organization for a period of four or more hours.

In July 2023, the SEC issued a final rule that requires disclosure of material cybersecurity incidents, as well as cybersecurity risk management, strategy and governance. Under this rule, banking organizations that are SEC registrants must generally disclose information about a material cybersecurity incident within four business days of determining it is material, with periodic updates as to the status of the incident in subsequent filings as necessary.

State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states adopted regulations requiring certain financial institutions to implement cybersecurity programs, while others recently implemented or modified their data breach notification, information security and data privacy requirements. We expect this trend of state-level activity in these areas to continue, and we routinely monitor developments in the states in which our customers are located.

On October 22, 2024, the CFPB released a final rule to implement Section 1033 of the Dodd-Frank Act. Under the final rule, financial institutions are required, upon request, to make available to a consumer or third party authorized by the consumer certain information the Bank has concerning a consumer financial product or service covered by the rule, such as a credit card or a deposit account. In issuing this rule, the CFPB said that the rule will move the U.S. closer to an "open banking" system that will allow consumers to switch banks or other providers more easily. The final rule also requires, among other things, covered data providers, such as the Bank, to establish a developer interface that satisfies certain performance and data security specifications through which the data provider can receive requests for, and provide, specific types of data covered by the rule in electronic, usable form to authorized third parties directly or through data aggregators. Under the final rule, the Bank will be prohibited from charging fees for maintaining the developer interface or providing access to such data. The Bank may also act as an authorized third party to request and access covered data under the final rule from other financial institutions that are covered data providers. The final rule places data security, authorization and other obligations on those authorized third parties, including limitations on secondary uses of the data received. Industry organizations have challenged the final rule in court and the litigation is ongoing. If the challenge is not successful, as a data provider, the Bank must comply with the rule beginning April 1, 2027. We are monitoring the status of the litigation and evaluating the impact of this rule.

Climate-Related and Other ESG Developments

In recent years, federal, state and international lawmakers and regulators have increased their focus on financial institutions' and other companies' risk oversight, disclosures and practices in connection with climate change and other environmental, social and governance ("ESG") matters. In March 2024, the SEC adopted a rule on the enhancement and standardization of climate-related disclosures for investors that would require public issuers, including us, to significantly expand the scope of climate-related disclosures included in issuers' SEC filings. In April 2024, the SEC stayed the climate-related disclosure rules pending the completion of judicial review. The SEC has also announced plans in the past to propose rules to require enhanced disclosure regarding human capital management.

ITEM 1A. RISK FACTORS

An investment in our Common Stock is subject to risks inherent in our business. The material risks and uncertainties that management believes currently affect Ameris are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below, together with all of the other information included or incorporated by reference in this Annual Report. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair the Company's business operations. This Annual Report is qualified in its entirety by these risk factors.

If any of the following risks or uncertainties actually occurs, the Company's financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of the Common Stock could decline significantly, and you could lose all or part of your investment.

Strategic Risk

We are subject to significant industry competition which may have adversely affect our success.

We operate in a highly competitive financial services environment, with our profitability dependent upon our ability to compete successfully based on such factors as brand recognition and reputation, client relationships, product offerings, pricing, convenience, technology, accessibility and customer service. We face significant pricing competition for loans and deposits. For us to successfully compete for borrowers and depositors, we may be required to offer loan and deposit products on terms that are less favorable to us, such as lower interest rates on loans and higher interest rates on deposits.

Certain competitors are larger and may have more resources than we do. We face competition in our regional market areas from other commercial banks, savings and loan associations, credit unions, internet banks, mortgage companies, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, fintechs and other financial intermediaries that offer similar services. Some of our non-bank competitors are not subject to the same extensive regulations that govern us or the Bank and may have greater flexibility in competing for business.

Another competitive factor is that the financial services market, including banking services, continues to undergo rapid changes with frequent introductions of new technology-driven products and services. Our future success may depend, in part, on our ability to use technology competitively to provide products and services that provide convenience to customers and create additional efficiencies in our operations.

Our growth and financial performance may be negatively impacted if we are unable to successfully execute our growth plans, including with respect to any strategic acquisitions we may choose to pursue.

Economic conditions and other factors, such as our ability to identify appropriate markets for expansion, our ability to recruit and retain qualified personnel, our ability to fund earning asset growth at a reasonable and profitable level, sufficient capital to support our growth initiatives, competitive factors and banking laws, will impact our success.

We may seek to supplement our internal growth through acquisitions. We cannot predict with certainty the number, size or timing of acquisitions, or whether any such acquisitions will occur at all. Our acquisition efforts have traditionally focused on targeted banking entities in markets in which we currently operate and markets in which we believe we can compete effectively, as well as non-bank entities that we feel can successfully supplement our existing lines of business. However, as consolidation of the financial services industry continues, the competition for suitable acquisition candidates may increase. We may compete with other financial services companies for both bank and non-bank acquisition opportunities, and many of these competitors have greater financial resources than we do and may be able to pay more for an acquisition than we are able or willing to pay. We also may need additional debt or equity financing in the future to fund acquisitions. We may not be able to obtain additional financing or, if available, it may not be in amounts and on terms acceptable to us. If we are unable to locate suitable acquisition candidates willing to sell on terms acceptable to us, or we are otherwise unable to obtain additional debt or equity financing necessary for us to continue making acquisitions, we would be required to find other methods to grow our business and we may not grow at the same rate we have in the past, or at all.

Generally, we must receive federal regulatory approval before we can acquire a bank or bank holding company. In determining whether to approve a proposed bank acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on the competition, financial condition and future prospects. The regulators also review current and projected capital ratios and levels, the competence, experience and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served (including both institutions' CRA performance history), and the effectiveness of the acquiring institution in combating money laundering activities. We cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. We may also be required to sell banks or branches as a condition to receiving regulatory approval, which condition may not be acceptable to us or, if acceptable to us, may reduce the benefits of any acquisition.

In the past, we have utilized de novo branching in new and existing markets as a way to supplement our growth. De novo branching and any acquisition carry with it numerous risks, including the following:

- the inability to obtain all required regulatory approvals;
- significant costs and anticipated operating losses associated with establishing a de novo branch or a new bank;
- the inability to secure the services of qualified senior management;
- the local market may not accept the services of a new bank owned and managed by a bank holding company headquartered outside of the market area of the new bank;
- economic downturns in the new market;
- the inability to obtain attractive locations within a new market at a reasonable cost; and
- the additional strain on management resources and internal systems and controls.

We have experienced to some extent many of these risks with our de novo branching to date.

Changes in the policies of monetary authorities and other government action could materially adversely affect our profitability.

Banking is a business which depends on interest rate differentials for success. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank's earnings. Thus, our earnings and growth will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States government and its agencies, particularly the Federal Reserve. The Federal Reserve administers monetary policy by setting target interest rates that it attempts to effect, primarily through open market dealings in United States government securities. The Federal Reserve also may specifically target banking institutions through the discount rate at which banks may borrow from the Federal Reserve Banks and the reserve requirements on deposits. The nature and timing of any changes in such policies and their effect on Ameris cannot be known at this time, but could adversely affect our results of operations.

Fiscal policy, the other principal tool of the federal government to oversee the national economy, is largely in the hands of Congress through its authority to make taxation and budget decisions, subject to Presidential approval. These decisions may have a significant impact on the economic sectors in which we operate and could adversely affect our results of operations.

We engage in acquisitions of other businesses from time to time. These acquisitions may not produce revenue or earnings enhancements or cost savings at levels or within timeframes originally anticipated and may result in unforeseen integration difficulties.

When appropriate opportunities arise, we will engage in acquisitions of other businesses. Difficulty in integrating an acquired business or company may cause us not to realize expected revenue increases, cost savings, increases in geographic or product presence or other anticipated benefits from any acquisition. The integration could result in higher than expected deposit attrition (run-off), loss of key employees, disruption of our business or the business of the acquired company, or otherwise adversely affect our ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. We will likely need to make additional investments in equipment and personnel to manage higher asset levels and loan balances as a result of any significant acquisition, which may materially adversely impact our earnings. Also, the negative effect of any divestitures required by regulatory authorities in acquisitions or business combinations may be greater than expected.

Depending on the condition of any institution that we may acquire, any acquisition may, at least in the near term, materially adversely affect our capital and earnings and, if not successfully integrated following the acquisition, may continue to have such effects.

Credit and Liquidity Risk

Our revenues are highly correlated to market interest rates.

Our assets and liabilities are primarily monetary in nature, and as a result, we are subject to significant risks tied to changes in interest rates. Our ability to operate profitably is largely dependent upon net interest income. In 2024, net interest income made up 74.3% of our revenue. Unexpected movement in interest rates, that may or may not change the slope of the current yield curve, could cause our net interest margins to decrease, subsequently decreasing net interest income. In addition, such changes could materially adversely affect the valuation of our assets and liabilities.

At present our one-year interest rate sensitivity position is asset sensitive, such that a gradual increase in interest rates during the next twelve months should have a positive impact on net interest income during that period. However, as with most financial institutions, our results of operations are affected by changes in interest rates and our ability to manage this risk. The difference between interest rates charged on interest-earning assets and interest rates paid on interest-bearing liabilities may be affected by changes in market interest rates, changes in relationships between interest rate indices and changes in the relationships between long-term and short-term market interest rates. In addition, the mix of assets and liabilities could change as varying levels of market interest rates might present our customer base with more attractive options.

Certain changes in interest rates, inflation, deflation or the financial markets could affect demand for our products and our ability to deliver products efficiently.

Loan originations, and potentially loan revenues, could be materially adversely impacted by sharply rising interest rates. Conversely, sharply falling rates could increase prepayments within our loan and securities portfolios lowering interest earnings from those assets and investments. Rising inflation could cause our operating costs related to salaries and benefits, technology and supplies to increase at a faster pace than our revenues. Recently, inflation has been at a higher level than experienced in many decades, which has increased costs and impacted operations for the Company and many of its customers.

The fair market value of our securities portfolio and the investment income from these securities also fluctuate depending on general economic and market conditions. In addition, actual net investment income and/or cash flows from investments that carry prepayment risk, such as mortgage-backed and other asset-backed securities, may differ from those anticipated at the time of investment as a result of interest rate fluctuations. Our capital position could be adversely impacted by declines in the fair market value of our securities portfolio.

If we lose or are unable to grow and retain our deposits, we may be subject to liquidity risk and higher funding costs.

We require liquidity to meet our deposit and debt obligations as they come due. Our access to funding sources in amounts adequate to finance our activities or on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy generally. Factors that could reduce our access to liquidity sources include a downturn in the economy in the southeastern United States, difficult credit markets or adverse regulatory actions against us. Our access to deposits may also be affected by the liquidity needs of our depositors. A substantial majority of our liabilities are demand, savings, interest checking and money market deposits, which are payable on demand or upon several days' notice, while by comparison, a substantial portion of our assets are loans, which cannot be called or sold in the same timeframe. We may not be able to replace maturing deposits and advances as necessary in the future, especially if a large number of our depositors sought to withdraw their accounts, regardless of the reason.

Our access to deposits may be negatively impacted by, among other factors, periods of low interest rates or higher interest rates which could promote increased competition for deposits, including from new financial technology competitors, or provide customers with alternative investment options. Additionally, negative news about us or the banking industry in general could negatively impact market and/or customer perceptions of the Company, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits. Furthermore, as banking organizations experienced in recent years, the failure of other financial institutions may cause deposit outflows as customers spread deposits among several different banks so as to maximize their amount of FDIC insurance, move deposits to banks deemed "too big to fail" or remove deposits from the banking system entirely. As of December 31, 2024, approximately 46.8% of our deposits were uninsured, and we rely on these deposits for liquidity. A failure to maintain adequate liquidity could have a material adverse effect on our business, financial condition and results of operations.

We face additional risks due to our mortgage banking activities that could negatively impact our liquidity and earnings.

One of our primary business operations is mortgage banking, in connection with which residential mortgage loans are sold by the Bank in the secondary market under agreements that contain representations and warranties related to, among other things, the origination and characteristics of the mortgage loans. The sale of these loans generates noninterest income and can be a source of liquidity for the Bank. Disruption in the market for residential mortgage loans as well as declines in real estate values, among other economic variables, could lead to one or more of the following:

- rising interest rates causing a decline in mortgage originations, which could negatively impact our earnings;
- reductions in real estate values could decrease the potential for mortgage originations, which could negatively impact our earnings;
- our inability to sell mortgage loans on the secondary market could negatively impact our liquidity position;
- if it is determined that loans were made in breach of our representations and warranties to the secondary market, we could incur significant losses associated with the loans, including requirements to either repurchase the outstanding principal balance of a loan or make the purchaser whole for the anticipated economic benefits of a loan; and
- increased compliance requirements could result in higher compliance costs, higher foreclosure proceedings or lower loan origination volume, all which could negatively impact future earnings.

We rely on dividends from the Bank for most of our revenue.

Ameris is a separate and distinct legal entity from its subsidiaries. It receives substantially all of its revenue from dividends from the Bank. These dividends are the principal source of funds to pay dividends on the Common Stock and interest and principal on the Company's debt. Various federal and state laws and regulations limit the amount of dividends that the Bank may pay to the Company. Also, the Company's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. In the event the Bank is unable to pay dividends to the Company, the Company may not be able to service debt, pay obligations or pay dividends on the Common Stock and its business, financial condition and results of operations may be materially adversely affected. Consequently, cash-based activities, including further investments in the Bank or in support of the Bank, could require borrowings or additional issuances of common or preferred stock.

Our allowance for credit losses may be insufficient.

We maintain allowances for credit losses on loans, securities and off-balance sheet credit exposures. In the case of loans and securities, allowances for credit losses are contra-asset valuation accounts that are deducted from the amortized cost basis of these assets to present the net amount expected to be collected. In the case of off-balance-sheet credit exposures, the allowance for credit losses is a liability account reported as a component of other liabilities in our consolidated balance sheets. The amount of each allowance account represents management's best estimate of current expected credit losses on these financial instruments considering available information, from internal and external sources, relevant to assessing exposure to credit loss over the contractual term of the instrument. Relevant available information includes historical credit loss experience, current conditions and reasonable and supportable forecasts. As a result, the determination of the appropriate level of allowance for credit losses inherently involves a high degree of subjectivity and requires us to make significant estimates related to current and expected future credit risks and trends, all of which may undergo material changes.

Deterioration in economic conditions, including the possibility of a recession, affecting borrowers and securities issuers; inflation; rising interest rates; new information regarding existing loans, credit commitments and securities holdings; natural disasters and risks related to climate change; and identification of additional problem loans, ratings downgrades and other factors, both within and outside of our control, may require an increase in the allowances for credit losses on loans, securities and off-balance sheet credit exposures.

In addition, bank regulatory agencies periodically review our allowance for credit losses and may require an increase in credit loss expense or the recognition of further loan charge-offs, based on judgments different than those of management. Furthermore, if any charge-offs related to loans, securities or off-balance sheet credit exposures in future periods exceed our allowances for credit losses on loans, securities or off-balance sheet credit exposures, we will need to recognize additional credit loss expense to increase the applicable allowance. Any increase in the allowance for credit losses on loans, securities and/or off-balance sheet credit exposures will result in a decrease in net income and, possibly, capital, and may have a material adverse effect on our business, financial condition and results of operations.

Unrealized losses in our securities portfolio could affect liquidity.

As market interest rates have increased, we have experienced unrealized losses on our available for sale securities portfolio. Unrealized losses related to available for sale securities are reflected in accumulated other comprehensive income in our consolidated balance sheets and reduce the level of our book capital and tangible common equity. However, such unrealized losses do not affect our regulatory capital ratios. We actively monitor our available for sale securities portfolio and do not currently anticipate the need to realize material losses from the sale of securities for liquidity purposes. Furthermore, we believe it is unlikely that we would be required to sell any such securities before recovery of their amortized cost bases, which may be at maturity. Nonetheless, our access to liquidity sources could be affected by unrealized losses if securities must be sold at a loss; tangible capital ratios decline from an increase in unrealized losses or realized credit losses; the FHLB or other funding sources reduce capacity; or bank regulators impose restrictions on us that impact the level of interest rates we may pay on deposits or our ability to access brokered deposits. Additionally, significant unrealized losses could negatively impact market and/or customer perceptions of the Company, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits.

We may need to rely on the financial markets to provide needed capital.

Our Common Stock is listed and traded on the New York Stock Exchange (the "NYSE"). If the liquidity of the NYSE market should fail to operate at a time when we may seek to raise equity capital, or if conditions in the capital markets are adverse, we may be constrained in raising capital. Downgrades in the opinions of the analysts that follow our Company may cause our stock price to fall and significantly limit our ability to access the markets for additional capital. Should these risks materialize, our ability to further expand our operations through internal growth or acquisition may be limited.

We may be unable to pay dividends on our Common Stock.

Holders of our Common Stock are only entitled to receive such dividends as our Board may declare out of funds legally available for such payments. Although we have consistently paid dividends on our Common Stock in recent years, the payment of dividends could be suspended at any time.

We may borrow funds or issue additional debt and equity securities or securities convertible into equity securities, any of which may be senior to our Common Stock as to distributions and in liquidation, which could negatively affect the value of our Common Stock.

In the future, we may attempt to increase our capital resources by entering into debt or debt-like financing that is unsecured or secured by all or up to all of our assets, or by issuing additional debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, preferred stock, common stock or securities convertible into or exchangeable for equity securities. In the event of our liquidation, our lenders and holders of our debt and preferred securities would receive a distribution of our available assets before distributions to the holders of our Common Stock. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate with certainty the amount, timing or nature of our future offerings and debt financings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. In addition, the borrowing of funds or issuance of debt would increase our leverage and decrease our liquidity, and the issuance of additional equity securities would dilute the interests of our existing shareholders.

Holders of the Company's debt obligations and any shares of the Company's preferred stock that may be outstanding in the future will have priority over the Company's common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest and preferred dividends.

In the event of any winding up and termination of the Company, our Common Stock would rank below all claims of the holders of the Company's debt and any preferred stock then outstanding. As of December 31, 2024, we had outstanding trust preferred securities and accompanying junior subordinated debentures with a carrying value of $132.3 million and other subordinated notes payable with a carrying value of $108.8 million.

Upon the winding up and termination of the Company, holders of our Common Stock will not be entitled to receive any payment or other distribution of assets until after all of our obligations to our debt holders have been satisfied and holders of our senior debt, subordinated debt and junior subordinated debentures issued in connection with trust preferred securities have received any payments and other distributions due to them. In addition, we are required to pay interest on our senior debt, subordinated debt and junior subordinated debentures issued in connection with the Company's trust preferred securities before we pay any dividends on our Common Stock.

Operational Risk

Cyberattacks or other security breaches could have a material adverse effect on our business.

In the normal course of business, we collect, process and retain sensitive and confidential information regarding our customers. We also have arrangements in place with other third parties through which we share and receive information about their customers who are or may become our customers. Although we devote significant resources and management focus to ensuring the integrity of our systems through information security and business continuity programs, our facilities and systems, and those of third-party service providers, are vulnerable to external or internal security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors or other similar events. Additionally, information security may be adversely affected by the current or anticipated impact of military conflict, acts of terrorism or other geopolitical events.

Information security risks for financial institutions like us continue to increase in part because of new technologies, the use of the Internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and the increased sophistication and activities of organized crime, perpetrators of fraud, hackers, terrorists and others. In addition to cyberattacks or other security breaches involving the theft of sensitive and confidential information, hackers continue to engage in attacks against financial institutions. These attacks include denial of service attacks designed to disrupt external customer facing services and ransomware attacks designed to deny organizations access to key internal resources or systems. We are not able to anticipate or implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources. We employ detection and response mechanisms designed to contain and mitigate security incidents, but early detection may be thwarted by sophisticated attacks and malware designed to avoid detection.

We rely heavily on communications and information systems to conduct our business. Accordingly, we also face risks related to cyberattacks and other security breaches in connection with our own and third-party systems, processes and data, including credit and debit card transactions that typically involve the transmission of sensitive information regarding our customers through various third parties, including merchant acquiring banks, payment processors, payment card networks (e.g., Visa, MasterCard) and our processors. Some of these parties have in the past been the target of security breaches and cyberattacks, and because the transactions involve third parties and environments such as the point of sale that we do not control or secure, future security breaches or cyberattacks affecting any of these third parties could impact us through no fault of our own, and in some cases we may have exposure and suffer losses for breaches or attacks relating to them. We also rely on numerous other third-party service providers to conduct other aspects of our business operations and face similar risks relating to them. While we conduct security reviews on these third parties, we cannot be sure that their information security protocols are sufficient to withstand a cyberattack or other security breach.

The access by unauthorized persons to, or the improper disclosure by us of, confidential information regarding our customers or our own proprietary information, software, methodologies and business secrets could result in significant legal and financial exposure, supervisory liability, damage to our reputation or a loss of confidence in the security of our systems, products and services, which could have a material adverse effect on our business, financial condition or results of operations. In addition, our industry continues to experience well-publicized attacks or breaches affecting others in our industry that have heightened concern by consumers generally about the security of using credit and debit cards, which have caused some consumers, including our customers, to use our credit and debit cards less in favor of alternative methods of payment and has led to increased regulatory focus on, and potentially new regulations relating to, these methods. Further cyberattacks or other breaches in the future, whether affecting us or others, could intensify consumer concern and regulatory focus and result in reduced use of our cards, increased costs and regulatory penalties, all of which could have a material adverse effect on our business. To the extent we are involved in any future cyberattacks or other breaches, our brand and reputation could be affected, which could also have a material adverse effect on our business, financial condition or results of operations.

We face risks related to our operational, technological and organizational infrastructure.

Our ability to grow and compete is dependent on our ability to build or acquire the necessary operational and technological infrastructure and to manage the cost of that infrastructure while we expand. Similar to other large corporations, in our case, operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or persons outside of our Company and exposure to external events. We are dependent on our operational infrastructure to help manage these risks. In addition, we are heavily dependent on the strength and capability of our technology systems which we use both to interface with our customers and to manage our internal financial and other systems. Our ability to develop and deliver new products that meet the needs of our existing customers and attract new customers depends in part on the functionality of our technology systems. Additionally, our ability to run our business in compliance with applicable laws and regulations is dependent on these infrastructures.

We continuously monitor our operational and technological capabilities and make modifications and improvements when we believe it will be cost effective to do so. In some instances, we may build and maintain these capabilities ourselves. We also outsource some of these functions to third parties. These third parties may experience errors or disruptions that could adversely impact us and over which we may have limited control. We also face risk from the integration of new infrastructure platforms and/or new third party providers of such platforms into our existing businesses.

Fraud remains an elevated risk for us and for all banks, and we may experience increased losses due to fraud.

In recent years, fraud risk has continued to be a significant risk for us and for all banks. Card fraud and deposit fraud (such as check kiting and wire fraud) continue to be significant sources of fraud attempts and losses in our consumer banking business. Moreover, our commercial clients have experienced increased levels of financial fraud risk as well, often requiring our involvement and assistance because of our banking relationship with these clients. The methods used to perpetrate and combat fraud continue to evolve as technology changes and more tools for access to financial services emerge, such as real-time payments. In addition to cybersecurity risks, new techniques have made it easier for bad actors to obtain and use client personal information, mimic signatures and otherwise create false documents that look genuine. Fraud schemes are broad and can include debit card/credit card fraud, check fraud, mechanical devices attached to ATM machines, social engineering and phishing attacks to obtain personal information, impersonation of our clients through the use of falsified or stolen credentials, employee fraud, information fraud and other malfeasance. Criminals are regularly turning to new sources to steal personally identifiable information in order to impersonate our clients to commit fraud. Our regulators require us to report fraud promptly, and regulators often advise banks of new schemes to enable the entire industry to adapt as quickly as possible. However, some level of fraud loss is unavoidable, and the risk of loss cannot be eliminated.

Our anti-fraud actions are both preventative (anticipating lines of attack, educating employees and clients, and implementing operational changes) and responsive (remediating attacks). We have established policies, processes and procedures designed to identify, measure, monitor, mitigate, report and analyze these risks. We continue to invest in systems, resources and controls designed to detect and prevent fraud. There are inherent limitations, however, to risk management strategies, systems and controls as they may exist, or develop in the future. We may not appropriately anticipate, monitor or identify these risks. If our risk management framework proves ineffective, we could suffer unexpected losses, we may have to expend resources detecting and correcting the failure in our systems, and we may be subject to potential claims from third parties and government agencies. We may also suffer reputational damage. Any of these consequences could adversely affect our business, financial condition or results of operations.

If our enterprise risk management framework is not effective at mitigating risk and loss to us, we could suffer unexpected losses and our results of operations could be materially adversely affected.

Our enterprise risk management framework seeks to achieve an appropriate balance between risk and return, which is critical to optimizing shareholder value. We have established processes and procedures intended to identify, measure, monitor, report and analyze the types of risk to which we are subject, including strategic, market, credit, liquidity, capital, cybersecurity, operational, regulatory compliance and litigation, among others. However, as with any risk management framework, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, risks that we have not appropriately anticipated or identified. If our risk management framework proves ineffective, we could suffer unexpected losses and our business and results of operations could be materially adversely affected.

We rely on other companies to provide key components of our business infrastructure.

Third parties provide key components of our business operations such as our core technology infrastructure, cloud-based operations, data processing, recording and monitoring transactions, online banking interfaces and services, internet connections and network access. We have selected these third-party vendors carefully and have conducted the due diligence consistent with regulatory guidance and best practices. While we have ongoing programs to review third-party vendors and assess risk, we do not control their actions. Any problems caused by these third parties, including those resulting from disruptions in communication services provided by a vendor, issues at a third-party vendor of a vendor, failure of a vendor to handle current or higher volumes, cyberattacks and security breaches at a vendor, failure of a vendor to provide services for any reason, or poor performance of services, could adversely affect our ability to deliver products and services to our clients and otherwise conduct our business.

Financial or operational difficulties of a third-party vendor could also hurt our operations if those difficulties interfere with the vendor's ability to serve us. Furthermore, our vendors could also be sources of operational and information security risk to us, including from breakdowns or failures of their own systems or capacity constraints. Replacing these third-party vendors could also create significant delay and expense. Accordingly, use of such third parties creates an unavoidable inherent risk to our business operations. Our digital services growth initiatives, core technology upgrades and digital asset initiatives constitute specific increases in third-party risk as such initiatives are distinctly dependent on the performance of our third-party partners.

The adoption of artificial intelligence tools by us and our third-party vendors and service providers may increase the risk of errors, omissions, unfair treatment or fraudulent behavior by our employees, clients or counterparties, or other third parties.

Our adoption of artificial intelligence, including generative artificial intelligence, machine learning and similar tools and technologies that collect, aggregate, analyze or generate data or other materials or content (collectively, "AI"), for limited internal use has increased our efficiency, and we expect to continue to adopt such tools as appropriate. In addition, we expect our third-party vendors and service providers to increasingly develop and incorporate AI into their product offerings faster than we are able to do so independently. There are significant risks involved in utilizing AI and no assurance can be provided that our or our third-party vendors' or service providers' use of AI will enhance our or our third-party vendors' or service providers' products or services or produce the intended results. The adoption and incorporation of such tools can lead to concerns around safety and soundness, fair access to financial services, fair treatment of consumers and compliance with applicable laws and regulations. Such risk can result from models being poorly designed or faulty data being used, inadequate model testing or validation, narrow or limited human oversight, inadequate planning or due diligence, inappropriate or controversial data practices by developers or end-users, and other factors adversely affecting public opinion of AI and the acceptance of AI solutions. Furthermore, given the pace of rapid adoption of such tools by vendors and service providers, we may not be aware of the addition of AI solutions prior to such tools being introduced into our environment. Failure to adequately manage AI risks can result in erroneous results and decisions made by misinformation, unwanted forms of bias, unauthorized access to sensitive, confidential, proprietary or personal information and violations of applicable laws and regulations, leading to operational inefficiencies, competitive harm, reputational harm, ethical challenges, legal liability, losses, fines and other adverse impacts on our business and financial results. If we do not have sufficient rights to use the data or other material or content on which the AI tools we use rely, or to use the output of such AI tools, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, privacy or other rights or contracts to which we are a party.

In addition, regulation of AI is rapidly evolving as federal and state legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, data privacy and cybersecurity, consumer protection, competition, equal opportunity and fair lending laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. AI is the subject of ongoing review by various U.S. governmental and regulatory agencies, and various U.S. states are applying, or are considering applying, existing laws and regulations to AI or are considering general legal frameworks for AI. We may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our operations or offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Moreover, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of AI.

Financial services companies, like Ameris, depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions, the Company may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. The Company may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on the Company's business and, in turn, the Company's financial condition and results of operations.

Our business could suffer if we fail to attract and retain experienced people and maintain our culture.

Our success depends, in large part, on our ability to attract and retain competent, experienced people. Our strategic goals in particular require that we be able to attract qualified and experienced retail and commercial banking officers, mortgage loan officers and lenders in our various business lines, both in our existing markets and those markets in which we may want to expand, who share our relationship banking philosophy and have those customer relationships that will allow us to grow successfully. We also need to attract and retain qualified and experienced technology, risk and back-office personnel to operate our business. Many of our competitors are pursuing the same relationship banking strategy in our markets and are looking to hire and retain qualified technology, risk and back-office personnel, which increases the competition to identify, hire and retain talented employees.

In addition, the loss or replacement of key employees and the regular integration of newly hired employees creates an additional risk to the Company's culture. If we fail to consider and appropriately account for these challenges, we will face increased difficulty in creating and maintaining a cohesive culture. Our failure to successfully compete for experienced, qualified employees or to maintain our culture and attractive working environment may have an adverse effect on our ability to meet our financial goals and thus adversely affect our future results of operations.

There may be risks resulting from the extensive use of models in our business.

We rely on quantitative models to measure risks, estimate certain financial values and inform certain business decisions. Models may be used in such processes as determining the pricing of various products, grading and underwriting loans, measuring interest rate and other market risks, predicting or estimating losses, assessing capital adequacy, developing strategic initiatives, calculating regulatory capital levels and estimating the value of financial instruments and balance sheet items. Models generally predict or infer certain financial outcomes, leveraging historical data and assumptions as to the future, often with respect to macroeconomic conditions. Development and implementation of some of these models requires us to make difficult, subjective and complex judgments. Poorly designed or implemented models, or incorrectly used models, present the risk that certain business decisions we make may be adversely affected by inappropriate model output. In addition, information we provide to the public or to our regulators based on poorly designed or implemented models, or incorrectly used models, could be misleading or inaccurate.

Regulatory and Compliance Risk

Legislation and regulatory proposals, including those enacted in response to market, economic and political conditions, may materially adversely affect our business and results of operations.

The banking industry is heavily regulated. We are subject to examinations, supervision and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities. Banking regulations are primarily intended to protect the broader banking system, the FDIC's Deposit Insurance Fund and depositors, not shareholders. The burden imposed by federal and state regulations puts banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies.

In addition, from time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, or by regulatory agencies, that may impact the Company or the Bank. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change the operating environment of Ameris in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions and other financial institutions. The Company cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of the Company. A change in statutes, regulations or regulatory policies applicable to the Company or the Bank could have a material effect on the business of the Company.

Moreover, we expect the Trump administration will seek to implement a regulatory reform agenda that is significantly different than that of the Biden administration, impacting the rulemaking, supervision, examination and enforcement priorities of the federal banking agencies.

We are subject to extensive regulation and supervision by various federal and state entities.

We are subject to the regulations of the SEC, the Federal Reserve, the FDIC, the GDBF, the CFPB and other governmental agencies and regulatory bodies. New regulations issued by these agencies may adversely affect our ability to carry on our business activities. We are also subject to numerous federal and state laws. Noncompliance with certain of these laws and regulations may impact our business plans, including our ability to branch, complete acquisitions, offer certain products or services or execute existing or planned business strategies.

In recent years, the Company and other large financial institutions have become subject to increased scrutiny, more intense supervision and regulation, and more supervisory findings and actions, with increased operational costs, as well as impacts on geographic expansion and acquisitions. The financial services industry also continues to face a stricter and more aggressive interpretation and enforcement of laws and regulations at federal, state and local levels, particularly in connection with business and other practices that may harm or appear to harm consumers or affect the financial system more broadly. Financial institutions often are less inclined to litigate with governmental authorities because of the regulatory and supervisory framework. The Company expects that its businesses will remain subject to extensive regulation and supervision. Any potential new laws or regulations or modifications to existing laws or regulations would likely necessitate changes to the Company's existing regulatory compliance and risk management infrastructure.

We are also subject to the accounting rules and regulations of the SEC and the Financial Accounting Standards Board. Changes in accounting rules could materially adversely affect the reported financial statements or our results of operations and may also require extraordinary efforts or additional costs to implement. Any of these rules or regulations may be modified or changed from time to time, and we cannot be assured that such modifications or changes will not adversely affect us.

We may become subject to enforcement actions even though noncompliance was inadvertent or unintentional.

The financial services industry is subject to intense scrutiny from bank supervisors in the examination process and aggressive enforcement of federal and state regulations, particularly with respect to mortgage-related practices and other consumer compliance matters, and compliance with anti-money laundering, BSA and OFAC regulations, and economic sanctions against certain foreign countries and nationals. Enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. We maintain systems and procedures designed to ensure that we comply with applicable laws and regulations; however, some legal and regulatory frameworks provide for the imposition of fines or penalties for noncompliance even though the noncompliance was inadvertent or unintentional and even though there were systems and procedures designed to ensure compliance in place at the time.

The Bank is subject to additional requirements included in the consent order entered into with the DOJ concerning our Jacksonville, Florida market.

On October 19, 2023, the Bank entered into a consent order with the DOJ that resolved alleged violations of fair lending laws in the Jacksonville, Florida metropolitan area from 2016 to 2021. The consent order was approved by the U.S. District Court for the Middle District of Florida on November 7, 2023. Under the terms of the consent order, in addition to complying with various obligations of an administrative nature, the Bank will provide $7.5 million in mortgage loan subsidies over a five-year period in Majority Black and Hispanic Census Tracts ("MBHCTs") in Jacksonville and will also commit, for the same five-year period in the Jacksonville MBHCT communities, $900,000 for focused advertising and outreach and $600,000 for community development partnerships providing services related to credit, financial education, homeownership and foreclosure prevention. In addition, the Bank will open a new full-service branch in a Jacksonville MBHCT community. The settlement includes no civil penalties levied against Ameris.

Although we are committed to full compliance with the consent order, achieving such compliance will require significant management attention from us and may cause the Company to incur unanticipated costs and expenses. Actions taken to achieve compliance with the consent order may affect our financial performance and may require us to reallocate resources away from existing businesses or to undertake significant changes to our businesses, operations, products and services, and risk management practices. In addition, Ameris and the Bank could be subject to other enforcement or adverse regulatory actions or constraints relating to the alleged violations resolved by the consent order. Any of these results could have a material and adverse effect on our business, results of operations, financial condition, cash flows and stock price.

We may be a defendant from time to time in a variety of litigation and other actions, which could have a material adverse effect on our financial condition, results of operations and cash flows.

We may be involved from time to time in a variety of litigation matters arising out of our business. Our insurance may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Should the ultimate judgments or settlements in any litigation exceed our insurance coverage, they could have a material adverse effect on our financial condition, results of operations and cash flows. In addition, we may not be able to obtain appropriate types or levels of insurance in the future or obtain adequate replacement policies with acceptable terms.

We could be subject to changes in tax laws, regulations and interpretations or challenges to our income tax provision.

We compute our income tax provision based on enacted tax rates in the jurisdictions in which we operate. Any change in enacted tax laws, rules or regulatory or judicial interpretations, or any change in the pronouncements relating to accounting for income taxes, could adversely affect our effective tax rate, tax payments and results of operations. The taxing authorities in the jurisdictions in which we operate may challenge our tax positions, which could increase our effective tax rate and harm our financial position and results of operations. We are subject to audit and review by U.S. federal and state tax authorities. Any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations. In addition, changes in enacted tax laws, such as adoption of a lower income tax rate in any of the jurisdictions in which we operate, could impact our ability to obtain the future tax benefits represented by our deferred tax assets. Also, the determination of our provision for income taxes and other liabilities requires significant judgment by management. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and could have a material adverse effect on our financial results in the period or periods for which such determination is made.

Market and General Risk

Our business is highly correlated to local economic conditions in a geographically concentrated part of the United States.

Unlike larger organizations that are more geographically diversified, our banking offices are primarily concentrated in select markets in Georgia, Alabama, Florida, North Carolina and South Carolina. As a result of this geographic concentration, our financial results depend largely upon economic conditions in these market areas. Deterioration in economic conditions in the markets we serve could result in one or more of the following: an increase in loan delinquencies; an increase in problem assets and foreclosures; a decrease in the demand for our products and services; and a decrease in the value of collateral for loans, especially real estate, in turn reducing customers' borrowing power, the value of assets associated with problem loans and collateral coverage.

Our concentration of real estate loans subjects the Company to risks that could materially adversely affect our results of operations and financial condition.

The majority of our loan portfolio is secured by real estate, including commercial and industrial, construction and commercial real estate mortgage loans. These types of loans are generally viewed as having more risk of default and are typically larger than residential real estate loans or consumer loans. Because our loan portfolio contains a significant number of commercial and industrial, construction and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. Declines in real estate values could cause the revenue stream from those loans to come under stress and require additional provision to the allowance for loan losses. In addition, our ability to dispose of foreclosed real estate and resolve credit quality issues is dependent upon real estate activity and real estate prices, both of which can be highly unpredictable. Increases in non-performing loans have resulted in a net loss of earnings from particular loans, an increase in credit loss expense and an increase in loan charge-offs, and these and future instances could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risk arising from conditions in the commercial real estate market.

Commercial real estate mortgage loans generally involve a greater degree of credit risk than residential real estate mortgage loans because they typically have larger balances and are more affected by adverse conditions in the economy. Because payments on loans secured by commercial real estate often depend upon the successful operation and management of the properties and the businesses which operate from within them, repayment of such loans may be affected by factors outside the borrower's control, such as adverse conditions in the real estate market or the economy or changes in government regulations. Also, high vacancy rates in commercial properties may affect the value of commercial real estate, including by causing the value of properties securing commercial real estate loans to be less than the amounts owed on such loans. Elevated interest rates also may make it more difficult for borrowers to refinance maturing loans. Any of these or other events could increase the level of defaults on commercial real estate loans and result in higher credit losses to the Company. Failures in our risk management policies, procedures and controls could adversely affect our ability to manage this portfolio going forward and could result in an increased rate of delinquencies in, and increased losses from, this portfolio. Any of these results could have a material and adverse effect on our business, financial condition and results of operations.

Damage to our reputation could significantly harm our business, including our competitive position and business prospects.

We are dependent on our reputation within our market area, as a trusted and responsible financial services company, for all aspects of our business, with customers, employees, vendors, third-party service providers and others with whom we conduct business. Negative public opinion about the financial services industry generally, including with respect to the types of banking products and services we provide, or us specifically could adversely affect our reputation and our ability to keep and attract customers and employees. In addition, adverse reputational impacts on third parties with whom we have important relationships may also adversely impact our reputation. Our actual or perceived failure to address various issues could give rise to negative public opinion and reputational risk that could cause harm to us and our business prospects. These issues include, but are not limited to, legal and regulatory requirements; properly maintaining customer and employee personal information; record keeping; money-laundering; sales and trading practices; ethical issues; appropriately addressing potential conflicts of interest; and the proper identification of legal, credit, liquidity, market and other risks inherent in our products. Failure to appropriately address any of these issues could also give rise to additional regulatory restrictions and legal risks, which could, among other consequences, increase the size and number of litigation claims and damages asserted or subject us to enforcement actions, fines and penalties and cause us to incur related costs and expenses.

In addition, the proliferation of social media websites utilized by us and other third parties, as well as the personal use of social media by our employees and others, including personal blogs and social network profiles, also may increase the risk that negative, inappropriate or unauthorized information may be posted or released publicly that could harm our reputation or have other negative consequences, including as a result of our employees interacting with our customers in an unauthorized manner in various social media outlets. Any damage to our reputation could affect our ability to retain and develop the business relationships necessary to conduct business, which in turn could negatively impact our financial condition, results of operations and the market price of our Common Stock.

Inflationary pressures and rising prices could negatively impact our business, our profitability and our stock price.

Inflation rose significantly in recent years to levels not seen in decades. Although inflation has moderated somewhat, the economic outlook remains uncertain and the impact of inflation continues to persist. Prolonged periods of inflation may impact our profitability by negatively impacting our fixed costs and expenses, including increasing funding costs and expense related to talent acquisition and retention, and negatively impacting the demand for our products and services. Additionally, rising inflation may lead to a decrease in consumer and client purchasing power and negatively affect the need or demand for our products and services. If inflation persists, our business could be negatively affected by, among other things, increased default rates leading to credit losses which could decrease our appetite for new credit extensions. These inflationary pressures could adversely impact our earnings, potentially causing our stock price to suffer.

Natural disasters, geopolitical events, public health crises and other catastrophic events beyond our control could adversely affect us.

Natural disasters such as hurricanes, tropical storms, floods, wildfires, extreme weather conditions and other acts of nature, geopolitical events such as those involving civil unrest, changes in government regimes, terrorism or military conflict, pandemics and other public health crises, and other catastrophic events could adversely affect our business operations and those of our customers, counterparties and service providers, and cause substantial damage and loss to real and personal property, including damage to or destruction of mortgaged properties or our own banking facilities and offices. Natural disasters, geopolitical events, public health crises and other catastrophic events, or concerns about the occurrence of any such events, could impair our borrowers' ability to service their loans, decrease the level and duration of deposits by customers, erode the value of loan collateral, including mortgaged properties, result in an increase in the amount of our non-performing loans and a higher level of non-performing assets, including real estate owned, net charge-offs and provision for loan losses, lead to other operational difficulties and impair our ability to manage our business, which could materially and adversely affect our business, financial condition, results of operations and the value of our common stock. We also could be adversely affected if our key personnel or a significant number of our employees were to become unavailable due to a public health crisis (such as an outbreak of a contagious disease), natural disaster, war, act of terrorism, accident or other reason. Additionally, financial markets may be adversely affected by the current or anticipated impact of military conflict, acts of terrorism or other geopolitical events.

The stock price of financial institutions, like Ameris, can be volatile.

The volatility in the stock prices of companies in the financial services industry, such as Ameris, may make it more difficult for shareholders to resell our Common Stock at attractive prices in a timely manner. Our stock price can fluctuate significantly in response to a variety of factors, including factors affecting the financial industry as a whole, such as the bank failures that occurred in March 2023. Specific factors affecting financial stocks generally and our stock price in particular may include the following:

- actual or anticipated variations in earnings;
- changes in analysts' recommendations or projections;
- operating and stock performance of other companies deemed to be our peers;
- perception in the marketplace regarding the Company, our competitors or the industry as a whole;
- significant acquisitions or business combinations involving the Company or our competitors;
- changes in government regulation;
- failure to integrate acquisitions or realize anticipated benefits from acquisitions; and
- volatility affecting the financial markets in general.

General market fluctuations, the potential for breakdowns on electronic trading or other platforms for executing securities transactions, industry factors and general economic and political conditions could also cause our stock price to decrease regardless of operating results.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

Our Board is regularly involved in oversight of the Company's risk management program, and cybersecurity represents an important component of the Company's overall approach to enterprise risk management ("ERM"). In general, the Company seeks to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, integrity and availability of the information that the Company collects, stores and uses. Our principal objective for managing cybersecurity risk is to effectively identify and prevent or mitigate the impacts of external threat events or other efforts to penetrate, disrupt or misuse our systems or information.

The underlying controls of our information security program are based on regulatory guidance, recognized best practices and industry standards, including the National Institute of Standards and Technology Cybersecurity Framework. In addition, we leverage certain industry and government associations, third-party benchmarking, audits and threat intelligence feeds to facilitate and promote program effectiveness. Our Corporate Information Security Officer and our Chief Information Officer, to whom the Corporate Information Security Officer reports, as well as key members of their teams, regularly collaborate with peer banks, industry groups and others to consider cybersecurity trends and best practices. The information security program is periodically reviewed by these individuals and their teams with the goal of addressing evolving threats and conditions. Our enterprise information security team consists of information security professionals with varying degrees of education and experience who are generally subject to professional education and certification requirements. In addition, our team leverages managed security service providers to supplement the Company's internal skillsets and capabilities.

As one of the critical elements of our overall ERM approach, our cybersecurity program includes a focus on the following key areas:

- *Governance.* As discussed further below, the Board's oversight of cybersecurity risk management is supported by the Enterprise Risk Committee of the Board (the "ERC"), which regularly interacts with the Company's ERM function, Corporate Information Security Officer, Business Continuity Director and other key members of management. The activities of the ERC include a quarterly review of our cybersecurity risk profile, and the ERC provides a report of its activities at each meeting of the full Board.

- *Technical Safeguards.* We deploy technical safeguards that are designed to protect the Company's information systems from cybersecurity threats, including authentication and access, firewalls, intrusion prevention and detection systems, anti-malware functionality and data protection controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

- *Third-Party Risk Management.* We have designed and maintain a comprehensive, risk-based program in accordance with applicable regulatory standards for identifying and overseeing cybersecurity risks, among others, presented by third parties with whom we engage for the conduct of our business, including vendors, service providers and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

- *Education and Awareness.* We provide regular, mandatory training for our employees regarding cybersecurity threats as a means to equip them with effective tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices.

- *Incident Response Plan.* In addition, we maintain a comprehensive incident response plan that provides a documented framework for responding to actual or potential cybersecurity incidents, including timely notification to appropriate management committees and, as appropriate, the ERC. The incident response plan is overseen by our Business Continuity Director, who reports directly to our Chief Information Officer, and coordinated across multiple parts of the Company, with key members of management included in the implementation and execution of the plan. The incident response plan is updated as appropriate and evaluated at least annually.

We also engage in the periodic assessment and testing of our policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability and penetration testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. We regularly engage third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the ERC, who reports such results to the Board as appropriate, and we tailor our cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.

The threat posed by cyberattacks and other cybersecurity incidents is significant, notwithstanding our prevention and mitigation systems and processes. To date, we have not experienced cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to affect the Company, including our business strategy, results of operations or financial condition. For additional discussion of risks from cybersecurity threats, see "*Cyberattacks or other security breaches could have a material adverse effect on our business.*" in Item 1A., "Risk Factors."

Governance

The Board, in coordination with the ERC, oversees our ERM process, including specifically the management of risks arising from cybersecurity threats. The Board and the ERC each receive periodic presentations and reports on cybersecurity risks, which address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment and information security considerations that may arise with respect to our peers, key vendors and other relevant third parties. If a cybersecurity incident meeting established reporting thresholds should occur, the Board and the ERC would also receive timely information regarding such incident, plus appropriate updates until the situation has been sufficiently resolved.

Our Corporate Information Security Officer ("CISO"), who has relevant degrees and more than 17 years of information technology and information security experience, including five years in the financial services industry, manages our enterprise information security function and administers our information security program. The roles and responsibilities of the CISO's department include delivering and operating security capabilities and controls to detect, identify, protect against and recover from cyberattacks, as well as coordination with our Business Continuity Director for additional risk assessment, incident response and business resilience. These responsibilities are addressed by a first line of defense function, with our second line of defense function, including the Corporate Information Security Officer, providing oversight, guidance, monitoring and management of the first line's activities. Through ongoing engagement among these personnel, our Corporate Information Security Officer and other key members of management routinely monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents, and report such threats and incidents to the ERC when appropriate.

ITEM 2. PROPERTIES

The Company's corporate headquarters is located at 3490 Piedmont Road N.E., Suite 1550, Atlanta, Georgia 30305. The Company occupies approximately 19,200 square feet at this location plus an additional 82,600 square feet approximately used for a branch location and support services for banking operations, including credit, marketing and operational support. The Company also leases approximately 15,000 square feet in Jacksonville, Florida used for additional corporate support services. Inclusive of the branch at its headquarters, Ameris operates 164 branch locations. Of the 164 branch locations, 137 are owned and 27 are subject to either building or ground leases. Ameris also operates 30 mortgage and loan production offices, all of which are subject to building leases. At December 31, 2024, there were no significant encumbrances on the offices, equipment or other operational facilities owned by Ameris and the Bank. We believe that our properties are suitable for the purposes of our operations.

ITEM 3. LEGAL PROCEEDINGS

Disclosure concerning legal proceedings can be found in Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 18. Commitments and Contingent Liabilities" under the caption, "Litigation and Regulatory Contingencies," which is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Our Common Stock

The Common Stock is listed on the NYSE under the symbol "ABCB". As of February 21, 2025, there were approximately 2,423 holders of record of the Common Stock. We believe a portion of Common Stock outstanding is held either in nominee name or street name brokerage accounts; therefore, the Company is unable to determine the number of beneficial owners of the Common Stock.

The amount of and nature of any dividends declared on our Common Stock will be determined by our Board in its sole discretion. The Company is required to comply with the restrictions on the payment of dividends in respect of the Common Stock discussed in the section of Part I, Item 1 of this Annual Report captioned "Payment of Dividends and Other Restrictions."

Performance Graph

Set forth below is a line graph comparing the change in the cumulative total shareholder return on the Common Stock against the cumulative return of the NYSE Composite Index, the Nasdaq Composite Index, KBW Nasdaq Regional Banking Index and the KBW Nasdaq Bank Index for the five-year period commencing December 31, 2019 and ending December 31, 2024. This line graph assumes an investment of $100 on December 31, 2019, and reinvestment of dividends and other distributions to shareholders.

In 2023, because our Common Stock was traded on Nasdaq, we used the Nasdaq Composite Index as our broad equity market index. As previously disclosed, we voluntarily transferred the listing of our Common Stock to the NYSE on July 23, 2024. As a result, we have changed our broad equity market index for purposes of disclosure in the stock performance graph to the NYSE Composite Index and have included returns in the stock performance graph based on both of these indices. In future periods, we will no longer reference the Nasdaq Composite Index in comparing total shareholder returns on the Common Stock.

We have also changed our line-of-business index from the KBW Nasdaq Bank Index, which we used in 2023, to the KBW Nasdaq Regional Banking Index, which consists of a peer group of companies that is used by the Company in our executive compensation program. We have included returns in the stock performance graph based on both of these indices. In future periods, we will no longer reference the KBW Nasdaq Bank Index in comparing total shareholder returns on the Common Stock.


Total Return Performance
250
200
150
100
50
Index Value
12/31/19
12/31/20
12/31/21
12/31/22
12/31/23
12/31/24
Ameris Bancorp
NYSE Composite Index
Nasdaq Composite Index
KBW Nasdaq Regional Banking Index
KBW Nasdaq Bank Index

	Period Ending					
Index	**12/31/2019**	**12/31/2020**	**12/31/2021**	**12/31/2022**	**12/31/2023**	**12/31/2024**
Ameris Bancorp	100.00	91.70	121.06	116.42	133.04	158.80
NYSE Composite Index	100.00	106.99	129.11	117.04	133.16	154.19
Nasdaq Composite Index	100.00	144.92	177.06	119.45	172.77	223.87
KBW Nasdaq Regional Banking Index	100.00	91.29	124.74	116.10	115.64	130.90
KBW Nasdaq Bank Index	100.00	89.69	124.06	97.52	96.65	132.60

Source: S&P Global Market Intelligence

Pursuant to the regulations of the SEC, this performance graph is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

During 2024, the Company reported net income of $358.7 million, or $5.19 per diluted share, compared with $269.1 million, or $3.89 per diluted share, in 2023. The Company's net income as a percentage of average assets for 2024 and 2023 was 1.38% and 1.06%, respectively, while the Company's net income as a percentage of average shareholders' equity was 10.01% and 8.12%, respectively. Reported net income for the year ended December 31, 2024 includes $58.8 million in provision for credit losses, primarily related to updated economic forecasts and organic growth, partially offset by a reduction in unfunded commitments and the related allowance, compared with a provision of $142.7 million in 2023 resulting from organic growth in loans and the updated economic forecast. Results for the year ended December 31, 2023 also includes $11.6 million related to the FDIC special assessment.

Highlights of the Company's performance in 2024 include the following:

- Growth in tangible book value per share[1] of 14.7%, from $33.64 at the end of 2023 to $38.59 at the end of 2024

- Organic growth in loans of $470.6 million, or 2.32%

- Growth in total deposits of $1.01 billion, or 4.90%

- Total non-performing assets as a percentage of total assets declined to 0.47% at December 31, 2024, compared with 0.69% at December 31, 2023

- Increase in the allowance for credit losses to 1.63% of loans, from 1.52% at December 31, 2023, due to forecasted economic conditions and organic loan growth

_____

[1] A reconciliation of non-GAAP financial measures can be found in the following tables.

Adjusted Net Income Reconciliation

(dollars in thousands except per share data)	Year Ended December 31, 2024	Year Ended December 31, 2023
Net income available to common shareholders	$ 358,685	$ 269,105
Adjustment items:		
Gain on sale of mortgage servicing rights	(10,494)	—
Gain on conversion of Visa Class B-1 stock	(12,554)	—
FDIC special assessment	1,455	11,566
Natural disaster expenses	550	—
Gain on BOLI proceeds	(1,464)	(486)
Loss (gain) on disposition of premises	1,203	(1,903)
Tax effect of adjustment items (Note 1)	4,166	(2,029)
After-tax adjustment items	(17,138)	7,148
Tax expense attributable to BOLI restructuring	5,093	—
Adjusted net income	$ 346,640	$ 276,253
Total shareholders' equity	$3,751,522	$3,426,747
Less:		
Goodwill	1,015,646	1,015,646
Other intangibles, net	70,761	87,949
Total tangible shareholders' equity	$2,665,115	$2,323,152
Period end number of shares	69,068,609	69,053,341
Book value per share	$ 54.32	$ 49.62
Tangible book value per share	$ 38.59	$ 33.64

Note 1: Tax effect is calculated utilizing a 21% rate for taxable adjustments. Gain on BOLI proceeds is non-taxable and no tax effect is included.

Non-performing Portfolio Assets Reconciliation

(dollars in thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023
Nonaccrual portfolio loans	$ 90,206	$ 60,961
Other real estate owned	2,433	6,199
Repossessed assets	9	17
Accruing loans delinquent 90 days or more	17,733	16,988
Non-performing portfolio assets	$ 110,381	$ 84,165
Serviced GNMA-guaranteed mortgage nonaccrual loans	12,012	90,156
Total non-performing assets	$ 122,393	$ 174,321
Total assets	26,262,050	25,203,699
Non-performing portfolio assets as a percent of total assets	0.42 %	0.33 %
Total non-performing assets as a percent of total assets	0.47 %	0.69 %

Adjusted Efficiency Ratio Reconciliation

(dollars in thousands except per share data)	Year Ended December 31,	
	2024	**2023**
Adjusted Noninterest Expense		
Total noninterest expense	$ 607,794	$ 578,281
Adjustment items:		
FDIC special assessment	(1,455)	(11,566)
Natural disaster expenses	(550)	—
(Loss) gain on disposition of premises	(1,203)	1,903
Adjusted noninterest expense	$ 604,586	$ 568,618
Total Revenue		
Net interest income	$ 849,190	$ 835,044
Noninterest income	293,257	242,828
Total revenue	$1,142,447	$1,077,872
Adjusted Total Revenue		
Net interest income (TE)	$ 853,020	$ 838,824
Noninterest income	293,257	242,828
Total revenue (TE)	1,146,277	1,081,652
Adjustment items:		
(Gain) loss on securities	(12,304)	304
Gain on sale of mortgage servicing rights	(10,494)	—
Gain on BOLI proceeds	(1,464)	(486)
Adjusted total revenue (TE)	$1,122,015	$1,081,470
Efficiency ratio	53.20 %	53.65 %
Adjusted efficiency ratio (TE)	53.88 %	52.58 %

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Ameris has established certain accounting and financial reporting policies to govern the application of accounting principles generally accepted in the United States of America ("GAAP") in the preparation of its financial statements. Our significant accounting policies are described in Note 1 to the consolidated financial statements. Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities; management considers these accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from the judgments and estimates adopted by management which could have a material impact on the carrying values of assets and liabilities and the results of our operations. We believe the following accounting policies applied by Ameris represent critical accounting policies.

Allowance for Credit Losses

We believe the allowance for credit losses ("ACL") is a critical accounting policy that requires significant judgments and estimates used in the preparation of our consolidated financial statements. The ACL is a valuation allowance estimated at each balance sheet date in accordance with GAAP that is deducted from financial assets measured at amortized cost to present the net amount expected to be collected on those assets. Management uses a systematic methodology to determine its ACL for loans and certain off-balance-sheet credit exposures. Management considers relevant information including past events, current conditions, and reasonable and supportable forecasts on the collectability of the loan portfolio. The Company's estimate of its ACL involves a high degree of judgment; therefore, management's process for determining expected credit losses may result in a range of expected credit losses. It is possible that others, given the same information, may at any point in time reach a different reasonable conclusion.

Loans which share common risk characteristics are pooled for the purposes of determining the ACL. Management uses the discounted cash flow method or the PD×LGD method, which may be adjusted for qualitative factors, in measuring the ACL for pooled loans. Loans which do not share common risk characteristics are evaluated on an individual basis. When repayment is expected to be from the operation of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the loan exceeds the present value of expected cash flows from the operation of the collateral. The expected credit losses may also be calculated, in the alternative, as the amount by which the amortized cost basis of the loan exceeds the estimated fair value of the collateral. When repayment is expected to be from the sale of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the loan exceeds the fair value of the underlying collateral less estimated cost to sell.

Management believes that the ACL is adequate. While management uses available information to recognize expected losses on loans, future additions to the ACL may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the Company's ACL. Such agencies may require the Company to recognize additions to the ACL based on their judgments about information available to them at the time of their examination.

As discussed in Note 3 to the consolidated financial statements, Management determined the ACL on loans at December 31, 2024 utilizing a weighting of two economic forecasts from Moody's. The Moody's baseline scenario was weighted at 75% and the downside 75th percentile S-2 scenario was weighted at 25%. Results by scenario can vary significantly from period to period as both the scenario assumptions and the portfolio composition are changing. If Management utilized the downside 96th percentile S-4 scenario from Moody's holding all other assumptions constant, the quantitative portion of the ACL on loans would have increased approximately $111.7 million. The S-4 scenario is a downside scenario such that there is a 96% probability that the economy will perform better than the forecast and a 4% probability that the economy will perform worse.

Income Taxes

As required by GAAP, we use the asset and liability method of accounting for deferred income taxes and provide deferred income taxes for all significant income tax temporary differences. See Note 11, "Income Taxes," in the notes to consolidated financial statements for additional details.

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as the provision for credit losses and gains on FDIC-assisted transactions, for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities that are included in our consolidated balance sheet.

We must also assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. To the extent we establish a valuation allowance or adjust this allowance in a period, we must include an expense within the tax provisions in the statement of income.

NET INCOME AND EARNINGS PER SHARE

The Company's net income during 2024 was $358.7 million, or $5.19 per diluted share, compared with $269.1 million, or $3.89 per diluted share, in 2023, and $346.5 million, or $4.99 per diluted share, in 2022.

For the fourth quarter of 2024, the Company recorded net income of $94.4 million, or $1.37 per diluted share, compared with $65.9 million, or $0.96 per diluted share, for the quarter ended December 31, 2023, and $82.2 million, or $1.18 per diluted share, for the quarter ended December 31, 2022.

EARNING ASSETS AND LIABILITIES

Average earning assets were approximately $23.97 billion in 2024, compared with approximately $23.26 billion in 2023. The earning asset and interest-bearing liability mix is regularly monitored to maximize the net interest margin and, therefore, increase return on assets and shareholders' equity.

The following statistical information should be read in conjunction with the remainder of "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the consolidated financial statements and related notes included elsewhere in this Annual Report and in the documents incorporated herein by reference.

The following tables set forth the amount of average balance, interest income or interest expense, and average interest rate for each category of interest-earning assets and interest-bearing liabilities, net interest spread and net interest margin on average interest-earning assets. Federally tax-exempt income is presented on a taxable-equivalent basis assuming a 21% federal tax rate.

	Year Ended December 31,								
	2024			**2023**			**2022**		
(dollars in thousands)	**Average Balance**	**Interest Income/ Expense**	**Average Yield/ Rate Paid**	**Average Balance**	**Interest Income/ Expense**	**Average Yield/ Rate Paid**	**Average Balance**	**Interest Income/ Expense**	**Average Yield/ Rate Paid**
Assets									
Interest-earning assets:									
Interest-bearing deposits in banks	$ 930,145	$ 49,906	5.37 %	$ 914,818	$ 47,936	5.24 %	$ 1,993,672	$ 23,008	1.15 %
Federal funds sold	—	—	—	—	—	—	10,836	77	0.71
Investment securities - taxable	1,690,053	61,518	3.64	1,664,184	59,002	3.55	1,123,681	34,656	3.08
Investment securities - nontaxable	41,419	1,694	4.09	41,679	1,690	4.05	39,779	1,489	3.74
Loans held for sale	547,190	34,532	6.31	484,070	29,711	6.14	718,599	29,699	4.13
Loans	20,759,247	1,234,464	5.95	20,154,321	1,145,876	5.69	17,521,461	808,826	4.62
Total interest-earning assets	23,968,054	1,382,114	5.77	23,259,072	1,284,215	5.52	21,408,028	897,755	4.19
Noninterest-earning assets	2,068,627			2,145,801			2,236,726		
Total assets	$26,036,681			$25,404,873			$23,644,754		
Liabilities and Shareholders' Equity									
Interest-bearing liabilities:									
Interest-bearing deposits									
NOW Accounts	$ 3,824,094	$ 81,228	2.12 %	$ 3,878,034	$ 69,584	1.79 %	$ 3,675,586	$ 14,367	0.39 %
MMDA	6,395,883	231,065	3.61	5,382,865	162,718	3.02	5,128,497	33,143	0.65
Savings Accounts	776,273	3,780	0.49	936,454	6,349	0.68	1,005,752	1,287	0.13
Retail CDs	2,440,891	102,672	4.21	2,031,828	63,650	3.13	1,604,978	7,308	0.46
Brokered CDs	1,274,933	65,928	5.17	1,024,606	53,716	5.24	—	—	—
Total Interest-Bearing Deposits	14,712,074	484,673	3.29	13,253,787	356,017	2.69	11,414,813	56,105	0.49
Non-deposit funding									
Federal funds purchased and securities sold under agreements to repurchase	—	—	—	—	—	—	1,477	4	0.27
FHLB advances	335,056	16,581	4.95	1,210,242	59,302	4.90	279,409	9,710	3.48
Other borrowings	298,372	14,313	4.80	325,260	16,870	5.19	393,393	19,209	4.88
Subordinated deferrable interest debentures	131,302	13,527	10.30	129,310	13,202	10.21	127,316	7,832	6.15
Total non-deposit funding	764,730	44,421	5.81	1,664,812	89,374	5.37	801,595	36,755	4.59
Total interest-bearing liabilities	15,476,804	529,094	3.42	14,918,599	445,391	2.99	12,216,408	92,860	0.76
Noninterest-bearing demand deposits	6,567,855			6,771,464			8,005,201		
Other liabilities	408,632			401,449			340,064		
Shareholders' equity	3,583,390			3,313,361			3,083,081		
Total liabilities and shareholders' equity	$26,036,681			$25,404,873			$23,644,754		
Interest rate spread			2.35 %			2.53 %			3.43 %
Net interest income		$853,020			$838,824			$804,895	
Net interest margin			3.56 %			3.61 %			3.76 %

RESULTS OF OPERATIONS

Net Interest Income

Net interest income represents the amount by which interest income on interest-earning assets exceeds interest expense incurred on interest-bearing liabilities. Net interest income is the largest component of our income and is affected by the interest rate environment and the volume and composition of interest-earning assets and interest-bearing liabilities. Our interest-earning assets include loans, investment securities, other investments, interest-bearing deposits in banks and federal funds sold. Our interest-bearing liabilities include deposits, securities sold under agreements to repurchase, other borrowings and subordinated deferrable interest debentures.

2024 compared with 2023. For the year ended December 31, 2024, interest income was $1.38 billion, an increase of $97.8 million, or 7.6%, compared with the same period in 2023. Average earning assets increased $709.0 million, or 3.0%, to $23.97 billion for the year ended December 31, 2024, compared with $23.26 billion for 2023. Yield on average earning assets on a taxable-equivalent basis increased during 2024 to 5.77%, compared with 5.52% for the year ended December 31, 2023. Average yields on all interest-earning asset categories increased from 2023 to 2024 as market interest rates increased.

Interest expense for the year ended December 31, 2024 was $529.1 million, an increase of $83.7 million, or 18.8%, compared with $445.4 million for the year ended December 31, 2023. During 2024 average interest-bearing liabilities were $15.48 billion as compared with $14.92 billion for 2023, an increase of $558.2 million, or 3.7%. During 2024, average noninterest-bearing deposit accounts were $6.57 billion and comprised 30.9% of average total deposits, compared with $6.77 billion, or 33.8% of average total deposits, during 2023. Costs of interest-bearing deposits increased during 2024 to 3.29%, compared with 2.69% for 2023. This increase reflects a shift in mix of deposits based on customer behavior and increased competition in the market for deposits. The cost of non-deposit funding increased to 5.81% in 2024, compared with 5.37% resulting from an increase in market interest rates.

On a taxable-equivalent basis, net interest income for 2024 was $853.0 million, compared with $838.8 million in 2023, an increase of $14.2 million, or 1.7%. The Company's net interest margin, on a tax equivalent basis, decreased five basis points to 3.56% for the year ended December 31, 2024, compared with 3.61% for the year ended December 31, 2023.

2023 compared with 2022. For the year ended December 31, 2023, interest income was $1.28 billion, an increase of $386.5 million, or 43.2%, compared with the same period in 2022. Average earning assets increased $1.85 billion, or 8.6%, to $23.26 billion for the year ended December 31, 2023, compared with $21.41 billion for 2022. Yield on average earning assets on a taxable equivalent basis increased during 2023 to 5.52%, compared with 4.19% for the year ended December 31, 2022. Average yields on all interest-earning asset categories increased from 2022 to 2023 as market interest rates increased.

Interest expense for the year ended December 31, 2023 was $445.4 million, an increase of $352.5 million, or 379.6%, compared with $92.9 million for the year ended December 31, 2022. During 2023 average interest-bearing liabilities were $14.92 billion as compared with $12.22 billion for 2022, an increase of $2.70 billion, or 22.1%. During 2023, average noninterest-bearing deposit accounts were $6.77 billion and comprised 33.8% of average total deposits, compared with $8.01 billion, or 41.2% of average total deposits, during 2022. Costs of interest-bearing deposits increased during 2023 to 2.69%, compared with 0.49% for 2022. This increase reflects a shift in mix of deposits based on customer behavior and increased competition in the market for deposits. The cost of non-deposit funding increased to 5.37% in 2023, compared with 4.59% resulting from an increase in market interest rates.

On a taxable-equivalent basis, net interest income for 2023 was $838.8 million, compared with $804.9 million in 2022, an increase of $33.9 million, or 4.2%. The Company's net interest margin, on a tax equivalent basis, decreased 15 basis points to 3.61% for the year ended December 31, 2023, compared with 3.76% for the year ended December 31, 2022.

The summary of changes in interest income and interest expense on a fully taxable equivalent basis resulting from changes in volume and changes in rates for each category of earning assets and interest-bearing liabilities for the years ended December 31, 2024 and 2023 are shown in the following table:

(dollars in thousands)	2024 vs. 2023 Increase (Decrease)	Changes Due To Rate	Volume	2023 vs. 2022 Increase (Decrease)	Changes Due To Rate	Volume
Increase (decrease) in:						
Income from earning assets:						
Interest on interest-bearing deposits in banks	$ 1,970	$ 1,167	$ 803	$ 24,928	$ 37,379	$ (12,451)
Interest on federal funds sold	—	—	—	(77)	—	(77)
Interest on investment securities - taxable	2,516	1,599	917	24,346	7,676	16,670
Interest on investment securities - nontaxable	4	15	(11)	201	130	71
Interest on loans held for sale	4,821	947	3,874	12	9,705	(9,693)
Interest and fees on loans	88,588	54,195	34,393	337,050	215,512	121,538
Total interest income	97,899	57,923	39,976	386,460	270,402	116,058
Expense from interest-bearing liabilities:						
Interest expense on interest-bearing deposits						
Interest on NOW accounts	11,644	12,612	(968)	55,217	54,426	791
Interest on MMDA accounts	68,347	37,725	30,622	129,575	127,931	1,644
Interest on savings accounts	(2,569)	(1,483)	(1,086)	5,062	5,151	(89)
Interest on retail time deposits	39,022	26,207	12,815	56,342	54,398	1,944
Interest on brokered time deposits	12,212	(912)	13,124	53,716	—	53,716
Total interest expense on interest-bearing deposits	128,656	74,149	54,507	299,912	241,906	58,006
Interest expense on non-deposit funding						
Interest on federal funds purchased and securities sold under agreements to repurchase	—	—	—	(4)	—	(4)
Interest on FHLB advances	(42,721)	163	(42,884)	49,592	17,244	32,348
Interest on other borrowings	(2,557)	(1,162)	(1,395)	(2,339)	988	(3,327)
Interest on trust preferred securities	325	122	203	5,370	5,247	123
Total interest expense on non-deposit funding	(44,953)	(877)	(44,076)	52,619	23,479	29,140
Total interest expense	83,703	73,272	10,431	352,531	265,385	87,146
Net interest income	$ 14,196	$ (15,349)	$ 29,545	$ 33,929	$ 5,017	$ 28,912

Provision for Credit Losses

The Company's provision for credit losses on loans during 2024 amounted to $69.8 million, compared with $153.5 million for 2023 and $52.6 million for 2022. The decreased provision for 2024 was primarily attributable to the updated economic forecast. Net charge-offs in 2024 were 0.19% of average loans, compared with 0.25% in 2023 and 0.08% in 2022. Included in charge-offs for 2023 were $5.6 million in charge-offs on acquired loans which were fully reserved at acquisition. Excluding those charge-offs, the net charge-off rate for 2023 would have been 0.22%.

At December 31, 2024, non-performing assets amounted to $122.4 million, or 0.47% of total assets, compared with $174.3 million, or 0.69% of total assets, at December 31, 2023. Included in non-performing assets were serviced GNMA-guaranteed residential mortgage loans totaling $12.0 million and $90.2 million at December 31, 2024 and 2023, respectively. Non-performing assets, excluding GNMA-guaranteed loans, represented 0.42% of total assets at December 31, 2024, compared with 0.33% of total assets at December 31, 2023. Other real estate was approximately $2.4 million as of December 31, 2024, compared with $6.2 million at December 31, 2023.

The Company's allowance for credit losses on loans at December 31, 2024 was $338.1 million, or 1.63% of loans compared with $307.1 million, or 1.52%, and $205.7 million, or 1.04%, at December 31, 2023 and 2022, respectively. The increase in the allowance for credit losses on loans as a percentage of loans compared with December 31, 2023 was primarily attributable to among other things, a negative trend in forecast levels of commercial real estate prices and increased unemployment, partially offset by improvements in forecast levels of home prices and gross domestic product compared with the forecast at December 31, 2023.

The Company's provision for unfunded commitments during 2024 amounted to a release of $11.0 million, compared with a release of $10.9 million for 2023 and a provision of $19.2 million for 2022. The allowance for unfunded commitments on off-balance sheet credit exposures is estimated by loan segment at each balance sheet date under the current expected credit loss model using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur as well as any third-party guarantees. The decrease in the provision for unfunded commitments was primarily due to a reduction in unfunded commitments during 2024 resulting from completion of existing commitments.   The Company recorded no provision for other credit losses during 2024, compared with releases of $6,000 for 2023 and $139,000 for 2022.

Noninterest Income

Following is a comparison of noninterest income for 2024, 2023 and 2022.

(dollars in thousands)	Years Ended December 31,					
	2024		**2023**		**2022**	
Service charges on deposit accounts	$	50,893	$	46,575	$	44,499
Mortgage banking activity		160,475		139,885		184,904
Other service charges, commissions and fees		4,758		4,401		3,875
Net gain (loss) on securities		12,304		(304)		203
Equipment finance activity		21,664		23,349		19,178
Other noninterest income		43,163		28,922		31,765
Total noninterest income	$	293,257	$	242,828	$	284,424

2024 compared with 2023. Total noninterest income in 2024 was $293.3 million, compared with $242.8 million in 2023, reflecting an increase of 20.8%, or $50.4 million.

Service charges on deposit accounts increased $4.3 million, or 9.3%, to $50.9 million during 2024 compared with 2023. This increase was primarily attributable to an increase in corporate services charges compared with 2023.

Income from mortgage banking activities increased $20.6 million, or 14.7%, to $160.5 million during 2024 compared with 2023. This increase was a result of increases in production and gain on sale spreads compared with 2023. Total production in the retail mortgage division increased to $4.6 billion for 2024, compared with $4.3 billion for 2023, while gain on sale spreads increased in 2024 to 2.37% from 2.07% in 2023.   Noninterest income from the Company's warehouse lending division was $4.2 million for 2024 compared with $3.5 million for 2023.

Other service charges, commission and fees increased by $357,000 to $4.8 million during 2024, an increase of 8.1% compared with 2023 due primarily to an increase in check cashing fees.

Gain on securities during 2024 was $12.3 million compared with a loss of $304,000 during 2023. The gain in 2024 was primarily due to a gain on conversion of Visa Class B stock of $12.6 million during the year.

Income from equipment finance activity decreased $1.7 million to $21.7 million during 2024, a decrease of 7.2% compared with 2023. This decrease largely being due to a $900,000 insurance settlement received in 2023.

Other noninterest income increased by $14.2 million, or 49.2%, to $43.2 million during 2024 compared with 2023. This is mostly due to a gain on sale of MSR of $10.5 million during 2024, compared with no such gain in 2023. Additionally, income on bank owned life insurance increased $3.5 million in 2024 due to the restructure of those policies during 2024 and the gain on sale of SBA loans increased by $2.6 million during 2024.

2023 compared with 2022. Total noninterest income in 2023 was $242.8 million, compared with $284.4 million in 2022, reflecting a decrease of 14.6%, or $41.6 million.

Service charges on deposit accounts increased $2.1 million, or 4.7%, to $46.6 million during 2023 compared with 2022. This increase was primarily attributable to an increase in corporate services charges compared with 2022.

Income from mortgage banking activities decreased $45.0 million, or 24.3%, to $139.9 million during 2023 compared with 2022. This decrease was a result of a decline in production and tightening of gain on sale spreads compared with 2022. Also contributing to the decrease was a reduction in recovery of prior mortgage servicing right impairment of $21.8 million compared with 2022. Total production in the retail mortgage division decreased to $4.3 billion for 2023, compared with $5.5 billion for 2022, while gain on sale spreads decreased in 2023 to 2.07% from 2.27% in 2022. The decrease in gain on sale spread is primarily related to competitive pricing pressure from non-bank originators. Noninterest income from the Company's warehouse lending division was $3.5 million for 2023 compared with $4.5 million for 2022.

Other service charges, commission and fees increased by $526,000 to $4.4 million during 2023, an increase of 13.6% compared with 2022 due primarily to an increase in ATM fees.

Income from equipment finance activity increased $4.2 million to $23.3 million during 2023, an increase of 21.7% compared with 2022. This increase largely being due to an increase of $3.0 million in gain on sale of lease equipment during 2023, as well as a $900,000 insurance settlement received during 2023.

Other noninterest income decreased by $2.8 million, or 9.0%, to $28.9 million during 2023 compared with 2022. This decrease was primarily due to a reduction in trust income of $4.4 million in 2023 after exiting this business at the end of 2022. Additionally, gains on sale of SBA loans decreased $4.0 million in 2023 compared to 2022. These decreases were partially offset by increases in BOLI income, SBA servicing income, merchant fee income and credit card interchange income of $1.9 million, $1.1 million, $771,000 and $760,000, respectively.

Noninterest Expense

Following is a comparison of noninterest expense for 2024, 2023 and 2022.

(dollars in thousands)	Years Ended December 31,		
	2024	**2023**	**2022**
Salaries and employee benefits	$ 347,641	$ 320,110	$ 319,719
Occupancy and equipment	48,784	51,450	51,361
Advertising and marketing	12,612	11,638	12,032
Amortization of intangible assets	17,189	18,244	19,744
Data processing and communications expenses	59,699	53,486	49,228
Legal and other professional fees	16,737	17,726	16,439
Credit resolution-related expenses	2,487	80	29
Merger and conversion charges	—	—	1,212
FDIC insurance	15,499	26,940	8,063
Loan servicing expenses	36,157	35,283	36,835
Other noninterest expenses	50,989	43,324	45,993
Total noninterest expense	$ 607,794	$ 578,281	$ 560,655

2024 compared with 2023. Total noninterest expense increased to $607.8 million in 2024, compared with $578.3 million in 2023. Total noninterest expense for 2024 includes approximately $1.5 million in FDIC special assessment, $1.5 million in losses on disposition of bank premises and $550,000 in natural disaster expenses. Total noninterest expense for 2023 includes approximately $11.6 million in FDIC special assessment and $1.9 million in gains on disposition of bank premises. Excluding these amounts, expenses in 2024 increased by $36.0 million, or 6.33%, compared with 2023 levels.

Salaries and benefits increased from $320.1 million in 2023 to $347.6 million in 2024. This increase was attributable to an increase in variable pay resulting from increased production levels in our retail mortgage division along with an increase in health insurance costs in 2024. Salaries and benefits in our mortgage division increased $12.1 million, or 15.1%, to $92.4 million in 2024. Full time equivalent employees decreased from 2,765 at December 31, 2023 to 2,691 at December 31, 2024.

Amortization of intangible assets decreased $1.1 million, or 5.8%, to $17.2 million for 2024 compared with $18.2 million for 2023. This reduction was attributable to a reduction in core deposit intangible amortization.

Data processing and communication expenses increased $6.2 million, or 11.6%, to $59.7 million in 2024, compared with $53.5 million for 2023. This increase is primarily related to technology enhancements implemented utilizing cost saves identified from other areas of the Company.

FDIC insurance decreased $11.4 million, or 42.5%, to $15.5 million in 2024, compared with $26.9 million in 2023. Included in FDIC insurance for 2023 was $11.6 million related to the FDIC special assessment pursuant to the systemic risk determination following the closures of Silicon Valley Bank and Signature Bank in March 2023, compared with $1.5 million in 2024.

Other noninterest expense increased $7.7 million, or 17.7%, to $51.0 million in 2024 from $43.3 million in 2023. This increase is primarily attributable to a reduction in deferred loan origination costs and an increase in tax and license expenses. These items were partially offset by decreases in fraud and forgery losses, credit reporting expenses related to our equipment finance division, ATM expense and brokerage commissions.

2023 compared with 2022. Total noninterest expense increased to $578.3 million in 2023, compared with $560.7 million in 2022. Total noninterest expense for 2023 includes approximately $11.6 million in FDIC special assessment and $1.9 million in gains on sale of bank premises. Total noninterest expense for 2022 includes approximately $1.2 million in merger-related charges, $151,000 in natural disaster expense and $45,000 in gains on sale of bank premises. Excluding these amounts, expenses in 2023 increased by $9.3 million, or 1.7%, compared with 2022 levels.

Salaries and benefits increased slightly from $319.7 million in 2022 to $320.1 million in 2023. This increase was primarily attributable to a decrease in deferred costs resulting from decreased loan production, nearly offset by a decrease in variable pay resulting from decreased production levels in our retail mortgage division. Salaries and benefits in our mortgage division decreased $27.5 million, or 25.5%, to $80.3 million in 2023. Full time equivalent employees decreased from 2,847 at December 31, 2022 to 2,765 at December 31, 2023.

Amortization of intangible assets decreased $1.5 million, or 7.6%, to $18.2 million for 2023 compared with $19.7 million for 2022. This reduction was attributable to a reduction in core deposit intangible amortization.

Data processing and communication expenses increased $4.3 million, or 8.6%, to $53.5 million in 2023, compared with $49.2 million for 2022. This increase is primarily related to technology enhancements implemented utilizing cost saves identified from other areas of the Company.

FDIC insurance increased $18.9 million, or 234.1%, to $26.9 million in 2023, compared with $8.1 million in 2022. Included in FDIC insurance for 2023 was $11.6 million related to the FDIC special assessment pursuant to the systemic risk determination following the closures of Silicon Valley Bank and Signature Bank in March 2023. Also contributing to the increase in 2023 was an increase in the base assessment rates which took effect during 2023.

Merger and conversion charges were $1.2 million in 2022, compared with no such charges recorded for 2023. Merger and conversion charges for 2022 were primarily related to the acquisition of Balboa Capital Corporation in December 2021.

Other noninterest expense decreased $2.7 million, or 5.8%, to $43.3 million in 2023 from $46.0 million in 2022, resulting primarily from an increase in deferred costs related to our equipment finance division production and net gains on sale of bank premises and a decrease in tax and license expense. These items were partially offset by increases in mortgage indemnification expense and credit reporting expenses related to our equipment finance division.

Income Taxes

Income tax expense is influenced by statutory federal and state tax rates, the amount of taxable income, the amount of tax-exempt income and the amount of non-deductible expenses. For the year ended December 31, 2024, the Company recorded income tax expense of approximately $117.2 million, compared with $87.8 million recorded in 2023 and $106.6 million recorded in 2022. The Company's effective tax rate was 24.6%, 24.6% and 23.5% for the years ended December 31, 2024, 2023 and 2022, respectively.

BALANCE SHEET COMPARISON

LOANS

Management believes that our loan portfolio is adequately diversified. The loan portfolio contains no foreign loans or significant concentrations in any one industry. As of December 31, 2024, approximately 72.3% of our loan portfolio was secured by real estate, compared with 74.2% at December 31, 2023.

The amount of loans outstanding at the indicated dates is shown in the following table according to type of loans.

	December 31,	
(dollars in thousands)	2024	2023
Commercial and industrial	$ 2,953,135	$ 2,688,929
Consumer	221,735	275,809
Mortgage warehouse	965,053	818,728
Municipal	441,408	492,668
Premium finance	1,155,614	946,562
Real estate - construction and development	1,998,506	2,129,187
Real estate - commercial and farmland	8,445,958	8,059,754
Real estate - residential	4,558,497	4,857,666
Loans, net of unearned income	$ 20,739,906	$ 20,269,303

The Company seeks to diversify its loan portfolio across its geographic footprint and in various loan types. Also, the Company's in-house lending limit for a single loan is $40.0 million for construction loans and $50.0 million for term loans with stabilized cash flows, which would normally prevent a concentration with a single loan project. Certain lending relationships may contain more than one loan and, consequently, exceed the in-house lending limit. The Company regularly monitors its largest loan relationships to avoid a concentration with a single borrower. The largest 25 loan relationships as of December 31, 2024 based on committed amount are summarized below by type.

(dollars in thousands)	Committed Amount	Average Rate	Average Maturity (months)	% Unsecured	% in Nonaccrual Status
Commercial and industrial	$ 234,113	7.22 %	15	64.37 %	— %
Mortgage warehouse	744,006	6.93 %	16	—	— %
Real estate - construction and development	503,851	6.38 %	37	—	— %
Real estate - commercial and farmland	993,413	5.80 %	30	—	— %
Total	$ 2,475,383	6.39 %	26	6.09 %	— %

Total loans as of December 31, 2024, are shown in the following table according to their contractual maturity.

	Contractual Maturity in:				
(dollars in thousands)	One Year or Less	Over One Year through Five Years	Over Five Years through Fifteen Years	Over Fifteen Years	Total
Commercial and industrial	$ 464,967	$ 1,908,400	$ 561,813	$ 17,955	$ 2,953,135
Consumer	44,267	105,005	71,633	830	221,735
Mortgage warehouse	447,915	517,138	—	—	965,053
Municipal	5,097	51,939	295,618	88,754	441,408
Premium finance	1,120,485	35,129	—	—	1,155,614
Real estate - construction and development	860,364	1,020,659	103,271	14,212	1,998,506
Real estate - commercial and farmland	1,301,116	4,868,138	2,110,884	165,820	8,445,958
Real estate - residential	48,758	222,149	409,366	3,878,224	4,558,497
Total	$ 4,292,969	$ 8,728,557	$ 3,552,585	$ 4,165,795	$ 20,739,906

Total loans which have maturity dates after one year are summarized below by those loans that have predetermined interest rates and those loans that have floating or adjustable interest rates.

(dollars in thousands)	December 31, 2024
Predetermined interest rates	
Commercial and industrial	$ 1,978,379
Consumer	97,656
Municipal	436,053
Premium finance	35,129
Real estate - construction and development	398,679
Real estate - commercial and farmland	5,038,179
Real estate - residential	2,698,635
	$ 10,682,710
Floating or adjustable interest rates	
Commercial and industrial	$ 509,789
Consumer	79,812
Mortgage warehouse	517,138
Municipal	258
Real estate - construction and development	739,463
Real estate - commercial and farmland	2,106,663
Real estate - residential	1,811,104
	$ 5,764,227

Commercial and farmland real estate ("CRE") represents the Company's largest loan category. The Company regularly monitors its CRE portfolio against regulatory concentration limits. Additionally, the Company manages its risk in the CRE portfolio through, among other things, established policy limits on loan-to-value or loan-to-cost at or below applicable regulatory guidance, use of internal lending limits on single loans to minimize exposure to a given project, annual reviews of borrowers and guarantors above certain total credit exposure thresholds, minimum required debt service coverage ratios and borrower equity levels. Exceptions to policy must be approved by an individual or committee with appropriate approval authority.

A summary of the Company's CRE portfolio by loan type and credit quality indicator as of December 31, 2024 is below:

(dollars in thousands)	Pass	Other Assets Especially Mentioned	Substandard	Total
Farmland	$ 137,503	$ 2,169	$ 1,192	$ 140,864
Multifamily residential	1,454,772	—	—	1,454,772
Owner occupied CRE	1,839,329	11,826	28,905	1,880,060
Non-owner occupied CRE	4,872,745	82,341	15,176	4,970,262
Total real estate - commercial and farmland	$ 8,304,349	$ 96,336	$ 45,273	$ 8,445,958

Investor CRE, which includes multifamily residential and non-owner occupied CRE loans, has several dynamics which individually, or in combination, pose potential challenges to the portfolio. These include levels of interest rates above those at origination for loan renewals and changes to occupancy rates as firms reevaluate space needs as hybrid or remote work has expanded. The primary repayment source for these loans is cash flows from the securing property. The Company in normal course performs periodic evaluations of its portfolio for continued soundness and appropriate risk ratings. These reviews include evaluation of current financials, stressed cash flows at increased interest rates and evaluation of property values at various occupancy levels and cap rates. The Company's CRE portfolio continues to perform favorably with modest levels of past-due loans, such that past-due loans represented approximately 18 basis points of CRE loans at December 31, 2024.

The Company's multifamily residential portfolio is diversified geographically with the majority residing within our five-state footprint. Below is a summary of the multifamily residential portfolio by significant MSAs or state as of December 31, 2024:

(dollars in thousands)	Atlanta	Other Georgia	Tampa	Jacksonville	Other Florida	South Carolina	North Carolina	Alabama	Other	Total
Multifamily residential	$ 239,371	$ 237,679	$ 150,344	$ 147,590	$ 208,835	$ 158,247	$ 85,517	$ 53,933	$ 173,256	$1,454,772

The Company's non-owner occupied portfolio is well diversified. Below is a summary of the non-owner occupied CRE portfolio by property type and significant MSAs or state as of December 31, 2024:

(dollars in thousands)	Atlanta	Other Georgia	Jacksonville	Orlando	Other Florida	South Carolina	North Carolina	Alabama	Other	Total
Retail	$ 481,751	$ 169,255	$ 231,823	$ 175,140	$ 228,464	$ 344,985	$ 135,078	$ 106,166	$ 147,454	$2,020,116
Office	515,359	26,469	74,001	136,099	168,620	186,856	73,247	4,243	62,062	1,246,956
Warehouse / industrial	277,679	13,433	46,838	11,900	72,919	76,785	80,222	679	109,808	690,263
Hotel	43,500	27,383	102,186	47,249	104,365	73,960	12,204	2,369	16,248	429,464
Mini storage warehouse	51,505	37,427	32,432	40,441	41,402	39,118	33,204	18,035	67,552	361,116
Assisted living facilities	69,402	—	4,641	19	39,618	455	—	—	—	114,135
Miscellaneous	38,514	13,491	9,945	17,388	11,537	7,477	7,432	1,158	1,270	108,212
Total non-owner occupied CRE	$1,477,710	$ 287,458	$ 501,866	$ 428,236	$ 666,925	$ 729,636	$ 341,387	$ 132,650	$ 404,394	$4,970,262

ALLOWANCE AND PROVISION FOR CREDIT LOSSES

The following table sets forth the breakdown of the allowance for credit losses on loans by loan category for the periods indicated. Management believes the allowance can be allocated only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category.

	December 31,					
	2024		2023		2022	
(dollars in thousands)	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
Commercial and industrial	$ 87,242	14 %	$ 64,053	13 %	$ 39,455	13 %
Consumer	7,327	1	3,952	1	5,587	3
Mortgage warehouse	2,262	5	1,678	4	2,118	5
Municipal	58	2	345	2	357	3
Premium finance	736	5	602	5	1,025	5
Real estate – construction and development	60,421	10	61,017	11	32,659	11
Real estate – commercial and farmland	118,377	41	110,097	40	67,433	38
Real estate - residential	61,661	22	65,356	24	57,043	22
Total	$338,084	100 %	$307,100	100 %	$205,677	100 %

The following table provides an analysis of the net charge-offs (recoveries) by loan category for the years ended December 31, 2024, 2023 and 2022.

	2024			2023			2022		
	Net charge-offs (recoveries)	Average Balance	Rate	Net charge-offs (recoveries)	Average balance	Rate	Net charge-offs (recoveries)	Average balance	Rate
Commercial and industrial	$ 36,537	$ 2,848,632	1.28 %	$ 43,646	$ 2,687,805	1.62 %	$ 8,681	$ 2,116,723	0.41 %
Consumer	2,592	242,512	1.07	3,853	375,783	1.03	3,264	392,467	0.83
Mortgage warehouse	—	948,484	—	—	963,035	—	—	891,285	—
Municipal	—	464,259	—	—	502,849	—	—	531,324	—
Premium finance	474	1,102,157	0.04	766	982,442	0.08	387	922,551	0.04
Real estate - construction and development	(59)	2,197,079	—	(949)	2,162,424	(0.04)	(865)	1,761,853	(0.05)
Real estate - commercial and farmland	(603)	8,216,256	(0.01)	3,693	7,811,671	0.05	3,349	7,155,542	0.05
Real estate - residential	(84)	4,739,868	—	(628)	4,668,312	(0.01)	(301)	3,749,716	(0.01)
	$ 38,857	$ 20,759,247	0.19 %	$ 50,381	$ 20,154,321	0.25 %	$ 14,515	$ 17,521,461	0.08 %

The following table provides an analysis of the allowance for credit losses on loans held for investment.

	December 31,		
(dollars in thousands)	2024	2023	2022
Allowance for credit losses on loans at end of period	$ 338,084	$ 307,100	$ 205,677
Loan balances:			
End of period	20,739,906	20,269,303	19,855,253
Allowance for credit losses on loans as a percentage of end of period loans	1.63 %	1.52 %	1.04 %
Nonaccrual loans as a percentage of end of period loans	0.49 %	0.75 %	0.68 %
Allowance for credit losses to nonaccrual loans at end of period	330.75 %	203.22 %	152.57 %

At December 31, 2024, the allowance for credit losses on loans totaled $338.1 million, or 1.63% of loans, compared with $307.1 million, or 1.52% of loans, at December 31, 2023. The increase in the allowance for credit losses on loans as a percentage of loans compared with December 31, 2023 was primarily attributable to declines in forecast economic conditions, particularly levels of commercial real estate prices, compared with 2023. For the year ended December 31, 2024, our net charge off ratio as a percentage of average loans decreased to 0.19%, compared with 0.25% for the year ended December 31, 2023. This decrease was primarily a result of decreased charge-offs in our commercial and industrial portfolio. Included in net charge-offs for the year ended December 31, 2023 was $5.6 million in charge-offs on loans which were fully reserved upon acquisition. Excluding those charge-offs, net charge-offs for 2023 would have been 0.22%.

The provision for credit losses on loans for the year ended December 31, 2024 was $69.8 million, compared with $153.5 million for the year ended December 31, 2023. This decrease primarily resulted from the updated economic forecast during 2024, partially offset by organic loan growth during the year. As of December 31, 2024 our ratio of nonperforming assets to total assets had decreased to 0.47% from 0.69% at December 31, 2023. Included in non-performing assets were serviced GNMA-guaranteed residential mortgage loans totaling $12.0 million and $90.2 million at December 31, 2024 and 2023, respectively. Non-performing assets, excluding GNMA-guaranteed loans, represented 0.42% of total assets at December 31, 2024, compared with 0.33% of total assets at December 31, 2023.

NONPERFORMING LOANS

A loan is placed on nonaccrual status when, in management's judgment, the collection of the interest income appears doubtful. Interest receivable that has been accrued and is subsequently determined to have doubtful collectability is reversed against interest income. Interest on loans that are classified as nonaccrual is recognized when received. Past due loans are placed on nonaccrual status when principal or interest is past due 90 days or more unless the loan is well secured and in the process of collection. In some cases, where borrowers are experiencing financial difficulties, loans may be restructured to provide terms significantly different from the original contractual terms. The following table presents an analysis of loans accounted for on a nonaccrual basis and loans contractually past due 90 days or more as to interest or principal payments and still accruing.

(dollars in thousands)	December 31,			
	2024		**2023**	
Nonaccrual loans				
Commercial and industrial	$	11,875	$	8,059
Consumer		782		1,452
Real estate - construction and development		3,718		282
Real estate - commercial and farmland		11,960		11,295
Real estate - residential[1]		73,883		130,029
Total	$	102,218	$	151,117
Loans contractually past due 90 days or more as to interest or principal payments and still accruing	$	17,733	$	16,988

[1] Included in real estate - residential were $12.0 million and $90.2 million of serviced GNMA-guaranteed nonaccrual loans at December 31, 2024 and 2023, respectively.

LIQUIDITY AND INTEREST RATE SENSITIVITY

Liquidity management involves the matching of the cash flow requirements of customers, who may be either depositors desiring to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs, and the ability of our Company to meet those needs. We seek to meet liquidity requirements primarily through management of short-term investments (principally interest-bearing deposits in banks) and monthly amortizing loans. Another source of liquidity is the repayment of maturing single payment loans. In addition, our Company maintains relationships with correspondent banks, including the FHLB and the Federal Reserve Bank of Atlanta, which could provide funds on short notice, if needed.

A principal objective of our asset/liability management strategy is to minimize our exposure to changes in interest rates by matching the maturity and repricing horizons of interest-earning assets and interest-bearing liabilities. This strategy is overseen in part through the direction of our ALCO Committee which establishes policies and monitors results to control interest rate sensitivity.

As part of our interest rate risk management policy, the ALCO Committee examines the extent to which its assets and liabilities are "interest rate sensitive" and monitors its interest rate-sensitivity "gap." An asset or liability is considered to be interest rate sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, the ALCO Committee also evaluates how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may not react identically to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps") which limit changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

We manage the mix of asset and liability maturities in an effort to control the effects of changes in the general level of interest rates on net interest income. Except for its effect on the general level of interest rates, inflation does not have a material impact on the balance sheet due to the rate variability and short-term maturities of its earning assets. In particular, approximately

43.0% of earning assets mature or reprice within one year or less. Mortgage loans, generally our loan category with the longest maturity, are usually made with fifteen to thirty year maturities, but a portion is at a variable interest rate with an adjustment between origination date and maturity date.

The following table sets forth the distribution of the repricing of our interest-earning assets and interest-bearing liabilities as of December 31, 2024, the interest rate sensitivity gap (i.e., interest rate sensitive assets minus interest rate sensitive liabilities), the cumulative interest rate sensitivity gap, the interest rate sensitivity gap ratio (i.e., interest rate sensitive assets divided by interest rate sensitive liabilities) and the cumulative interest rate sensitivity gap ratio. The table also sets forth the time periods in which earning assets and liabilities will mature or may reprice in accordance with their contractual terms. However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin since the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of our customers. In addition, various assets and liabilities indicated as repricing within the same period may in fact reprice at different times within such period and at different rates.

	December 31, 2024				
	Maturing or Repricing Within				
(dollars in thousands)	**Zero to Three Months**	**Three Months to One Year**	**One to Five Years**	**Over Five Years**	**Total**
Interest-earning assets:					
Interest-bearing deposits in banks	$ 975,397	$ —	$ —	$ —	$ 975,397
Investment securities	101,292	332,062	836,782	565,801	1,835,937
Loans held for sale	528,599	—	—	—	528,599
Loans	6,823,764	1,585,523	6,335,331	5,995,288	20,739,906
	8,429,052	1,917,585	7,172,113	6,561,089	24,079,839
Interest-bearing liabilities:					
Interest-bearing demand deposits	4,083,818	—	—	—	4,083,818
Money market deposit accounts	7,143,306	—	—	—	7,143,306
Savings	764,373	—	—	—	764,373
Time deposits	1,625,711	1,511,243	95,626	78	3,232,658
FHLB advances	65,000	—	15,000	18,296	98,296
Other borrowings	10,000	183,492	—	—	193,492
Trust preferred securities	132,309	—	—	—	132,309
	13,824,517	1,694,735	110,626	18,374	15,648,252
Interest rate sensitivity gap	$ (5,395,465)	$ 222,850	$ 7,061,487	$ 6,542,715	$ 8,431,587
Cumulative interest rate sensitivity gap	$ (5,395,465)	$ (5,172,615)	$ 1,888,872	$ 8,431,587	
Interest rate sensitivity gap ratio	0.61	1.13	64.83	357.09	
Cumulative interest rate sensitivity gap ratio	0.61	0.67	1.12	1.54	

INVESTMENT PORTFOLIO

Following is a summary of the carrying value of debt securities available-for-sale as of the end of each reported period:

(dollars in thousands)	December 31,			
	2024		**2023**	
U.S. Treasuries	$	796,464	$	720,877
U.S. government-sponsored agencies		994		985
State, county and municipal securities		24,740		28,051
Corporate debt securities		10,283		10,027
SBA pool securities		70,482		51,516
Mortgage-backed securities		768,297		591,488
Total debt securities available-for-sale	$	1,671,260	$	1,402,944

Following is a summary of the carrying value of debt securities held-to-maturity as of the end of each reported period:

(dollars in thousands)	December 31,			
	2024		**2023**	
State, county and municipal securities	$	33,623	$	31,905
Mortgage-backed securities		131,054		109,607
Total debt securities held-to-maturity	$	164,677	$	141,512

The amounts of securities available-for-sale and held-to in each category as of December 31, 2024 are shown in the following table according to contractual maturity classifications: (i) one year or less, (ii) after one year through five years, (iii) after five years through ten years and (iv) after ten years.

Securities available-for-sale (1)	U.S. Treasuries		U.S. Government-sponsored Agencies		State, County and Municipal Securities	
(dollars in thousands)	Amount	Yield (2)	Amount	Yield (2)	Amount	Yield (2)(3)
One year or less	$ 298,391	2.93 %	$ 994	2.16 %	$ 5,799	4.23 %
After one year through five years	449,104	3.63 %	—	— %	12,270	3.86 %
After five years through ten years	48,969	4.36 %	—	— %	6,671	3.93 %
After ten years	—	— %	—	— %	—	— %
	$ 796,464	3.41 %	$ 994	2.16 %	$ 24,740	3.96 %

Securities available-for-sale (1)	Corporate Debt Securities		SBA Pool Securities		Mortgage-backed Securities	
	Amount	Yield (2)	Amount	Yield (2)	Amount	Yield (2)
One year or less	$ 499	4.31 %	$ 2,192	2.49 %	$ 26,357	2.89 %
After one year through five years	8,381	6.36 %	1,955	2.29 %	266,839	3.07 %
After five years through ten years	—	— %	57,872	5.21 %	72,675	3.86 %
After ten years	1,403	7.80 %	8,463	3.19 %	402,426	3.97 %
	$ 10,283	6.51 %	$ 70,482	4.78 %	$ 768,297	3.61 %

Securities held-to-maturity (1)	State, County and Municipal Securities		Mortgage-backed Securities	
	Amount	Yield (2)(3)	Amount	Yield (2)
One year or less	$ —	— %	$ —	— %
After one year through five years	—	— %	25,152	2.89 %
After five years through ten years	—	— %	59,030	2.52 %
After ten years	33,623	3.94 %	46,872	3.43 %
	$ 33,623	3.94 %	$ 131,054	2.92 %

(1) The amortized cost and fair value of debt securities are presented based on contractual maturities. Actual cash flows may differ from contractual maturities because borrowers may have the right to prepay obligations without prepayment penalties.
(2) Yields were computed using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security. The weighted average yield for each maturity range was computed using the amortized cost of each security in that range.
(3) Yields on securities of state and political subdivisions are stated on a taxable-equivalent basis, using a tax rate of 21%.

The investment portfolio includes securities which are classified as available-for-sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income, net of the related deferred tax effect. Securities classified as held-to-maturity are recorded at amortized cost.

The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the life of the securities. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in earnings on the trade date.

Management and the ALCO Committee evaluates available-for-sale securities in an unrealized loss position on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation, to determine if credit-related impairment exists. Management first evaluates whether they intend to sell or more likely than not will be required to sell an impaired security before recovering its amortized cost basis. If either criteria is met, the entire amount of unrealized loss is recognized in earnings with a corresponding adjustment to the security's amortized cost basis. If either of the above criteria is not met, management evaluates whether the decline in fair value is attributable to credit or resulted from other factors. The Company does not intend to sell these investment securities at an unrealized loss position at December 31, 2024, and it is more likely than not that the Company will not be required to sell these securities prior to recovery or maturity. Based on the results of management's review, at December 31, 2024, management determined $69,000 was attributable to credit impairment and maintained the allowance for credit losses accordingly. The remaining $39.0 million in unrealized loss was determined to be from factors other than credit. The Company's held-to-maturity securities have no expected credit losses and no related allowance for credit losses has been established.

DEPOSITS

We rely on deposits by our customers as the primary source of funds for the continued growth of our loan and investment securities portfolios. Customer deposits are categorized as either noninterest-bearing deposits or interest-bearing deposits. Noninterest-bearing deposits (or demand deposits) are transaction accounts that provide us with "interest-free" sources of funds. Interest-bearing deposits include NOW, money market, savings and time deposits.

During 2024, total deposits increased $1.01 billion, or 4.9%, to $21.72 billion at December 31, 2024, compared with $20.71 billion at December 31, 2023. This growth was primarily attributable to an increase of $1.18 billion in money market accounts, partially offset by a decrease in brokered time deposits of $339.7 million. Non-interest bearing deposits increased $6.7 million, or 0.1%, to $6.50 billion at December 31, 2024. Interest-bearing deposits increased $1.01 billion, or 7.1%, to $15.22 billion at December 31, 2024.

Average amount of various deposit classes and the average rates paid thereon are presented below.

| | Year Ended December 31, | | | | |
| | 2024 | | 2023 | | |
(dollars in thousands)	Amount	Rate	Amount	Rate	
Noninterest-bearing demand	$ 6,567,855	— %	$ 6,771,464	— %	
NOW	3,824,094	2.12	3,878,034	1.79	
Money market	6,395,883	3.61	5,382,865	3.02	
Savings	776,273	0.49	936,454	0.68	
Retail time deposits	2,440,891	4.21	2,031,828	3.13	
Brokered time deposits	1,274,933	5.17	1,024,606	5.24	
Total deposits	$ 21,279,929	2.28 %	$ 20,025,251	1.78 %	

At December 31, 2024, the Company had brokered deposits of $810.1 million. The amounts of time certificates of deposit issued in amounts of more than $250,000 as of December 31, 2024, are shown below by category, which is based on time remaining until maturity of (i) three months or less, (ii) over three through six months, (iii) over six months through one year and (iv) over one year.

(dollars in thousands)	December 31, 2024
Three months or less	$ 311,841
Over three months through six months	331,698
Over six months through one year	184,299
Over one year	15,941
Total	$ 843,779

As of December 31, 2024 and 2023, the Company had estimated uninsured deposits of $10.24 billion and $9.13 billion, respectively. These estimates were derived using the same methodologies and assumptions used for the Bank's regulatory reporting. Approximately $3.49 billion, or 34.0%, of the uninsured deposits at December 31, 2024 were for municipalities which are collateralized with investment securities or letters of credit.

OFF-BALANCE-SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

In the ordinary course of business, our Bank has granted commitments to extend credit to approved customers. Generally, these commitments to extend credit have been granted on a temporary basis for seasonal or inventory requirements or for construction period financing and have been approved within the Bank's credit guidelines. Our Bank has also granted commitments to approved customers for financial standby letters of credit. These commitments are recorded in the financial statements when funds are disbursed or the financial instruments become payable. The Bank uses the same credit policies for these off-balance-sheet commitments as it does for financial instruments that are recorded in the consolidated financial statements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitment amounts expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The following table summarizes commitments outstanding at December 31, 2024 and 2023.

	December 31,	
(dollars in thousands)	**2024**	**2023**
Commitments to extend credit	$ 3,578,227	$ 4,412,818
Unused home equity lines of credit	437,304	386,574
Financial standby letters of credit	39,507	37,546
Mortgage interest rate lock commitments	192,528	171,750
Mortgage forward contracts with positive fair value - notional amount	1,153,717	—
Mortgage forward contracts with negative fair value - notional amount	—	663,015
	$ 5,401,283	$ 5,671,703

The following table summarizes short-term borrowings for the periods indicated.

	Year Ended December 31,					
	2024		**2023**		**2022**	
(dollars in thousands)	**Average Balance**	**Average Rate**	**Average Balance**	**Average Rate**	**Average Balance**	**Average Rate**
Federal funds purchased and securities sold under agreement to repurchase	$ —	— %	$ —	— %	$ 1,477	0.27 %

	Year Ended December 31,		
	2024	**2023**	**2022**
(dollars in thousands)	**Total Balance**	**Total Balance**	**Total Balance**
Total maximum short-term borrowings outstanding at any month-end during the year	$ —	$ —	$ 6,924

As of December 31, 2024, letters of credit issued by the Federal Home Loan Bank totaling $1.33 billion were used to guarantee the Bank's performance related to a portion of its public fund deposit balances.

The following table sets forth certain information about contractual cash obligations as of December 31, 2024.

	Payments Due After December 31, 2024				
(dollars in thousands)	**Total**	**1 Year or Less**	**1-3 Years**	**4-5 Years**	**>5 Years**
Deposits without a stated maturity	$ 18,489,790	$ 18,489,790	$ —	$ —	$ —
Time certificates of deposit	3,232,658	3,136,954	73,910	21,716	78
Other borrowings	292,179	75,000	15,000	—	202,179
Subordinated deferrable interest debentures	154,390	—	—	—	154,390
Operating lease obligations	57,672	10,246	18,055	12,508	16,863
Total contractual cash obligations	$ 22,226,689	$ 21,711,990	$ 106,965	$ 34,224	$ 373,510

At December 31, 2024, estimated costs to complete construction projects in progress and other binding commitments for capital expenditures were not a material amount.

CAPITAL ADEQUACY

Capital Regulations

The capital resources of the Company are monitored on a periodic basis by state and federal regulatory authorities. During 2024, the Company's capital increased $324.8 million, primarily due to net income of $358.7 million, which was partially offset by the cash dividends declared on common shares of $45.2 million and share repurchases of $8.0 million. During 2023, the Company's capital increased $229.3 million, primarily due to net income of $269.1 million, which was partially offset by the cash dividends declared on common shares of $41.7 million and share repurchases of $20.3 million. For both 2024 and 2023, other capital related transactions, such as share-based compensation, common stock issuances through the exercise of stock options, and issuances of shares of restricted stock accounted for only a small change in the capital of the Company.

Under the regulatory capital frameworks adopted by the Federal Reserve and the FDIC, Ameris and the Bank must each maintain a common equity Tier 1 capital to total risk-weighted assets ratio of at least 4.5%, a Tier 1 capital to total risk-weighted assets ratio of at least 6%, a total capital to total risk-weighted assets ratio of at least 8% and a leverage ratio of Tier 1 capital to average total consolidated assets of at least 4%. Ameris and the Bank are also required to maintain a capital conservation buffer of common equity Tier 1 capital of at least 2.5% of risk-weighted assets in addition to the minimum risk-based capital ratios in order to avoid certain restrictions on capital distributions and discretionary bonus payments.

In March 2020, the Office of the Comptroller of the Currency, the Federal Reserve and the FDIC issued an interim final rule that delays the estimated impact on regulatory capital stemming from the implementation of CECL. The interim final rule provides banking organizations that implement CECL in 2020 the option to delay for two years an estimate of CECL's effect on regulatory capital, relative to the incurred loss methodology's effect on regulatory capital, followed by a three-year transition period. As a result, the Company and Bank elected the five-year transition relief allowed under the interim final rule effective March 31, 2020.

The following table summarizes the regulatory capital levels of Ameris at December 31, 2024.

(dollars in thousands)	Actual		Required		Excess	
	Amount	Percent	Amount	Percent	Amount	Percent
Tier 1 Leverage Ratio (tier 1 capital to average assets)						
Consolidated	$2,729,727	10.74 %	$1,016,543	4.00 %	$1,713,184	6.74 %
Ameris Bank	$2,834,667	11.17 %	$1,015,484	4.00 %	$1,819,183	7.17 %
CET1 Ratio (common equity tier 1 capital to risk weighted assets)						
Consolidated	$2,729,727	12.65 %	$1,510,315	7.00 %	$1,219,412	5.65 %
Ameris Bank	$2,834,667	13.15 %	$1,509,040	7.00 %	$1,325,627	6.15 %
Tier 1 Capital Ratio (tier 1 capital to risk weighted assets)						
Consolidated	$2,729,727	12.65 %	$1,833,954	8.50 %	$ 895,773	4.15 %
Ameris Bank	$2,834,667	13.15 %	$1,832,406	8.50 %	$1,002,261	4.65 %
Total Capital Ratio (total capital to risk weighted assets)						
Consolidated	$3,316,661	15.37 %	$2,265,473	10.50 %	$1,051,188	4.87 %
Ameris Bank	$3,179,067	14.75 %	$2,263,560	10.50 %	$ 915,507	4.25 %

The required CET1 Ratio, Tier 1 Capital Ratio, and the Total Capital Ratio reflected in the table above include a capital conservation buffer of 2.50%.

INFLATION

The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with GAAP and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

QUARTERLY FINANCIAL INFORMATION

The following table sets forth certain consolidated quarterly financial information of the Company. This information is derived from unaudited consolidated financial statements, which include, in the opinion of management, all normal recurring adjustments which management considers necessary for a fair presentation of the results for such periods.

	Three Months Ended			
(dollars in thousands, except per share data)	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Selected Income Statement Data:				
Interest income	$ 346,363	$ 355,146	$ 347,323	$ 329,452
Interest expense	124,542	141,086	135,402	128,064
Net interest income	221,821	214,060	211,921	201,388
Provision for credit losses	12,808	6,107	18,773	21,105
Net interest income after provision for credit losses	209,013	207,953	193,148	180,283
Noninterest income	68,959	69,709	88,711	65,878
Noninterest expense	151,949	151,777	155,357	148,711
Income before income taxes	126,023	125,885	126,502	97,450
Income tax	31,647	26,673	35,717	23,138
Net income	$ 94,376	$ 99,212	$ 90,785	$ 74,312
Per Share Data:				
Basic earnings per common share	$ 1.37	$ 1.44	$ 1.32	$ 1.08
Diluted earnings per common share	1.37	1.44	1.32	1.08
Common dividends - cash	0.20	0.15	0.15	0.15

| | Three Months Ended | | | |
(dollars in thousands)	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
Selected Income Statement Data:				
Interest income	$ 332,214	$ 330,553	$ 321,952	$ 295,716
Interest expense	126,113	122,802	112,412	84,064
Net interest income	206,101	207,751	209,540	211,652
Provision for credit losses	22,952	24,459	45,516	49,729
Net interest income after provision for credit losses	183,149	183,292	164,024	161,923
Noninterest income	56,248	63,181	67,349	56,050
Noninterest expense	149,011	141,446	148,403	139,421
Income before income taxes	90,386	105,027	82,970	78,552
Income tax	24,452	24,912	20,335	18,131
Net income	$ 65,934	$ 80,115	$ 62,635	$ 60,421
Per Share Data:				
Basic earnings per common share	$ 0.96	$ 1.16	$ 0.91	$ 0.87
Diluted earnings per common share	0.96	1.16	0.91	0.87
Common dividends - cash	0.15	0.15	0.15	0.15

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed only to U.S. Dollar interest rate changes and, accordingly, we manage exposure by considering the possible changes in the net interest margin. We do not have any trading instruments nor do we classify any portion of the investment portfolio as trading. Finally, we have no exposure to foreign currency exchange rate risk, commodity price risk or other market risks.

Interest rates play a major part in the net interest income of a financial institution. The sensitivity to rate changes is known as "interest rate risk." The repricing of interest-earning assets and interest-bearing liabilities can influence the changes in net interest income. As part of our asset/liability management program, the timing of repriced assets and liabilities is referred to as gap management.

Interest Rate Risk Management

As indicated by the table below, we are mildly asset sensitive in relation to changes in market interest rates in the one-year and two-year time horizons. Being asset sensitive would result in net interest income increasing in a rising rate environment and decreasing in a declining rate environment.

We use simulation analysis to monitor changes in net interest income due to changes in market interest rates. The simulation of rising, declining and flat interest rate scenarios allow management to monitor and adjust interest rate sensitivity to minimize the impact of market interest rate swings. The analysis of the impact on net interest income over a twelve-month period is subjected to an instantaneous 100 basis point increase or 100 basis point decrease in market rates on net interest income and is monitored on a quarterly basis. Our most recent model projects net interest income would increase if rates rise 100 basis points over the next year.

The following table presents the earnings simulation model's projected impact of a change in interest rates on the projected baseline net interest income for the 12- and 24-month periods commencing January 1, 2025. This change in interest rates assumes parallel shifts in the yield curve and does not take into account changes in the slope of the yield curve.


Earnings Simulation Model Results

Change in Interest Rates (in bps)	% Change in Projected Baseline Net Interest Income	
	12 Months	**24 Months**
400	1.7%	11.0%
300	1.5%	9.9%
200	1.1%	7.0%
100	0.7%	3.9%
(100)	(0.7)%	(4.0)%
(200)	(1.3)%	(8.4)%
(300)	(2.2)%	(13.6)%


In the event of a shift in interest rates, we may take certain actions intended to mitigate the negative impact to net interest income or to maximize the positive impact to net interest income. These actions may include, but are not limited to, restructuring of interest-earning assets and interest-bearing liabilities, seeking alternative funding sources or investment opportunities and modifying the pricing or terms of loans, leases and deposits.

Impact of Inflation and Changing Prices

The consolidated financial statements and related notes presented elsewhere in this report have been prepared in accordance with GAAP. This requires the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, the vast majority of our assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Report on Internal Control over Financial Reporting
Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets – December 31, 2024 and 2023
Consolidated Statements of Income – Years ended December 31, 2024, 2023 and 2022
Consolidated Statements of Comprehensive Income – Years ended December 31, 2024, 2023 and 2022
Consolidated Statements of Shareholders' Equity – Years ended December 31, 2024, 2023 and 2022
Consolidated Statements of Cash Flows – Years ended December 31, 2024, 2023 and 2022
Notes to Consolidated Financial Statements

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act as of the end of the period covered by this Annual Report, as required by paragraph (b) of Rules 13a-15 or 15d-15 of the Exchange Act. Based on such evaluation, such officers have concluded that, as of the end of the period covered by this Annual Report, the Company's disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Management's Report on Internal Control Over Financial Reporting is set forth on page F-2 of this Annual Report.

Changes in Internal Control Over Financial Reporting

During the quarter ended December 31, 2024, there was no change in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a-15 or 15d-15 of the Exchange Act that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the quarter ended December 31, 2024, no director or Section 16 officer of the Company adopted or terminated any Rule 10b5-1 trading arrangement or any non-Rule 10b5-1 trading arrangement (in each case, as defined in Item 408(a) of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information set forth under the captions "Matters To Be Voted On - Proposal 1 - Election of Directors," "Governance - Director Independence," "Governance - Director Nomination Process" "Board of Directors - Board Members," "Board of Directors - Board Committees," "Board of Directors - Director Compensation," "Information About Our Executive Officers," "Executive Compensation – Compensation Discussion and Analysis – Other Compensation Program Aspects – Insider Trading Policy; Hedging Restrictions," "Executive Compensation - Employment Agreements," "Audit Matters - Audit Committee Report," and "Related Party Transactions" in the Proxy Statement to be used in connection with the solicitation of proxies for the Company's 2025 Annual Meeting of Shareholders, to be filed with the SEC, is incorporated herein by reference.

Code of Business Conduct and Ethics

Ameris has adopted a code of business conduct and ethics that is applicable to all employees, including its principal executive officer, principal financial officer, principal accounting officer and controller. The code of business conduct and ethics is available on our website at www.amerisbank.com.

ITEM 11. EXECUTIVE COMPENSATION

The information set forth under the captions "Board of Directors - Board Committees - Compensation Committee," "Board of Directors - Director Compensation" and "Executive Compensation" in the Proxy Statement to be used in connection with the solicitation of proxies for the Company's 2025 Annual Meeting of Shareholders, to be filed with the SEC, is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information set forth under the caption "Stock Ownership" in the Proxy Statement to be used in connection with the solicitation of proxies for the Company's 2025 Annual Meeting of Shareholders, to be filed with the SEC, is incorporated herein by reference.

Equity Compensation Plans

The following table sets forth certain information with respect to securities to be issued under our equity compensation plans as of December 31, 2024.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted average exercise price of outstanding options, warrants and rights (1)	Number of securities remaining available for future issuance under equity compensation plans (2)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	168,785	$ —	2,175,577

(1) Represents shares issuable upon the vesting of performance stock units ("PSUs") granted under the 2021 Omnibus Equity Compensation Plan at target. PSUs are not taken into account in column (b).
(2) Consists of our 2021 Omnibus Equity Compensation Plan, which provides for the granting to directors, officers and certain other employees of qualified or nonqualified stock options, stock units, stock awards, stock appreciation rights, dividend equivalents and other stock-based awards.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information set forth under the captions "Governance - Director Independence," "Board of Directors - Board Committees" and "Related Party Transactions" in the Proxy Statement to be used in connection with the solicitation of proxies for the Company's 2025 Annual Meeting of Shareholders, to be filed with the SEC, is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the caption "Matters To Be Voted On - Proposal 2 - Ratification of Appointment of Our Registered Independent Public Accounting Firm," "Board of Directors - Board Committees - Audit Committee" and "Audit Matters - Fees and Services" in the Proxy Statement to be used in connection with the solicitation of proxies for the Company's 2025 Annual Meeting of Shareholders, to be filed with the SEC, is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1.   Financial statements:

    (a)   Ameris Bancorp and Subsidiaries:

       (i)   Consolidated Balance Sheets – December 31, 2024 and 2023;

      (ii)   Consolidated Statements of Income – Years ended December 31, 2024, 2023 and 2022;

    (iii)   Consolidated Statements of Comprehensive Income – Years ended December 31, 2024, 2023 and 2022;

    (iv)   Consolidated Statements of Shareholders' Equity – Years ended December 31, 2024, 2023 and 2022;

    (v)   Consolidated Statements of Cash Flows – Years ended December 31, 2024, 2023 and 2022; and

    (vi)   Notes to Consolidated Financial Statements.

    (b)   Ameris Bancorp (parent company only):

      Parent company only financial information has been included in Note 21 of the Notes to Consolidated Financial Statements.

2.   Financial statement schedules:

    All schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

3.   A list of the Exhibits required by Item 601 of Regulation S-K to be filed as a part of this Annual Report is shown on the "Exhibit Index" filed herewith.

4.   Ameris Bancorp and certain of its consolidated subsidiaries are parties to long-term debt instruments with respect to trust preferred securities under which the total amount of securities authorized does not exceed 10% of the total assets of Ameris Bancorp and its subsidiaries on a consolidated basis. Pursuant to paragraph (b)(4)(iii)(A) of Item 601 of Regulation S-K, Ameris Bancorp agrees to furnish a copy of such instruments to the Securities and Exchange Commission upon request.

ITEM 16. FORM 10-K SUMMARY.

None.

Exhibit No.	Description
3.1	Restated Articles of Incorporation of Ameris Bancorp (incorporated by reference to Exhibit 3.1 to Ameris Bancorp's Annual Report on Form 10-K filed with the SEC on February 28, 2023).
3.2	Bylaws of Ameris Bancorp, as amended and restated through February 23, 2023 (incorporated by reference to Exhibit 3.2 to Ameris Bancorp's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2023).
4.1	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.2	Subordinated Debt Indenture dated as of March 13, 2017 by and between Ameris Bancorp and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.1 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on March 13, 2017).
4.3	First Supplemental Indenture, dated as of March 13, 2017, by and between Ameris Bancorp and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.2 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on March 13, 2017).
4.4	Second Supplemental Indenture, dated as of December 6, 2019, by and between Ameris Bancorp and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.2 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on December 6, 2019).
4.5	Form of 5.75% Fixed-to-Floating Rate Subordinated Note due 2027 (included as Exhibit A to the First Supplemental Indenture filed as Exhibit 4.2 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on March 13, 2017).
4.6	Form of 4.25% Fixed-to-Floating Subordinated Notes due 2029 (incorporated by reference to Exhibit 4.3 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on December 6, 2019).
4.7	Form of Global Note representing Fixed/Floating Rate Subordinated Notes due 2030 (incorporated by reference to Exhibit 4.56 to Ameris Bancorp's Annual Report on Form 10-K filed with the SEC on March 9, 2020).
4.8	Third Supplemental Indenture, dated as of September 28, 2020, by and between Ameris Bancorp and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.2 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on September 28, 2020).
4.9	Form of 3.875% Fixed-to-Floating Subordinated Notes due 2030 (incorporated by reference to Exhibit 4.3 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on September 28, 2020).
10.1*	Supplemental Executive Retirement Agreement with Nicole S. Stokes, dated as of November 7, 2012 (incorporated by reference to Exhibit 10.13 to Ameris Bancorp's Annual Report on Form 10-K filed with the SEC on March 1, 2018).
10.2*	Ameris Bancorp 2014 Omnibus Equity Compensation Plan (incorporated by reference to Appendix A to Ameris Bancorp's Definitive Proxy Statement filed with the SEC on April 17, 2014).
10.3*	Form of Restricted Stock Grant Agreement (incorporated by reference to Exhibit 99.4 to Ameris Bancorp's Registration Statement on Form S-8 filed with the SEC on November 26, 2014).
10.4*	Form of Severance Protection and Restrictive Covenants Agreement for executive officers (incorporated by reference to Exhibit 10.1 to Ameris Bancorp's Form 10-Q filed with the SEC on May 10, 2019).
10.5*	Employment Agreement by and among Ameris Bancorp, Ameris Bank and H. Palmer Proctor, Jr. dated as of December 17, 2018 (incorporated by reference to Exhibit 10.2 to Ameris Bancorp's Form 10-Q filed with the SEC on August 9, 2019).

10.6*	Amendment to Employment Agreement by and among Ameris Bancorp, Ameris Bank and H. Palmer Proctor, Jr. dated as of June 30, 2019 (incorporated by reference to Exhibit 10.3 to Ameris Bancorp's Form 10-Q filed with the SEC on August 9, 2019).
10.7*	Supplemental Executive Retirement Agreement with Lawton E. Bassett, III, dated as of November 7, 2012 (incorporated by reference to Exhibit 10.16 to Ameris Bancorp's Form 10-K filed with the SEC on March 9, 2020).
10.8*	Form of Performance Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.17 to Ameris Bancorp's Form 10-K filed with the SEC on March 9, 2020).
10.9*	Supplemental Executive Retirement Agreement with James A. LaHaise, dated as of November 10, 2015 (incorporated by reference to Exhibit 10.15 to Ameris Bancorp's Form 10-K filed with the SEC on February 26, 2021).
10.10*	Ameris Bancorp 2021 Omnibus Equity Incentive Plan, as amended and restated through July 26, 2022 (incorporated by reference to Exhibit 10.1 to Ameris Bancorp's Form 10-Q filed with the SEC on August 5, 2022).
10.11*	Form of Restricted Share Award Agreement under the 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Ameris Bancorp's Form 10-Q filed with the SEC on August 9, 2021).
10.12*	Form of Restricted Share Unit Award Agreement under the 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Ameris Bancorp's Form 10-Q filed with the SEC on August 9, 2021).
10.13*	Form of Performance Unit Award Agreement under the 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Ameris Bancorp's Form 10-Q filed with the SEC on August 9, 2021).
10.14*	Summary of Director Compensation (incorporated by reference to Exhibit 10.1 to Ameris Bancorp's Form 10-Q filed with the SEC on August 8, 2023).
10.15*	Second Amendment to Employment Agreement by and among Ameris Bancorp, Ameris Bank and H. Palmer Proctor, Jr. dated as of November 6, 2024 (incorporated by reference to Exhibit 10.1 to Ameris Bancorp's Form 10-Q filed with the SEC on November 8, 2024).
10.16*	Form of Restricted Share Award Agreement (Employee Covenants) under the 2021 Omnibus Equity Incentive Plan.
19.1	Insider Trading Policy.
21.1	Schedule of Subsidiaries.
23.1	Consent of KPMG LLP.
31.1	Rule 13a-14(a)/15d-14(a) Certification by Chief Executive Officer.
31.2	Rule 13a-14(a)/15d-14(a) Certification by Chief Financial Officer.
32.1	Section 1350 Certification by Chief Executive Officer.
32.2	Section 1350 Certification by Chief Financial Officer.
97.1	Policy for the Recovery of Erroneously Awarded Compensation.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH   Inline XBRL Taxonomy Extension Schema Document.

101.CAL   Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF   Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB   Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE   Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104   Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

_____

* Management contract or a compensatory plan or arrangement.

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Ameris Bancorp and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework (2013)*. Based on this assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2024.

KPMG LLP, the Company's independent registered public accounting firm, has issued a report on the effectiveness of the Company's internal control over financial reporting. That report is included in this Annual Report on page F-5.

/s/ H. Palmer Proctor, Jr.	/s/ Nicole S. Stokes
H. Palmer Proctor, Jr.	Nicole S. Stokes
Chief Executive Officer	Corporate EVP and Chief Financial Officer
(principal executive officer)	(principal accounting and financial officer)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ameris Bancorp:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ameris Bancorp and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Quantitative component of the allowance for credit losses on loans evaluated on a collective basis

As discussed in Notes 1 and 3 to the consolidated financial statements, the Company's total allowance for credit losses on loans as of December 31, 2024 was $338.1 million, a portion of which related to the quantitative component of the allowance for credit losses on loans evaluated on a collective (pool) basis for the commercial and industrial, consumer, real estate - construction and development, real estate - commercial and farmland and real estate - residential loan segments (the quantitative collective ACL). The Company estimated the quantitative collective ACL utilizing a discounted cash flow (DCF) methodology applied to their loan pools segregated by similar risk characteristics. The Company's DCF methodology generates cash flow projections at the loan level wherein payment expectations are adjusted for estimated prepayment speeds, curtailments, time to recovery, probability of default (PD), and loss given default (LGD). The modeling of expected prepayment speeds and curtailment rates are based on historical internal data, and consider current conditions and reasonable and supportable forecasts of future economic conditions. The Company uses regression analysis of historical internal and peer loss data to determine suitable macroeconomic variables to utilize when modeling lifetime PD and LGD. This analysis also determines how expected PD and LGD will react to forecasted levels of the macroeconomic variables over a reasonable and supportable forecast period. At the end of the four-quarter reasonable and supportable forecast period, the Company reverts to a historical loss rate on a straight-line basis over four quarters. Management leverages economic projections comprising multiple weighted scenarios from an independent third party to inform its macroeconomic variable forecasts over the reasonable and supportable forecast period. A portion of the allowance for credit losses is comprised of qualitative factors for model limitations and risk uncertainty as well as for loan segment specific risks that cannot be addressed in the quantitative methods.

We identified the assessment of the quantitative collective ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the quantitative collective ACL due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the methodology, including the models used to estimate the PDs and LGDs as well as the selection and weighting of the economic projections and selection of macroeconomic variables. The assessment also included an evaluation of the conceptual soundness and performance of the PD and LGD models.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the quantitative collective ACL estimate, including controls over the:

- development of the quantitative collective ACL methodology

- continued use and appropriateness of changes to the PD and LGD models

- selection and weighting of the economic projections and selection of macroeconomic variables

- conceptual soundness and performance of PD and LGD models and

- analysis of the allowance for credit losses results, trends, and ratios.

We evaluated the Company's process to develop the quantitative collective ACL estimate by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

- evaluating the Company's quantitative collective ACL methodology for compliance with U.S. generally accepted accounting principles

- evaluating the selection of the economic projections, including weighting of the economic projections, and selection of macroeconomic variables used in the PD and LGD models by comparing them to relevant Company-specific metrics and trends and relevant industry practices and

- assessing the conceptual soundness and performance of the PD and LGD models by inspecting model documentation to determine whether the models are suitable for their intended use.

/s/ KPMG LLP

We have served as the Company's auditor since 2021.

Atlanta, Georgia
February 28, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ameris Bancorp:

Opinion on Internal Control Over Financial Reporting

We have audited Ameris Bancorp and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated February 28, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Atlanta, Georgia
February 28, 2025

AMERIS BANCORP AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2024 and 2023
(dollars in thousands, except per share data)

	2024	2023
Assets		
Cash and due from banks	$ 244,980	$ 230,470
Interest-bearing deposits in banks	975,397	936,834
Cash and cash equivalents	1,220,377	1,167,304
Debt securities available-for-sale, at fair value, net of allowance for credit losses of $69 and $69	1,671,260	1,402,944
Debt securities held-to-maturity, at amortized cost, net of allowance for credit losses of $0 and $0 (fair value of $144,028 and $122,731)	164,677	141,512
Other investments	66,298	71,794
Loans held for sale, at fair value	528,599	281,332
Loans, net of unearned income	20,739,906	20,269,303
Allowance for credit losses	(338,084)	(307,100)
Loans, net	20,401,822	19,962,203
Other real estate owned, net	2,433	6,199
Premises and equipment, net	209,460	216,435
Goodwill	1,015,646	1,015,646
Other intangible assets, net	70,761	87,949
Cash value of bank owned life insurance	408,574	395,778
Other assets	502,143	454,603
Total assets	$ 26,262,050	$ 25,203,699
Liabilities		
Deposits		
Noninterest-bearing	$ 6,498,293	$ 6,491,639
Interest-bearing	15,224,155	14,216,870
Total deposits	21,722,448	20,708,509
Other borrowings	291,788	509,586
Subordinated deferrable interest debentures, net	132,309	130,315
Other liabilities	363,983	428,542
Total liabilities	22,510,528	21,776,952
Commitments and Contingencies (Note 18)		
Shareholders' Equity		
Preferred stock, stated value $1,000; 5,000,000 shares authorized; 0 shares issued and outstanding	—	—
Common stock, par value $1; 200,000,000 shares authorized; 72,699,245 and 72,516,079 shares issued	72,699	72,516
Capital surplus	1,958,642	1,945,385
Retained earnings	1,853,428	1,539,957
Accumulated other comprehensive income (loss), net of tax	(30,119)	(35,939)
Treasury stock, at cost, 3,630,636 and 3,462,738 shares	(103,128)	(95,172)
Total shareholders' equity	3,751,522	3,426,747
Total liabilities and shareholders' equity	$ 26,262,050	$ 25,203,699

See notes to consolidated financial statements.

AMERIS BANCORP AND SUBSIDIARIES
Consolidated Statements of Income
Years Ended December 31, 2024, 2023 and 2022
(dollars in thousands, except per share data)

	2024	2023	2022
Interest income			
Interest and fees on loans	$ 1,265,522	$ 1,172,162	$ 834,969
Interest on taxable securities	61,518	59,002	34,656
Interest on nontaxable securities	1,338	1,335	1,176
Interest on deposits in other banks	49,906	47,936	23,008
Interest on federal funds sold	—	—	77
Total interest income	1,378,284	1,280,435	893,886
Interest expense			
Interest on deposits	484,673	356,017	56,105
Interest on other borrowings	44,421	89,374	36,755
Total interest expense	529,094	445,391	92,860
Net interest income	849,190	835,044	801,026
Provision for loan losses	69,841	153,515	52,610
Provision for unfunded commitments	(11,048)	(10,853)	19,226
Provision for other credit losses	—	(6)	(139)
Provision for credit losses	58,793	142,656	71,697
Net interest income after provision for credit losses	790,397	692,388	729,329
Noninterest income			
Service charges on deposit accounts	50,893	46,575	44,499
Mortgage banking activity	160,475	139,885	184,904
Other service charges, commissions and fees	4,758	4,401	3,875
Net gain (loss) on securities	12,304	(304)	203
Equipment finance activity	21,664	23,349	19,178
Other noninterest income	43,163	28,922	31,765
Total noninterest income	293,257	242,828	284,424
Noninterest expense			
Salaries and employee benefits	347,641	320,110	319,719
Occupancy and equipment	48,784	51,450	51,361
Advertising and marketing	12,612	11,638	12,032
Amortization of intangible assets	17,189	18,244	19,744
Data processing and communications expenses	59,699	53,486	49,228
Legal and other professional fees	16,737	17,726	16,439
Credit resolution-related expenses	2,487	80	29
Merger and conversion charges	—	—	1,212
FDIC insurance	15,499	26,940	8,063
Loan servicing expenses	36,157	35,283	36,835
Other noninterest expenses	50,989	43,324	45,993
Total noninterest expense	607,794	578,281	560,655
Income before income tax expense	475,860	356,935	453,098
Income tax expense	117,175	87,830	106,558
Net income	$ 358,685	$ 269,105	$ 346,540
Basic earnings per common share	$ 5.21	$ 3.90	$ 5.01
Diluted earnings per common share	$ 5.19	$ 3.89	$ 4.99
Weighted average common shares outstanding			
Basic	68,808,830	68,977,453	69,193,591
Diluted	69,061,832	69,104,158	69,419,721

See notes to consolidated financial statements.

AMERIS BANCORP AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2024, 2023 and 2022
(dollars in thousands)

	2024	2023	2022
Net income	$ 358,685	$ 269,105	$ 346,540
Other comprehensive income (loss)			
Net unrealized holding gains (losses) arising during period on investment securities available-for-sale, net of tax expense (benefit) of $1,937, $3,598 and ($16,507)	5,820	10,339	(62,097)
Reclassification adjustment for losses on investment securities included in earnings, net of tax of $0, $80 and $0	—	229	—
Total other comprehensive income (loss)	5,820	10,568	(62,097)
Comprehensive income	$ 364,505	$ 279,673	$ 284,443

See notes to consolidated financial statements.

AMERIS BANCORP AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2024, 2023 and 2022
(dollars in thousands, except per share data)

	Common Stock		Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Tax	Treasury Stock		Total Shareholders' Equity
	Shares	Amount				Shares	Amount	
Balance at beginning of period	72,017,126	$ 72,017	$1,924,813	$ 1,006,436	$ 15,590	2,407,898	$ (52,405)	$ 2,966,451
Issuance of restricted shares	165,687	166	1,175	—	—	—	—	1,341
Forfeitures of restricted shares	(14,889)	(15)	(128)	—	—	—	—	(143)
Exercise of stock options	95,803	96	2,703	—	—	—	—	2,799
Share-based compensation	—	—	6,648	—	—	—	—	6,648
Purchase of treasury shares	—	—	—	—	—	486,779	(22,421)	(22,421)
Net income	—	—	—	346,540	—	—	—	346,540
Dividends on common shares ($0.60 per share)	—	—	—	(41,718)	—	—	—	(41,718)
Other comprehensive income (loss) during the period	—	—	—	—	(62,097)	—	—	(62,097)
Balance at December 31, 2022	72,263,727	$ 72,264	$1,935,211	$ 1,311,258	$ (46,507)	2,894,677	$ (74,826)	$ 3,197,400
Issuance of restricted shares	133,430	133	(133)	—	—	—	—	—
Issuance of common shares pursuant to PSU agreements	105,005	105	(105)	—	—	—	—	—
Forfeitures of restricted shares	(2,083)	(2)	(30)	—	—	—	—	(32)
Proceeds from the exercise of stock options	16,000	16	460	—	—	—	—	476
Share-based compensation	—	—	9,982	—	—	—	—	9,982
Purchase of treasury shares	—	—	—	—	—	568,061	(20,346)	(20,346)
Net income	—	—	—	269,105	—	—	—	269,105
Dividends on common shares ($0.60 per share)	—	—	—	(41,683)	—	—	—	(41,683)
Cumulative effect of change in accounting for credit losses	—	—	—	1,277	—	—	—	1,277
Other comprehensive income (loss) during the period	—	—	—	—	10,568	—	—	10,568
Balance at December 31, 2023	72,516,079	$ 72,516	$1,945,385	$ 1,539,957	$ (35,939)	3,462,738	$ (95,172)	$ 3,426,747

AMERIS BANCORP AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity (Continued)
Years Ended December 31, 2024, 2023 and 2022
(dollars in thousands, except per share data)

	Common Stock					Treasury Stock		
	Shares	Amount	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Tax	Shares	Amount	Total Shareholders' Equity
Balance at January 1, 2024	72,516,079	$ 72,516	$1,945,385	$ 1,539,957	$ (35,939)	3,462,738	$ (95,172)	$ 3,426,747
Issuance of restricted shares	130,520	131	(131)	—	—	—	—	—
Issuance of common shares pursuant to PSU agreements	63,301	63	(63)	—	—	—	—	—
Forfeitures of restricted shares	(10,655)	(11)	(220)	—	—	—	—	(231)
Share-based compensation	—	—	13,671	—	—	—	—	13,671
Purchase of treasury shares	—	—	—	—	—	167,898	(7,956)	(7,956)
Net income	—	—	—	358,685	—	—	—	358,685
Dividends on common shares ($0.65 per share)	—	—	—	(45,214)	—	—	—	(45,214)
Other comprehensive income (loss) during the period	—	—	—	—	5,820	—	—	5,820
Balance at December 31, 2024	72,699,245	$ 72,699	$1,958,642	$ 1,853,428	$ (30,119)	3,630,636	$(103,128)	$ 3,751,522

See notes to consolidated financial statements.

AMERIS BANCORP AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2024, 2023 and 2022
(dollars in thousands)

	2024	2023	2022
Operating Activities			
Net income	$ 358,685	$ 269,105	$ 346,540
Adjustments to reconcile net income to net cash used in operating activities:			
Depreciation, amortization and accretion, net	36,798	34,570	40,987
Net (gains) losses on sale or disposal of premises and equipment	1,401	(1,658)	156
Net write-downs on premises and equipment	(121)	—	—
Provision for credit losses	58,793	142,656	71,697
Net write-downs and (gains) losses on sale of other real estate owned	532	(1,595)	(1,773)
Share-based compensation expense	13,440	9,950	6,706
Amortization of operating lease right of use assets	9,930	11,363	12,639
Provision for deferred taxes	(20,078)	(20,468)	(35,677)
Net (gain) loss on securities	(12,304)	304	(203)
Loan servicing asset impairment (recovery)	—	—	(21,824)
Originations of mortgage loans held for sale	(4,420,439)	(3,620,664)	(3,949,676)
Payments received on mortgage loans held for sale	20,479	15,269	23,324
Proceeds from sales of mortgage loans held for sale	4,179,314	3,695,259	4,493,742
Net (gains) losses on mortgage loans held for sale	(41,298)	2,072	93,133
Originations of SBA loans	(28,805)	(27,410)	(46,479)
Proceeds from sales of SBA loans	32,999	30,462	57,171
Net gains on sales of SBA loans	(4,194)	(1,557)	(5,552)
Increase in cash surrender value of bank owned life insurance	(12,298)	(8,777)	(7,305)
Gain on bank owned life insurance proceeds	(1,464)	(486)	(55)
Gain on sale of mortgage servicing rights	(10,494)	—	(1,356)
Loss (gain) on debt redemption	890	(1,148)	—
Increase in interest receivable	(747)	(9,662)	(20,125)
Increase (decrease) in interest payable	(11,176)	26,946	6,217
Increase in taxes payable	29,846	2,271	5,177
Change attributable to other operating activities	(25,496)	22,157	(4,991)
Net cash provided by operating activities	154,193	568,959	1,062,473

AMERIS BANCORP AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)
Years Ended December 31, 2024, 2023 and 2022
(dollars in thousands)

	2024	2023	2022
Investing Activities, net of effects of business combinations			
Purchases of securities available-for-sale	$ (693,401)	$ (30,548)	$ (1,172,323)
Purchases of securities held-to-maturity	(26,071)	(8,543)	(57,408)
Proceeds from prepayments and maturities of securities available-for-sale	434,711	142,082	186,849
Proceeds from prepayments and maturities of securities held-to-maturity	3,084	2,082	2,357
Proceeds from sale of securities available-for-sale	—	5,141	—
Net (increase) decrease in other investments	16,712	38,112	(63,959)
Net increase in loans	(610,502)	(485,459)	(3,345,287)
Purchase of loan pool	—	—	(472,266)
Proceeds from sale of mortgage servicing rights	82,328	—	119,845
Purchases of premises and equipment	(13,477)	(17,531)	(13,568)
Proceeds from sale of premises and equipment	250	3,925	46
Proceeds from sales of other real estate owned	14,625	10,655	5,086
Purchase of bank owned life insurance	(110,000)	—	(50,000)
Proceeds from bank owned life insurance	55,059	1,890	101
Net cash proceeds paid in acquisitions	—	—	(14,003)
Net cash used in investing activities	(846,682)	(338,194)	(4,874,530)
Financing Activities, net of effects of business combinations			
Net increase (decrease) in deposits	1,013,939	1,245,771	(202,815)
Net decrease in securities sold under agreements to repurchase	—	—	(5,845)
Proceeds from other borrowings	6,308,000	15,842,000	3,950,000
Repayment of other borrowings	(6,526,963)	(17,207,845)	(2,814,576)
Proceeds from exercise of stock options	—	476	2,799
Dividends paid - common stock	(41,460)	(41,649)	(41,610)
Purchase of treasury shares	(7,954)	(20,346)	(22,421)
Net cash provided by (used in) financing activities	745,562	(181,593)	865,532
Net increase (decrease) in cash, cash equivalents and restricted cash	53,073	49,172	(2,946,525)
Cash, cash equivalents and restricted cash at beginning of period	1,167,304	1,118,132	4,064,657
Cash, cash equivalents and restricted cash at end of period	$ 1,220,377	$ 1,167,304	$ 1,118,132
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year for:			
Interest	$ 540,270	$ 418,445	$ 86,643
Income taxes	$ 102,511	$ 101,328	$ 133,894
Loans transferred to other real estate owned	$ 11,391	$ 14,416	$ 346
Loans transferred from loans held for sale to loans held for investment	$ 14,677	$ —	$ 196,891
Loans provided for the sales of other real estate owned	$ —	$ —	$ 2,288
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 5,488	$ 2,827	$ 7,226
Assets acquired in business combination	$ —	$ —	$ 3,216
Liabilities assumed in business combination	$ —	$ —	$ (10,787)
Change in unrealized gain (loss) on securities available-for-sale, net of tax	$ 5,820	$ 10,568	$ (62,097)

See notes to consolidated financial statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Ameris Bancorp and subsidiaries (the "Company" or "Ameris") is a financial holding company headquartered in Atlanta, Georgia, and whose primary business is presently conducted by Ameris Bank, its wholly owned banking subsidiary (the "Bank"). Through the Bank, the Company operates a full service banking business and offers a broad range of retail and commercial banking services to its customers concentrated in select markets in Georgia, Alabama, Florida, North Carolina and South Carolina. The Bank also engages in mortgage banking activities, and, as such, originates, acquires, sells and services one-to-four family residential mortgage loans primarily in the Southeast. The Bank also originates, administers and services commercial insurance premium loans, equipment finance loans and SBA loans made to borrowers throughout the United States. The Company and the Bank are subject to the regulations of certain federal and state agencies and are periodically examined by those regulatory agencies.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Company and its subsidiaries. Variable Interest Entities for which the Company or its subsidiaries have been determined to be the primary beneficiary are also consolidated. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Acquisition Accounting

In accounting for business combinations, the Company uses the acquisition method of accounting in accordance with ASC 805, *Business Combinations*. Under the acquisition method of accounting, assets acquired, liabilities assumed and consideration exchanged are recorded at their respective acquisition date fair values. Any identifiable intangible assets that are acquired in a business combination are recognized at fair value on the acquisition date. Identifiable intangible assets are recognized separately if they arise from contractual or other legal rights or if they are separable (i.e., capable of being sold, transferred, licensed, rented or exchanged separately from the entity). If the consideration given exceeds the fair value of the net assets received, goodwill is recognized. Determining the fair value of assets and liabilities is a complicated process involving significant judgment regarding methods and assumptions used to calculate estimated fair values. Fair values are subject to refinement for up to one year after the closing date of the acquisition as additional information regarding the closing date fair values becomes available. In addition, management will assess and record the deferred tax assets and deferred tax liabilities resulting from differences in the carrying value of acquired assets and assumed liabilities for financial reporting purposes and their basis for income tax purposes, including acquired net operating loss carryforwards and other acquired assets with built-in losses that are expected to be settled or otherwise recovered in future periods where the realization of such benefits would be subject to applicable limitations under Section 382 of the Internal Revenue Code of 1986, as amended.

Purchased loans acquired in a business combination are recorded at estimated fair value on their purchase date. Loans which have experienced more-than-insignificant deterioration in credit quality since origination, as determined by the Company's assessment, are considered purchased credit deteriorated ("PCD") loans. At acquisition, expected credit losses for purchased loans with credit deterioration are initially recognized as an allowance for credit losses and are added to the purchase price to determine the amortized cost basis of the loans. Any non-credit discount or premium resulting from acquiring such loans is recognized as an adjustment to interest income over the remaining lives of the loans. Subsequent to the acquisition date, the change in the allowance for credit losses on PCD loans is recognized through provision for credit losses. The non-credit discount or premium is accreted or amortized, respectively, into interest income over the remaining life of the PCD loan on a level-yield basis. Purchased loans which do not meet the criteria to be classified as PCD loans are recorded at fair value as of the acquisition date and no allowance for credit losses is carried over from the seller. The resulting purchase discount or premium is accreted or amortized, respectively, into interest income over the remaining life of the non-PCD loan on a level-yield basis.

Transfer of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items in process of collection, amounts due from banks, interest-bearing deposits in banks, federal funds sold and restricted cash. There was no restricted cash held at either December 31, 2024 and 2023.

Investment Securities

The Company classifies its debt securities in one of three categories: (i) trading, (ii) held-to-maturity or (iii) available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All other debt securities are classified as available-for-sale.

Available-for-sale securities are carried at fair value. Unrealized holding gains and losses, net of the related deferred tax effect, on available-for-sale securities are excluded from earnings and are reported in other comprehensive income as a separate component of shareholders' equity until realized. Held-to-maturity securities are carried at amortized cost.

The amortization of premiums and accretion of discounts are recognized in interest income over the expected life of the securities, which may be shorter than the stated life of the security. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in earnings on the trade date. The Company has made a policy election to exclude accrued interest from the amortized cost basis of debt securities and report accrued interest in other assets in the consolidated balance sheets. A debt security is placed on nonaccrual status at the time any principal or interest payments become more than 90 days delinquent or if full collection of interest or principal becomes uncertain. Accrued interest for a security placed on nonaccrual is reversed against interest income. There was no accrued interest related to debt securities reversed against interest income for the years ended December 31, 2024, 2023 and 2022. Accrued interest receivable on debt securities totaled $10.2 million and $7.5 million as of December 31, 2024 and 2023, respectively.

The Company evaluates available-for-sale securities in an unrealized loss position to determine if credit-related impairment exists. The Company first evaluates whether it intends to sell or more likely than not will be required to sell an impaired security before recovering its amortized cost basis. If either criteria is met, the entire amount of unrealized loss is recognized in earnings with a corresponding adjustment to the security's amortized cost basis. If either of the above criteria is not met, the Company evaluates whether the decline in fair value is attributable to credit or resulted from other factors. If credit-related impairment exists, the Company recognizes an allowance for credit losses ("ACL"), limited to the amount by which the fair value is less than the amortized cost basis. Refer to Note 2 for additional information related to the ACL for available-for-sale securities. Any impairment not recognized through an ACL is recognized in other comprehensive income, net of tax, as a non credit-related impairment.

The Company uses a systematic methodology to determine its ACL for debt securities held-to-maturity considering the effects of past events, current conditions, and reasonable and supportable forecasts on the collectability of the portfolio. The ACL is a valuation account that is deducted from the amortized cost basis to present the net amount expected to be collected on the held-to-maturity portfolio. The Company monitors the held-to-maturity portfolio on a quarterly basis to determine whether a valuation account would need to be recorded. Refer to Note 2 for additional information related to the ACL for held-to-maturity securities.

Other Investments

Other investments include Federal Home Loan Bank ("FHLB") stock. These investments do not have readily determinable fair values due to restrictions placed on transferability and therefore are carried at cost. These investments are periodically evaluated for impairment based on ultimate recovery of par value or cost basis. Both cash and stock dividends are reported as income.

Also included in other investments are 28,805 Visa Class B-2 restricted shares owned by the Bank with a carrying value of approximately $121,000 as of December 31, 2024. These shares are transferable only under limited circumstances until they can be converted into the publicly traded Visa Class A common shares. This conversion will not occur until the settlement of certain litigation which will be indemnified by Visa members, including the Bank. Visa funded an escrow account from its initial public offering to settle these litigation claims. Should this escrow account be insufficient to cover these litigation claims, Visa is entitled to fund additional amounts to the escrow account by reducing each member bank's Visa Class B conversion ratio to unrestricted Visa Class A shares. As of December 31, 2024, the conversion ratio was 1.5430. On January 23, 2024, Visa's common stockholders approved amendments to the Visa's certificate of incorporation authorizing Visa to implement an exchange offer program that would have the effect of releasing transfer restrictions on portions of the Visa's class B common stock. The certificate of incorporation amendments automatically redenominate all shares of class B common stock as class B-1 common stock with no changes to the par value, conversion features, rights and privileges of the class B common stock. The amendments also authorized new classes of class B common stock that will only be issuable in connection with an exchange offer where a preceding class of B common stock was tendered in exchange and retired. During the second quarter of 2024, the Company participated in the exchange offer and exchanged all of its Class B-1 shares for a combination of Class B-2 and Class C shares in accordance with the terms of the exchange offer. The Company subsequently sold its Class C shares.

Loans Held for Sale

Mortgage and SBA loans held for sale are carried at the estimated fair value, as determined by outstanding commitments from third party investors in the secondary market. Adjustments to reflect unrealized gains and losses resulting from changes in fair value of mortgage loans held for sale and realized gains and losses upon ultimate sale of the mortgage loans held for sale are classified as mortgage banking activity in the consolidated statements of income. Adjustments to reflect unrealized gains and losses resulting from changes in fair value of SBA loans held for sale and realized gains and losses upon ultimate sale of the SBA loans held for sale are classified as other noninterest income in the consolidated statements of income.

Servicing Rights

When mortgage and SBA loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in mortgage banking activity or other noninterest income accordingly. Fair value is based on market prices for comparable servicing contracts, when available or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Servicing fee income, which is reported on the income statement in mortgage banking activity for serviced mortgage loans and other noninterest income for serviced SBA loans, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. The amortization of servicing rights is netted against loan servicing fee income.

Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into strata based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized for a particular stratum through a valuation allowance, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular stratum, a reduction of the valuation allowance may be recorded as an increase to income. Changes in valuation allowances related to servicing rights are reported in mortgage banking activity and other noninterest income on the income statement. Refer to Note 22 for additional information related to the valuation allowance on servicing rights. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Loans

Loans are reported at their outstanding principal balances less unearned income, net of deferred fees, origination costs and unaccreted or unamortized non-credit purchase discounts or premiums, respectively. Interest income is accrued on the outstanding principal balance. For all classes of loans, the accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to make payments as they become due, unless the loan is well secured and in the process of collection. Interest income on mortgage and commercial loans is generally discontinued and placed on nonaccrual status at the time the loan is 90 days delinquent. Mortgage loans and commercial loans are charged off to the extent principal or interest is deemed uncollectible. Consumer loans continue to accrue interest until they are charged off, generally between 90 and 120 days past due, unless the loan is in the process of collection. All interest accrued, but not collected for loans that are placed on nonaccrual or charged off, is reversed against interest income. Interest received on nonaccrual loans is applied against principal until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Credit Losses - Loans

Under the current expected credit loss model, the allowance for credit losses ("ACL") on loans is a valuation allowance estimated at each balance sheet date in accordance with GAAP that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans.

The Company estimates the ACL on loans based on the underlying loans' amortized cost basis, which is the amount at which the financing receivable is originated or acquired, adjusted for applicable accretion or amortization of premium, discount, and net deferred fees or costs, collection of cash, and charge-offs. In the event that collection of principal becomes uncertain, the Company has policies in place to reverse accrued interest in a timely manner. Therefore, the Company has made a policy election to exclude accrued interest from the measurement of ACL. Accrued interest receivable on loans is reported in other assets on the consolidated balance sheets and totaled $77.3 million and $79.2 million at December 31, 2024 and 2023, respectively.

Expected credit losses are reflected in the allowance for credit losses through a charge to provision for credit losses. The Company measures expected credit losses of loans on a collective (pool) basis, when the loans share similar risk characteristics. Depending on the nature of the pool of loans with similar risk characteristics, the Company estimates a quantitative component which currently uses the discounted cash flow ("DCF") method or the PD×LGD method which may be adjusted for qualitative factors as discussed further below.

The Company's methodologies for estimating the ACL consider available relevant information about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable forecasts. The methodologies apply historical loss information, adjusted for asset-specific characteristics, economic conditions at the measurement date, and forecasts about future economic conditions over a period that has been determined to be reasonable and supportable, to the identified pools of loans with similar risk characteristics for which the historical loss experience was observed. The Company's methodologies revert back to historical loss information on a straight-line basis over four quarters when it can no longer develop reasonable and supportable forecasts.

The Company has identified the following pools of loans with similar risk characteristics for measuring expected credit losses:

Commercial and industrial - These loans and leases include both secured and unsecured borrowings for working capital, expansion, crop production, equipment finance and other business purposes. Commercial and industrial loans also include certain U.S. Small Business Administration ("SBA") loans, including loans outstanding under the SBA's Paycheck Protection Program. Short-term working capital loans are secured by non-real estate collateral such as accounts receivable, crops, inventory and equipment. The Bank evaluates the financial strength, cash flow, management, credit history of the borrower and the quality of the collateral securing the loan. The Bank often requires personal guarantees and secondary sources of repayment on commercial and industrial loans.

Consumer - These loans include home improvement loans, automobile loans, boat and recreational vehicle financing, personal lines of credit, and both secured and unsecured personal loans. Consumer loans carry greater risks than other loans, as the collateral can consist of rapidly depreciating assets such as automobiles and equipment that may not provide an adequate source of repayment of the loan in the case of default.

Mortgage warehouse - Mortgage warehouse facilities are provided to unaffiliated mortgage origination companies and are collateralized by one-to-four family residential loans or mortgage servicing rights. The originator closes new mortgage loans with the intent to sell these loans to third party investors for a profit. The Bank provides funding to the mortgage companies for the period between the origination and their sale of the loan. The Bank has a policy that requires that it separately validate that each residential mortgage loan was underwritten consistent with the underwriting requirements of the final investor or market standards prior to advancing funds. The Bank is repaid with the proceeds received from sale of the mortgage loan to the final investor.

Municipal - Municipal loans consists of loans made to counties, municipalities and political subdivisions. The source of repayment for these loans is either general revenue of the municipality or revenues of the project being financed by the loan. These loans may be secured by real estate, machinery, equipment or assignment of certain revenues.

Premium Finance - Premium finance provides loans for the acquisition of certain commercial insurance policies. Repayment of these loans is dependent on the cash flow of the insured which can be affected by changes in economic conditions. The Bank has procedures in place to cancel the insurance policy after default by the borrower to minimize the risk of loss.

Real Estate - Construction and Development - Construction and development loans include loans for the development of residential neighborhoods, one-to-four family home residential construction loans to builders and consumers, and commercial real estate construction loans, primarily for owner-occupied and investment properties. The Company limits its construction lending risk through adherence to established underwriting procedures.

Real Estate - Commercial and Farmland - Commercial real estate loans include loans secured by owner-occupied commercial buildings for office, storage, retail, farmland and warehouse space. They also include non-owner occupied commercial buildings such as leased retail and office space. Lodging (hotel / motel) loans are a subsegment of commercial real estate loans. Commercial real estate loans may be larger in size and may involve a greater degree of risk than one-to-four family residential mortgage loans. Payments on such loans are often dependent on successful operation or management of the properties.

Real Estate - Residential - The Company's residential loans include permanent mortgage financing and home equity lines of credit secured by residential properties located within the Bank's market areas. Residential real estate loans also include purchased loan pools secured by residential properties located outside the Bank's market area.

Discounted Cash Flow Method

The Company uses the discounted cash flow method to estimate expected credit losses for the commercial and industrial, consumer, real estate - construction and development, real estate - commercial and farmland and real estate - residential loan segments. For each of these loan segments, the Company generates cash flow projections at the loan level wherein payment expectations are adjusted for estimated prepayment speed, curtailments, time to recovery, probability of default, and loss given default. The modeling of expected prepayment speeds and curtailment rates are based on historical internal data. The prepayment speeds additionally utilize a forward-looking third-party prepayment model, which considers current conditions and reasonable and supportable forecasts of future economic conditions.

The Company uses regression analysis of historical internal and peer loss data to determine suitable macroeconomic variables to utilize when modeling lifetime probability of default and loss given default. This analysis also determines how expected probability of default and loss given default will react to forecasted levels of the macroeconomic variables over a reasonable and supportable forecast period. For all loan pools utilizing the DCF method, the Company uses a combination of national and regional data including gross domestic product, commercial real estate price indices, home price indices, unemployment rates, retail sales, and rental vacancy rates depending on the nature of the underlying loan pool and how well that macroeconomic variable correlates to expected future losses.

For all DCF models, management has determined that four quarters represents a reasonable and supportable forecast period and reverts back to a historical loss rate over four quarters on a straight-line basis. Management leverages economic projections comprising multiple weighted scenarios from a reputable and independent third party to inform its macroeconomic variable forecasts over the four-quarter forecast period.

The combination of adjustments for credit expectations (default and loss) and timing expectations (prepayment, curtailment, and time to recovery) produces an expected cash flow stream at the loan level. Loan effective yield is calculated, net of the impacts of prepayment assumptions, and the loan expected cash flows are then discounted at that effective yield to produce a loan-level net present value of expected cash flows ("NPV"). An ACL is established for the difference between the loan's NPV and amortized cost basis.

PD×LGD Method

The Company uses the PD×LGD method to estimate expected credit losses ("EL") for the municipal and premium finance loan segments. Under the PD×LGD method, the loss rate is a function of two components: (1) the lifetime default rate ("PD"); and (2) the loss given default ("LGD"). For the premium finance loan segment, calculations of lifetime default rates and corresponding loss given default rates of static pools are performed. The PD×LGD method uses the default rates and loss given default rates of different static pools to quantify the relationship between those rates and the credit mix of the pools and applies that relationship on a going forward basis. The Company has not incurred any historical defaults or charge offs in its municipal portfolio. Therefore, in lieu of historical loss rates, the Company applies historical benchmarking PD and LGD ratios provided by a reputable and independent third party to the current municipal loan balance.

Qualitative Factors

The Company uses qualitative factors for model limitations and risk uncertainty as well as for loan segment specific risks that cannot be addressed in the quantitative methods. Credit losses on the Mortgage Warehouse segment is determined solely using qualitative factors as the Company has not experienced historical charge offs in this pool. All qualitative factor reserves needed are approved by the Allowance Committee quarterly. Sources for quantitative metrics for qualitative factor adjustments include, but are not limited to, third-party economic and forecast analysis, default rate & loss studies, academic studies, historical loss rate benchmarking (internal & external) and statistical modeling and adjustments.

Individually Evaluated Assets

Loans that do not share risk characteristics are evaluated on an individual basis. For collateral dependent loans where the Company has determined that foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and the Company expects repayment of the loan to be provided substantially through the operation or sale of the collateral, the ACL is measured based on the difference between the fair value of the collateral and the amortized cost basis of the loan as of the measurement date. When repayment is expected to be from the operation of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the loan exceeds the present value of expected cash flows from the operation of the collateral. The Company may, in the alternative, measure the expected credit loss as the amount by which the amortized cost basis of the loan exceeds the estimated fair value of the collateral. When repayment is expected to be from the sale of the collateral, expected credit losses are calculated as the amount by which the amortized costs basis of the loan exceeds the fair value of the underlying collateral less estimated cost to sell. The ACL may be zero if the fair value of the collateral at the measurement date exceeds the amortized cost basis of the loan.

The Company's estimate of the ACL reflects losses expected over the remaining contractual life of the loans. The contractual term does not consider extensions, renewals or modifications unless the Company has identified an expected modification.

The Company periodically provides modifications to borrowers experiencing financial difficulty. These modifications include either payment deferrals, term extensions, interest rate reductions, principal forgiveness or combinations of modification types. The determination of whether the borrower is experiencing financial difficulty is made on the date of the modification. When principal forgiveness is provided, the amount of principal forgiveness is charged off against the allowance for credit losses with a corresponding reduction in the amortized cost basis of the loan. Modifications are evaluated to determine if the restructuring results in more than a minor modification, considered to be a change in present value of remaining cash flows under the original instrument and under the modified terms. If the modification is determined to be more than minor, the modification is booked as a new loan and any existing deferred fees or costs are recognized immediately. Otherwise, the modification is booked as a continuation of the existing loan.

Charge-offs and Recoveries

Loan losses are charged against the allowance when management believes the collection of a loan's principal is unlikely. Subsequent recoveries are credited to the allowance. Consumer loans are charged-off in accordance with the Federal Financial Institutions Examination Council's ("FFIEC") Uniform Retail Credit Classification and Account Management Policy. Commercial loans are charged-off when they are deemed uncollectible, which usually involves a triggering event within the collection effort. If the loan is collateral dependent, the loss is more easily identified and is charged-off when it is identified, usually based upon receipt of an appraisal. However, when a loan has guarantor support, and the guarantor demonstrates willingness and capacity to support the debt, the Company may carry the estimated loss as a reserve against the loan while collection efforts with the guarantor are pursued. If, after collection efforts with the guarantor are complete, the deficiency is still considered uncollectible, the loss is charged-off and any further collections are treated as recoveries. In all situations, when a loan is downgraded to a risk rating of Loss, the uncollectible portion is charged-off.

Loan Commitments and Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit issued to meet customer financing needs. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for off-balance sheet loan commitments is represented by the contractual amount of those instruments. Such financial instruments are recorded when they are funded.

The Company records an allowance for credit losses on off-balance sheet credit exposures, unless the commitments to extend credit are unconditionally cancelable, through a charge to provision for unfunded commitments in the Company's consolidated statements of income. The ACL on off-balance sheet credit exposures is estimated by loan segment at each balance sheet date under the current expected credit loss model using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur as well as any third-party guarantees and is included in other liabilities on the Company's consolidated balance sheets.

Premises and Equipment

Land is carried at cost. Other premises and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. In general, estimated lives for buildings are up to 40 years, furniture and equipment useful lives range from three to 20 years and the lives of software and computer related equipment range from three to five years. Leasehold improvements are amortized over the life of the related lease, or the related assets, whichever is shorter. Expenditures for major improvements of the Company's premises and equipment are capitalized and depreciated over their estimated useful lives. Minor repairs, maintenance and improvements are charged to operations as incurred. When assets are sold or disposed of, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in earnings.

Leases

The Company has entered into various operating leases for certain branch locations, ATM locations, loan production offices, and corporate support services locations. Generally, these leases have initial lease terms of 13 years or less. Many of the leases have one or more lease renewal options. The exercise of lease renewal options is at our sole discretion. The Company does not consider exercise of any lease renewal options reasonably certain. Certain of our lease agreements contain early termination options. No renewal options or early termination options have been included in the calculation of the operating right-of-use assets or operating lease liabilities. Certain of our lease agreements provide for periodic adjustments to rental payments for inflation. At the commencement date of the lease, the Company recognizes a lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease or the Company's incremental borrowing rate. As the majority of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate at the commencement date in determining the present value of lease payments. The incremental borrowing rate is based on the term of the lease. Incremental borrowing rates on January 1, 2019 were used for operating leases that commenced prior to that date. At the commencement date, the company also recognizes a right-of-use asset measured at (i) the initial measurement of the lease liability; (ii) any lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) any initial direct costs incurred by the lessee. Leases with an initial term of 12 months or less are not recorded on the balance sheet. For these short-term leases, lease expense is recognized on a straight-line basis over the lease term. At December 31, 2024, the Company had no leases classified as finance leases. The Company rents or subleases certain real estate to third parties. The Company's sublease portfolio consists of operating leases of former branch locations or excess space in branch or corporate facilities.

Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of the net assets purchased in business combinations. Goodwill is required to be tested annually for impairment or whenever events occur that may indicate that the recoverability of the carrying amount is not probable. In the event of an impairment, the amount by which the carrying amount exceeds the fair value is charged to earnings. The Company performs its annual impairment testing of goodwill in the fourth quarter of each year. Refer to Note 5 for additional information related to goodwill.

Intangible assets include core deposit premiums from various past bank acquisitions as well as intangible assets recorded in connection with certain non-bank acquisitions for referral relationships, trade names, non-compete agreements and patent assets. Intangible assets are initially recognized based on a valuation performed as of the acquisition date.

Core deposit premiums acquired in various past bank acquisitions are based on the established value of acquired customer deposits. The core deposit premium is amortized over an estimated useful life of seven to ten years.

The referral relationship intangibles are amortized over an estimated useful life of eight to ten years. Trade name intangible assets are being amortized over an estimated useful life of five to seven years. Non-compete agreement and patent intangible assets are being amortized over estimated useful lives of three years and ten years, respectively.

Amortization periods for intangible assets are reviewed annually in connection with the annual impairment testing of goodwill.

Cash Value of Bank Owned Life Insurance

The Company has purchased life insurance policies on certain officers. The life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Other Real Estate Owned

Foreclosed assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at fair value less estimated cost to sell. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for credit losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs of improvements are capitalized up to the fair value of the property, whereas costs relating to holding foreclosed assets and subsequent adjustments to the value are charged to operations in credit resolution-related expenses in the consolidated statements of income.

Income Taxes

Deferred income tax assets and liabilities are the expected future tax amounts for temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies.

The Company evaluates income tax positions using the recognition and cumulative probability measurement thresholds. The Company includes the current and deferred tax effects of its tax positions in the financial statements only when it is more likely than not that the position would be sustained based on their technical merits. For positions that meet that recognition threshold, the Company utilizes the cumulative probability measurement and records the largest amount, considering possible settlement outcomes, that is greater than 50% likely of realization upon settlement with the taxing authorities. In determining whether it is more likely than not that a tax position will be sustained based on its technical merits as of the reporting date, the Company assumes the taxing authority will examine the position and have full knowledge of all relevant information.

The Company recognizes interest and penalties related to income tax matters in other noninterest expenses.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Share-Based Compensation

The Company accounts for its stock compensation plans using a fair value based method whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. The Company recorded approximately $13.4 million, $10.0 million, and $6.7 million of share-based compensation cost for the years ended December 31, 2024, 2023 and 2022, respectively. The Company recognizes forfeitures as they occur.

Treasury Stock

The Company's repurchases of shares of its common stock are recorded at cost as treasury stock and result in a reduction of shareholders' equity.

Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding and the effect of the issuance of potential common shares that are dilutive. Potential common shares consist of stock options, restricted shares and performance stock units for the years ended December 31, 2024, 2023 and 2022, and are determined using the treasury stock method. The Company has determined that certain of its outstanding non-vested stock awards are participating securities, since all dividends on these awards are paid similar to other dividends. The difference between earnings per share calculated under the treasury method versus under the two class method which is required when participating securities exist is immaterial. All remaining participating securities vested during the first quarter of 2024.

Presented below is a summary of the components used to calculate basic and diluted earnings per share.

(dollars in thousands)	Years Ended December 31,		
	2024	2023	2022
Net income available to common shareholders	$ 358,685	$ 269,105	$ 346,540
Weighted average number of common shares outstanding	68,808,830	68,977,453	69,193,591
Effect of dilutive stock options	—	45	17,276
Effect of dilutive restricted stock awards	128,611	62,534	79,536
Effect of performance stock units	124,391	64,126	129,318
Weighted average number of common shares outstanding used to calculate diluted earnings per share	69,061,832	69,104,158	69,419,721

For the year ended December 31, 2024 there were 4,170 anti-dilutive securities excluded from the computation of earnings per share. For the years ended December 31, 2023 and 2022, there were no anti-dilutive securities excluded from the computation of earnings per share.

Derivative Instruments and Hedging Activities

The goal of the Company's interest rate risk management process is to minimize the volatility in its mortgage lending activities and to facilitate the needs of its customers. Derivative instruments are used to hedge certain assets or liabilities as a part of this process. The Company is required to recognize certain contracts and commitments as derivatives when the characteristics of those contracts and commitments meet the definition of a derivative. All derivative instruments are required to be carried at fair value on the balance sheet.

Mortgage Banking Derivatives

The Company maintains a risk management program to manage interest rate risk and pricing risk associated with its mortgage lending activities. Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of these mortgage loans are accounted for as free standing derivatives. The fair value of the interest rate lock is recorded at the time the commitment to fund the mortgage loan is executed and is adjusted for the expected exercise of the commitment before the loan is funded. In order to hedge the change in interest rates resulting from its commitments to fund the loans, the Company enters into forward commitments for the future delivery of mortgage loans when interest rate locks are entered into. Fair values of these mortgage derivatives are estimated based on changes in mortgage interest rates from the date the interest on the loan is locked. Changes in the fair values of these derivatives are included in mortgage banking activity in the Company's consolidated statement of income.

Customer Derivatives

The Company also enters into interest rate derivative agreements to facilitate the risk management strategies of certain clients. The Company mitigates this risk by entering into equal and offsetting interest rate swap agreements with highly rated third-party financial institutions. The interest rate derivative agreements are free-standing derivatives and are recorded at fair value with any unrealized gain or loss recorded in other noninterest income in the Company's consolidated statements of income. These instruments, and their offsetting positions, are recorded in other assets and other liabilities on the consolidated balance sheets.

Risk Participation Agreements

The Company also may enter into risk participation agreements with a financial institution counterparty for an interest rate derivative contract related to a loan in which the Company may be a participant or the agent bank. The risk participation agreement provides credit protection to the agent bank should the borrower fail to perform on its interest rate derivative contracts with the agent bank. The Company manages its credit risk on risk participation agreements by monitoring the creditworthiness of the borrower, which follows the same credit review process as derivative instruments entered into directly with the borrower. The notional amount of a risk participation agreement reflects the Company's pro rata share of the derivative instrument, consistent with its share of the related participated loan. Changes in the fair value of the risk participation agreement are recognized in other noninterest income in the Company's consolidated statement of income.

Revenue Recognition

With the exception of gains/losses on the sale of OREO discussed below, revenue from contracts with customers ("ASC 606 Revenue") is recorded in the service charges on deposit accounts category, the other service charges, commissions and fees category and the other noninterest income category in the Company's consolidated statements of income as part of noninterest income. Substantially all ASC 606 Revenue is recorded in the Banking Division.

Debit Card Interchange Fees - The Company earns debit card interchange fees from debit cardholder transactions conducted through various payment networks. Interchange fees from debit cardholders transactions represent a percentage of the underlying transaction amount and are recognized daily, concurrently with the transaction processing services provided to the debit cardholder.

Overdraft Fees - Overdraft fees are recognized at the point in time that the overdraft occurs.

Other Service Charges on Deposit Accounts - Other service charges on deposit accounts include both transaction-based fees and account maintenance fees. Transaction based fees, which include wire transfer fees, stop payment charges, statement rendering, and automated clearing house ("ACH") fees, are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation.

ATM Fees - Transaction-based ATM usage fees are recognized at the time the transaction is executed as that is the point at which the Company satisfies the performance obligation.

Gains on the Sale of OREO - The net gains and losses on sales of OREO are recorded in credit resolution-related expenses in the Company's consolidated statement of income. The Company records a gain or loss from the sale of OREO when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of OREO to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the OREO asset is derecognized and the gain on sale is recorded upon the transfer of control of the property to the buyer. The Company does not provide financing for the sale of OREO unless these criteria are met and the OREO can be derecognized.

Trust and Wealth Management - Trust and wealth management income is primarily comprised of fees earned from personal trust administration, estate settlement, investment management, employee benefit plan administration, custody, United States tax code sections 1031/1033 exchanges ("Sections 1031/1033 exchanges") and escrow accounts. Personal trust administration, investment management, employee benefit plan administration and custody fees are generally earned/accrued monthly with billings typically done monthly, and are based on the assets/trust under management or administration and services with certain annual minimum fees provided as outlined in the applicable fee schedule. Sections 1031/1033 exchanges and escrow accounts fees are based on a contractual agreement. The Company's fiduciary obligations are generally satisfied over time and the resulting fees are recognized monthly, based upon the monthly average market value of the assets under management and the applicable fee rate. Payment is typically received in the following month. The Company does not earn performance-based incentives. The Company exited this business at the end of 2022.

Comprehensive Income

The Company's comprehensive income consists of net income and changes in the net unrealized holding gains and losses of securities available-for-sale. These amounts are carried in accumulated other comprehensive income (loss) on the consolidated statements of comprehensive income and are presented net of taxes.

Fair Value Measures

Fair values of assets and liabilities are estimated using relevant market information and other assumptions, as more fully disclosed in Note 16. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular assets and liabilities. Changes in assumptions or in market conditions could significantly affect these estimates.

Operating Segments

The Company has four reportable segments, the Banking Division, the Retail Mortgage Division, the Warehouse Lending Division and the Premium Finance Division. The Banking Division derives its revenues from the delivery of full service financial services to include commercial loans, consumer loans and deposit accounts. The Retail Mortgage Division derives its revenues from the origination, sales and servicing of one-to-four family residential mortgage loans. The Warehouse Lending Division derives its revenues from the origination and servicing of warehouse lines to other businesses that are secured by underlying one-to-four family residential mortgage loans and residential mortgage servicing rights. The Premium Finance Division derives its revenues from the origination and servicing of commercial insurance premium finance loans.

The Banking, Retail Mortgage, Warehouse Lending and Premium Finance Divisions are managed as separate business units because of the different products and services they provide. The Company evaluates performance and allocates resources based on profit or loss from operations. There are no material intersegment sales or transfers.

Accounting Standards Adopted in 2024

ASU 2023-02 - Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method ("ASU 2023-02"). ASU 2023-02 allows entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credit. Previously, this method was only available for qualifying tax equity investments in low-income housing tax credit structures. The Company adopted ASU 2023-02 on January 1, 2024 and adoption did not have a significant impact on the Company's financial position or results of operations.

ASU No. 2023-07 – Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"). ASU 2023-07 enhances segment disclosures by requiring inclusion of significant segment expenses, disclosure of the amount and composition of other segment items, inclusion of previously annual disclosures in interim periods and identification of the position and title of the chief operating decision maker. ASU 2023-07 is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this standard effective January 1, 2024 and adoption did not have a significant impact on the Company's financial position or results of operations. The adoption enhanced disclosures of reporting segments beginning with the Company's Annual Report on this Form 10-K and is applied on a retrospective basis.

Accounting Standards Pending Adoption

ASU No. 2023-09 - Income Taxes (Topic 740): *Improvements to Income Tax Disclosures ("ASU 2023-09")*. ASU No. 2023-09 provides for enhanced income tax disclosures by, among other things, requiring specific breakout of certain categories in the reconciliation of statutory income tax rate to effective rate, establishing a quantitative threshold for further breakout of reconciling items exceeding the threshold and not already required to be separately disclosed, requiring a qualitative description of the state and local jurisdictions making up the majority (greater than 50%) of the effect of state and local income taxes category, and provide further disaggregation of income taxes paid (net of refunds received) by jurisdiction. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the guidance and it is not expected to have a significant impact on the Company's financial position or results of operations but will increase disclosures of income taxes.

ASU No. 2024-03 - Income Statement - Reporting Comprehensive Income (Topic 220): *Expense Disaggregation Disclosures ("ASU 2024-03")*. ASU No. 2024-03 requires additional disclosure of certain expense captions presented on the face of the Company's income statement. ASU 2024-03 is effective for the Company's annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, and should be applied either on a prospective or retrospective basis, with early adoption permitted. The Company is currently evaluating the effect that adoption of ASU 2024-03 will have on its disclosures.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform with the current year presentations.

NOTE 2. INVESTMENT SECURITIES

The amortized cost and estimated fair value of securities available-for-sale along with allowance for credit losses, gross unrealized gains and losses are summarized as follows:

(dollars in thousands) Securities available-for-sale	Amortized Cost	Allowance for Credit Losses	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2024					
U.S. Treasuries	$ 800,860	$ —	$ 669	$ (5,065)	$ 796,464
U.S. government-sponsored agencies	1,010	—	—	(16)	994
State, county and municipal securities	25,802	—	8	(1,070)	24,740
Corporate debt securities	10,946	(69)	—	(594)	10,283
SBA pool securities	72,036	—	—	(1,554)	70,482
Mortgage-backed securities	797,542	—	1,494	(30,739)	768,297
Total debt securities available-for-sale	$ 1,708,196	$ (69)	$ 2,171	$ (39,038)	$ 1,671,260
December 31, 2023					
U.S. Treasuries	$ 732,636	$ —	$ 34	$ (11,793)	$ 720,877
U.S. government-sponsored agencies	1,023	—	—	(38)	985
State, county and municipal securities	28,986	—	9	(944)	28,051
Corporate debt securities	10,946	(69)	—	(850)	10,027
SBA pool securities	53,033	—	2	(1,519)	51,516
Mortgage-backed securities	621,013	—	67	(29,592)	591,488
Total debt securities available-for-sale	$ 1,447,637	$ (69)	$ 112	$ (44,736)	$ 1,402,944

The amortized cost and estimated fair value of securities held-to-maturity along with gross unrealized gains and losses are summarized as follows:

(dollars in thousands) Securities held-to-maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2024				
State, county and municipal securities	$ 33,623	$ —	$ (6,214)	$ 27,409
Mortgage-backed securities	131,054	80	(14,515)	116,619
Total debt securities held-to-maturity	$ 164,677	$ 80	$ (20,729)	$ 144,028
December 31, 2023				
State, county and municipal securities	$ 31,905	$ —	$ (5,051)	$ 26,854
Mortgage-backed securities	109,607	—	(13,730)	95,877
Total debt securities held-to-maturity	$ 141,512	$ —	$ (18,781)	$ 122,731

The amortized cost and estimated fair value of debt securities available-for-sale and held-to-maturity as of December 31, 2024, by contractual maturity are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without penalty. Therefore, these securities are not included in the maturity categories in the following maturity summary.

	Available-for-Sale		Held-to-Maturity	
(dollars in thousands)	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 309,442	$ 307,875	$ —	$ —
Due from one year to five years	474,765	471,711	—	—
Due from five to ten years	115,347	113,511	—	—
Due after ten years	11,100	9,866	33,623	27,409
Mortgage-backed securities	797,542	768,297	131,054	116,619
	$ 1,708,196	$ 1,671,260	$ 164,677	$ 144,028

Securities with a carrying value of approximately $449.2 million and $532.6 million at December 31, 2024 and 2023, respectively, serve as collateral to secure public deposits and for other purposes required or permitted by law.

The following table shows the gross unrealized losses and estimated fair value of available-for-sale securities aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2024 and 2023.

	Less Than 12 Months		12 Months or More		Total	
(dollars in thousands) Securities available-for-sale	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
December 31, 2024						
U.S. Treasuries	$ 272,564	$ (1,376)	$ 353,787	$ (3,689)	$ 626,351	$ (5,065)
U.S. government-sponsored agencies	—	—	994	(16)	994	(16)
State, county and municipal securities	3,953	(17)	15,940	(1,053)	19,893	(1,070)
Corporate debt securities	383	(13)	8,400	(581)	8,783	(594)
SBA pool securities	52,850	(322)	17,491	(1,232)	70,341	(1,554)
Mortgage-backed securities	177,438	(1,968)	481,617	(28,771)	659,055	(30,739)
Total debt securities	$ 507,188	$ (3,696)	$ 878,229	$ (35,342)	$ 1,385,417	$ (39,038)
December 31, 2023						
U.S. Treasuries	$ 159,667	$ (827)	$ 537,313	$ (10,966)	$ 696,980	$ (11,793)
U. S. government sponsored agencies	—	—	985	(38)	985	(38)
State, county and municipal securities	1,923	—	19,754	(944)	21,677	(944)
Corporate debt securities	500	—	8,527	(850)	9,027	(850)
SBA pool securities	42	—	21,267	(1,519)	21,309	(1,519)
Mortgage-backed securities	126	—	566,707	(29,592)	566,833	(29,592)
Total debt securities	$ 162,258	$ (827)	$ 1,154,553	$ (43,909)	$ 1,316,811	$ (44,736)

As of December 31, 2024, the Company's available-for-sale security portfolio consisted of 412 securities, 385 of which were in an unrealized loss position. At December 31, 2024, the Company held 304 mortgage-backed securities that were in an unrealized loss position. At December 31, 2024, the Company also held 33 SBA pool securities, 19 state, county and municipal securities, six corporate securities, 22 U.S. treasury securities and one U.S. government-sponsored agency security that were in an unrealized loss position.

The following table shows the gross unrealized losses and estimated fair value of held-to-maturity securities aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2024 and 2023:

(dollars in thousands) Securities held-to-maturity	Less Than 12 Months		12 Months or More		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
December 31, 2024						
State, county and municipal securities	$ 1,702	$ (49)	$ 25,707	$ (6,165)	$ 27,409	$ (6,214)
Mortgage-backed securities	22,710	(848)	79,366	(13,667)	102,076	(14,515)
Total debt securities held-to-maturity	$ 24,412	$ (897)	$ 105,073	$ (19,832)	$ 129,485	$ (20,729)
December 31, 2023						
State, county and municipal securities	$ —	$ —	$ 26,854	$ (5,051)	$ 26,854	$ (5,051)
Mortgage-backed securities	13,612	(227)	82,265	(13,503)	95,877	(13,730)
Total debt securities held-to-maturity	$ 13,612	$ (227)	$ 109,119	$ (18,554)	$ 122,731	$ (18,781)

As of December 31, 2024, the Company's held-to-maturity security portfolio consisted of 37 securities, 35 of which were in an unrealized loss position. At December 31, 2024, the Company held 27 mortgage-backed securities and eight state, county and municipal securities that were in an unrealized loss position.

At December 31, 2024 and 2023, all of the Company's mortgage-backed securities were obligations of government-sponsored agencies.

Management and the Company's Asset and Liability Committee (the "ALCO Committee") evaluates available-for-sale securities in an unrealized loss position on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation, to determine if credit-related impairment exists. Management first evaluates whether they intend to sell or more likely than not will be required to sell an impaired security before recovering its amortized cost basis. If either criteria is met, the entire amount of unrealized loss is recognized in earnings with a corresponding adjustment to the security's amortized cost basis. If either of the above criteria is not met, management evaluates whether the decline in fair value is attributable to credit or resulted from other factors. The Company does not intend to sell these investment securities at an unrealized loss position at December 31, 2024, and it is more likely than not that the Company will not be required to sell these securities prior to recovery or maturity. Based on the results of management's review, at December 31, 2024, management determined $69,000 was attributable to credit impairment and maintained the allowance for credit losses accordingly. The remaining $39.0 million in unrealized loss was determined to be from factors other than credit, primarily changes in market interest rates.

(dollars in thousands)	For the Years Ended December 31,		
	2024	2023	2022
Allowance for credit losses			
Beginning balance	$ 69	$ 75	$ —
Current-period provision for expected credit losses	—	(6)	75
Ending balance	$ 69	$ 69	$ 75

The Company's held-to-maturity securities have no expected credit losses and no related allowance for credit losses has been established.

The following table is a summary of sales activities in the Company's investment securities available for sale:

(dollars in thousands)	For the Years Ended December 31,		
	2024	2023	2022
Gross losses on sales of securities	$ —	$ (310)	$ —
Net realized losses on sales of securities available for sale	$ —	$ (310)	$ —
Sales proceeds	$ —	$ 5,141	$ —

Net gain on securities reported on the consolidated statements of income is comprised of the following:

(dollars in thousands)	For the Years Ended December 31,					
	2024		2023		2022	
Net realized losses on sales of securities available-for-sale	$	—	$	(310)	$	—
Unrealized holding gains (losses) on equity securities		(10)		6		(67)
Net realized gains on sales of other investments		12,314		—		270
Net gain (loss) on securities	$	12,304	$	(304)	$	203

NOTE 3. LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans

Loans are stated at amortized cost. Balances within the major loans receivable categories are presented in the following table.

(dollars in thousands)	December 31,			
	2024		2023	
Commercial and industrial	$	2,953,135	$	2,688,929
Consumer		221,735		275,809
Mortgage warehouse		965,053		818,728
Municipal		441,408		492,668
Premium finance		1,155,614		946,562
Real estate – construction and development		1,998,506		2,129,187
Real estate – commercial and farmland		8,445,958		8,059,754
Real estate – residential		4,558,497		4,857,666
	$	20,739,906	$	20,269,303

Nonaccrual and Past Due Loans

A loan is placed on nonaccrual status when, in management's judgment, the collection of the interest income appears doubtful. Past due loans are loans whose principal or interest is past due 30 days or more. In some cases, where borrowers are experiencing financial difficulties, loans may be modified to provide terms significantly different from the original contractual terms.

The following table presents an analysis of loans accounted for on a nonaccrual basis:

(dollars in thousands)	December 31,			
	2024		2023	
Commercial and industrial	$	11,875	$	8,059
Consumer		782		1,452
Real estate – construction and development		3,718		282
Real estate – commercial and farmland		11,960		11,295
Real estate – residential [1]		73,883		130,029
	$	102,218	$	151,117

[1] Included in real estate - residential were $12.0 million and $90.2 million of serviced GNMA-guaranteed nonaccrual loans at December 31, 2024 and 2023, respectively.

Interest income recognized on nonaccrual loans during the years ended December 31, 2024 and 2023 was not material.

The following table presents an analysis of nonaccrual loans with no related allowance for credit losses:

(dollars in thousands)	December 31, 2024	December 31, 2023
Commercial and industrial	$ 3,866	$ 2,049
Real estate – construction and development	2,624	—
Real estate – commercial and farmland	9,357	9,109
Real estate – residential	36,512	75,419
	$ 52,359	$ 86,577

The following tables present an analysis of past-due loans as of December 31, 2024 and 2023:

(dollars in thousands)	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Loans 90 or More Days Past Due	Total Loans Past Due	Current Loans	Total Loans	Loans 90 Days or More Past Due and Still Accruing
December 31, 2024							
Commercial and industrial	$ 12,300	$ 5,908	$ 12,849	$ 31,057	$ 2,922,078	$ 2,953,135	$ 5,159
Consumer	2,672	557	319	3,548	218,187	221,735	—
Mortgage warehouse	—	—	—	—	965,053	965,053	—
Municipal	—	—	—	—	441,408	441,408	—
Premium finance	15,068	6,315	12,485	33,868	1,121,746	1,155,614	12,485
Real estate – construction and development	23,102	461	3,786	27,349	1,971,157	1,998,506	89
Real estate – commercial and farmland	6,787	2,435	5,980	15,202	8,430,756	8,445,958	—
Real estate – residential	47,020	15,864	71,070	133,954	4,424,543	4,558,497	—
Total	$ 106,949	$ 31,540	$ 106,489	$ 244,978	$20,494,928	$20,739,906	$ 17,733

(dollars in thousands)	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Loans 90 or More Days Past Due	Total Loans Past Due	Current Loans	Total Loans	Loans 90 Days or More Past Due and Still Accruing
December 31, 2023							
Commercial and industrial	$ 11,023	$ 5,439	$ 9,733	$ 26,195	$ 2,662,734	$ 2,688,929	$ 5,310
Consumer	2,308	1,054	576	3,938	271,871	275,809	—
Mortgage warehouse	—	—	—	—	818,728	818,728	—
Municipal	—	—	—	—	492,668	492,668	—
Premium finance	12,379	6,832	11,678	30,889	915,673	946,562	11,678
Real estate – construction and development	2,094	—	282	2,376	2,126,811	2,129,187	—
Real estate – commercial and farmland	5,070	1,656	6,352	13,078	8,046,676	8,059,754	—
Real estate – residential	49,976	19,300	127,087	196,363	4,661,303	4,857,666	—
Total	$ 82,850	$ 34,281	$ 155,708	$ 272,839	$19,996,464	$20,269,303	$ 16,988

Collateral-Dependent Loans

Collateral-dependent loans are loans where repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty. If the Company determines that foreclosure is probable, these loans are written down to the lower of cost or collateral value less estimated costs to sell. When repayment is expected to be from the operation of the collateral, the allowance for credit losses is calculated as the amount by which the amortized cost basis of the financial asset exceeds the present value of expected cash flows from the operation of the collateral. The Company may, in the alternative, measure the allowance for credit loss as the amount by which the amortized cost basis of the financial asset exceeded the estimated fair value of the collateral. As of December 31, 2024 and 2023, there were $49.5 million and $40.4 million, respectively, of collateral-dependent loans which are primarily secured by real estate, equipment and receivables.

The following table presents an analysis of collateral-dependent financial assets and related allowance for credit losses:

(dollars in thousands)	December 31, 2024		December 31, 2023	
	Balance	Allowance for Credit Losses	Balance	Allowance for Credit Losses
Commercial and industrial	$ 9,451	$ 1,072	$ 5,889	$ 567
Premium finance	2,165	130	1,990	45
Real estate – construction and development	2,979	110	280	23
Real estate – commercial and farmland	10,882	149	11,114	108
Real estate – residential	23,983	2,302	21,102	2,654
	$ 49,460	$ 3,763	$ 40,375	$ 3,397

Credit Quality Indicators

The Company uses a five category risk grading system to assign a risk grade to each loan in the portfolio. The following is a description of the general characteristics of the grades:

Pass – These grades represent acceptable credit risk to the Company based on factors including creditworthiness of the borrower, current performance and nature of the collateral.

Other Assets Especially Mentioned ("Special Mention") – This grade includes loans that exhibit potential weaknesses that deserve management's close attention. If left uncorrected, these weaknesses may result in deterioration of the repayment prospects for the asset or in the Company's credit position at some future date.

Substandard – This grade represents loans which are inadequately protected by the current credit worthiness and paying capacity of the borrower or of the collateral pledged, if any. These assets exhibit a well-defined weakness or are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. These weaknesses may be characterized by past due performance, operating losses or questionable collateral values.

Doubtful – This grade includes loans which exhibit all of the characteristics of a substandard loan with the added provision that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable or improbable.

Loss – This grade is assigned to loans which are considered uncollectible and of such little value that their continuance as active assets of the Bank is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing it off.

The following table presents the loan portfolio's amortized cost by class of financing receivable, risk grade and year of origination (in thousands). Generally, current period renewals of credit are underwritten again at the point of renewal and considered current period originations for purposes of the table below. The Company had an immaterial amount of revolving loans which converted to term loans and the amortized cost basis of those loans is included in the applicable origination year. There were no loans risk graded doubtful or loss at December 31, 2024 and 2023.

As of December 31, 2024	Term Loans by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2024	2023	2022	2021	2020	Prior		
Commercial and Industrial								
Risk Grade:								
Pass	$ 919,301	$ 594,485	$ 523,513	$ 246,036	$ 72,397	$ 46,358	$ 512,778	$ 2,914,868
Special Mention	892	28	1,938	1,311	777	2,960	3,319	11,225
Substandard	885	2,214	4,384	7,222	655	4,555	7,127	27,042
Total commercial and industrial	$ 921,078	$ 596,727	$ 529,835	$ 254,569	$ 73,829	$ 53,873	$ 523,224	$ 2,953,135
Current-period gross charge offs	$ 1,374	$ 21,045	$ 19,333	$ 9,887	$ 1,350	$ 886	$ —	$ 53,875
Consumer								
Risk Grade:								
Pass	$ 58,113	$ 18,575	$ 8,684	$ 2,371	$ 17,405	$ 31,962	$ 83,143	$ 220,253
Special Mention	8	—	14	—	9	61	—	92
Substandard	113	206	81	48	179	648	115	1,390
Total consumer	$ 58,234	$ 18,781	$ 8,779	$ 2,419	$ 17,593	$ 32,671	$ 83,258	$ 221,735
Current-period gross charge offs	$ 438	$ 683	$ 288	$ 74	$ 847	$ 1,484	$ 198	$ 4,012
Mortgage Warehouse								
Risk Grade:								
Pass	$ —	$ —	$ —	$ —	$ —	$ —	$ 965,053	$ 965,053
Total mortgage warehouse	$ —	$ —	$ —	$ —	$ —	$ —	$ 965,053	$ 965,053
Current-period gross charge offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Municipal								
Risk Grade:								
Pass	$ 20,133	$ 9,094	$ 44,482	$ 36,468	$ 139,046	$ 191,559	$ 626	$ 441,408
Total municipal	$ 20,133	$ 9,094	$ 44,482	$ 36,468	$ 139,046	$ 191,559	$ 626	$ 441,408
Current-period gross charge offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Premium Finance								
Risk Grade:								
Pass	$ 1,141,370	$ 1,648	$ 28	$ 83	$ —	$ —	$ —	$ 1,143,129
Substandard	12,001	483	1	—	—	—	—	12,485
Total premium finance	$ 1,153,371	$ 2,131	$ 29	$ 83	$ —	$ —	$ —	$ 1,155,614
Current-period gross charge offs	$ 2,439	$ 6,870	$ 245	$ —	$ —	$ —	$ —	$ 9,554

As of December 31, 2024	Term Loans by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2024	2023	2022	2021	2020	Prior		
Real Estate – Construction and Development								
Risk Grade:								
Pass	$ 523,704	$ 245,526	$ 835,742	$ 245,091	$ 3,619	$ 73,816	$ 66,449	$ 1,993,947
Special Mention	—	—	160	65	—	275	—	500
Substandard	—	151	3,020	337	—	551	—	4,059
Total real estate – construction and development	$ 523,704	$ 245,677	$ 838,922	$ 245,493	$ 3,619	$ 74,642	$ 66,449	$ 1,998,506
Current-period gross charge offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Real Estate – Commercial and Farmland								
Risk Grade:								
Pass	$ 330,472	$ 456,486	$ 2,373,426	$ 2,173,060	$ 990,712	$ 1,866,277	$ 113,916	$ 8,304,349
Special Mention	—	—	3,069	14,844	14,706	63,717	—	96,336
Substandard	—	1,551	16,979	3,855	12,730	10,158	—	45,273
Total real estate – commercial and farmland	$ 330,472	$ 458,037	$ 2,393,474	$ 2,191,759	$ 1,018,148	$ 1,940,152	$ 113,916	$ 8,445,958
Current-period gross charge offs	$ —	$ 513	$ —	$ —	$ —	$ 58	$ —	$ 571
Real Estate - Residential								
Risk Grade:								
Pass	$ 193,939	$ 628,098	$ 1,291,666	$ 1,046,164	$ 460,887	$ 561,386	$ 292,193	$ 4,474,333
Special Mention	—	10	52	16	157	1,375	1,173	2,783
Substandard	2,718	9,880	14,040	9,885	10,603	26,236	8,019	81,381
Total real estate - residential	$ 196,657	$ 637,988	$ 1,305,758	$ 1,056,065	$ 471,647	$ 588,997	$ 301,385	$ 4,558,497
Current-period gross charge offs	$ —	$ 24	$ 55	$ 14	$ —	$ 9	$ —	$ 102
Total Loans								
Risk Grade:								
Pass	$ 3,187,032	$ 1,953,912	$ 5,077,541	$ 3,749,273	$ 1,684,066	$ 2,771,358	$ 2,034,158	$20,457,340
Special Mention	900	38	5,233	16,236	15,649	68,388	4,492	110,936
Substandard	15,717	14,485	38,505	21,347	24,167	42,148	15,261	171,630
Total loans	$ 3,203,649	$ 1,968,435	$ 5,121,279	$ 3,786,856	$ 1,723,882	$ 2,881,894	$ 2,053,911	$20,739,906
Current-period gross charge offs	$ 4,251	$ 29,135	$ 19,921	$ 9,975	$ 2,197	$ 2,437	$ 198	$ 68,114

As of December 31, 2023	Term Loans by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2023	2022	2021	2020	2019	Prior		
Commercial and Industrial								
Risk Grade:								
Pass	$ 892,951	$ 758,471	$ 384,830	$ 95,055	$ 56,447	$ 41,095	$ 432,472	$ 2,661,321
Special Mention	—	335	5,722	92	109	451	803	7,512
Substandard	1,512	3,595	3,222	1,140	3,533	5,748	1,346	20,096
Total commercial and industrial	$ 894,463	$ 762,401	$ 393,774	$ 96,287	$ 60,089	$ 47,294	$ 434,621	$ 2,688,929

As of December 31, 2023	Term Loans by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2023	2022	2021	2020	2019	Prior		
Consumer								
Risk Grade:								
Pass	$ 44,736	$ 17,661	$ 5,878	$ 25,654	$ 21,924	$ 48,583	$ 109,214	$ 273,650
Special Mention	—	5	—	—	—	26	—	31
Substandard	154	181	41	334	252	1,001	165	2,128
Total consumer	$ 44,890	$ 17,847	$ 5,919	$ 25,988	$ 22,176	$ 49,610	$ 109,379	$ 275,809
Mortgage Warehouse								
Risk Grade:								
Pass	$ —	$ —	$ —	$ —	$ —	$ —	$ 772,366	$ 772,366
Special Mention	—	—	—	—	—	—	46,362	46,362
Total mortgage warehouse	$ —	$ —	$ —	$ —	$ —	$ —	$ 818,728	$ 818,728
Municipal								
Risk Grade:								
Pass	$ 14,216	$ 27,346	$ 48,941	$ 177,156	$ 14,655	$ 208,236	$ 2,118	$ 492,668
Total municipal	$ 14,216	$ 27,346	$ 48,941	$ 177,156	$ 14,655	$ 208,236	$ 2,118	$ 492,668
Premium Finance								
Risk Grade:								
Pass	$ 928,930	$ 4,038	$ 1,916	$ —	$ —	$ —	$ —	$ 934,884
Substandard	10,777	901	—	—	—	—	—	11,678
Total premium finance	$ 939,707	$ 4,939	$ 1,916	$ —	$ —	$ —	$ —	$ 946,562
Real Estate – Construction and Development								
Risk Grade:								
Pass	$ 457,077	$ 938,909	$ 505,254	$ 58,840	$ 54,646	$ 30,042	$ 81,662	$ 2,126,430
Special Mention	—	—	—	—	—	479	—	479
Substandard	—	266	1,512	—	—	500	—	2,278
Total real estate – construction and development	$ 457,077	$ 939,175	$ 506,766	$ 58,840	$ 54,646	$ 31,021	$ 81,662	$ 2,129,187
Real Estate – Commercial and Farmland								
Risk Grade:								
Pass	$ 450,315	$ 1,890,498	$ 2,133,833	$ 1,090,735	$ 765,640	$ 1,437,323	$ 100,206	$ 7,868,550
Special Mention	—	17,131	53,329	—	30,200	46,370	—	147,030
Substandard	428	418	15,578	2,660	6,106	18,984	—	44,174
Total real estate – commercial and farmland	$ 450,743	$ 1,908,047	$ 2,202,740	$ 1,093,395	$ 801,946	$ 1,502,677	$ 100,206	$ 8,059,754
Real Estate - Residential								
Risk Grade:								
Pass	$ 714,684	$ 1,425,186	$ 1,148,092	$ 506,137	$ 236,147	$ 423,648	$ 262,968	$ 4,716,862
Special Mention	13	—	72	201	234	1,411	380	2,311
Substandard	5,057	26,171	28,459	30,566	19,357	25,263	3,620	138,493
Total real estate - residential	$ 719,754	$ 1,451,357	$ 1,176,623	$ 536,904	$ 255,738	$ 450,322	$ 266,968	$ 4,857,666

As of December 31, 2023	Term Loans by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2023	2022	2021	2020	2019	Prior		
Total Loans								
Risk Grade:								
Pass	$ 3,502,909	$ 5,062,109	$ 4,228,744	$ 1,953,577	$ 1,149,459	$ 2,188,927	$ 1,761,006	$19,846,731
Special Mention	13	17,471	59,123	293	30,543	48,737	47,545	203,725
Substandard	17,928	31,532	48,812	34,700	29,248	51,496	5,131	218,847
Total loans	$ 3,520,850	$ 5,111,112	$ 4,336,679	$ 1,988,570	$ 1,209,250	$ 2,289,160	$ 1,813,682	$20,269,303

Modifications to Borrowers Experiencing Financial Difficulty

The Company periodically provides modifications to borrowers experiencing financial difficulty. These modifications include either payment deferrals, term extensions, interest rate reductions, principal forgiveness or combinations of modification types. The determination of whether the borrower is experiencing financial difficulty is made on the date of the modification. When principal forgiveness is provided, the amount of principal forgiveness is charged off against the allowance for credit losses with a corresponding reduction in the amortized cost basis of the loan.

The following tables show the amortized cost basis of the loans modified to borrowers experiencing financial difficulty, disaggregated by class of financing receivable and type of concession granted during the years ended December 31, 2024 and 2023:

Year Ended December 31, 2024

(dollars in thousands)	Payment Deferral		Term Extension		Interest Rate Reduction		Combination of Term Extension and Rate Reduction		Total		Percentage of Total Class of Financial Receivable
Commercial and industrial	$	586	$	—	$	—	$	—	$	586	— %
Real estate – commercial and farmland		—		603		—		—		603	— %
Real estate – residential		—		10,567		1,331		5,058		16,956	0.4 %
Total	$	586	$	11,170	$	1,331	$	5,058	$	18,145	0.1 %

Year Ended December 31, 2023

(dollars in thousands)	Payment Deferral		Term Extension		Interest Rate Reduction		Combination of Term Extension and Rate Reduction		Total		Percentage of Total Class of Financial Receivable
Commercial and industrial	$	2,212	$	2,960	$	—	$	—	$	5,172	0.2 %
Real estate – commercial and farmland		3,905		3,101		815		—		7,821	0.1 %
Real estate – residential		1,029		5,539		—		804		7,372	0.2 %
Total	$	7,146	$	11,600	$	815	$	804	$	20,365	0.1 %

As of December 31, 2024, the Company has unfunded commitments of $179,000 to borrowers experiencing financial difficulty for which the Company has modified their loans.

The following tables describe the financial effect of the modifications made to borrowers experiencing financial difficulty during the twelve months ended December 31, 2024 and 2023:

Year Ended December 31, 2024

Payment Deferral	
Loan Type	**Financial Effect**
Commercial and industrial	Payments were deferred for a weighted average of 22 months

Term Extension	
Loan Type	**Financial Effect**
Real estate – commercial and farmland	Maturity dates were extended for an average of 15 months.
Real estate - residential	Maturity dates were extended for a weighted average of 83 months

Interest Rate Reduction	
Loan Type	**Financial Effect**
Real estate - residential	Interest rate was reduced by 2.87%

Combination of Term Extension and Rate Reduction	
Loan Type	**Financial Effect**
Real estate - residential	Maturity date was extended for a weighted average of 90 months and rate was reduced by a weighted average 2.87%

Year Ended December 31, 2023

Payment Deferral	
Loan Type	**Financial Effect**
Commercial and industrial	Payments were deferred for a weighted average of five months.
Real estate – commercial and farmland	Payments were deferred for a weighted average of six months.
Real estate – residential	Payments were deferred for a weighted average of four months.

Term Extension	
Loan Type	**Financial Effect**
Commercial and industrial	Maturity dates were extended for a weighted average of nine months.
Real estate – commercial and farmland	Maturity dates were extended for an average of 13 months.
Real estate - residential	Maturity dates were extended for a weighted average of 103 months.

Interest Rate Reduction	
Loan Type	**Financial Effect**
Real estate – commercial and farmland	Interest rate was reduced by 4.75%.

Combination of Term Extension and Rate Reduction	
Loan Type	**Financial Effect**
Real estate - residential	Maturity date was extended for a weighted average of 120 months and rate was reduced by a weighted average 0.95%.

The Company monitors the performance of the loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table depicts the performance of loans that have been modified in the last 12 months:

As of December 31, 2024

(dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due	Total
Commercial and industrial	$ 586	$ —	$ —	$ —	$ 586
Real estate – commercial and farmland	—	603	—	—	603
Real estate – residential	8,916	3,992	—	4,048	16,956
Total	$ 9,502	$ 4,595	$ —	$ 4,048	$ 18,145

As of December 31, 2023

(dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due	Total
Commercial and industrial	$ 4,018	$ 355	$ —	$ 799	$ 5,172
Real estate – commercial and farmland	6,692	1,129	—	—	7,821
Real estate – residential	5,113	711	442	1,106	7,372
Total	$ 15,823	$ 2,195	$ 442	$ 1,905	$ 20,365

The following tables provide the amortized cost basis of financing receivables at December 31, 2024 and 2023 that had a payment default and were modified in the 12 months before default to borrowers experiencing financial difficulty.

As of December 31, 2024

(dollars in thousands)	Interest Rate Reduction	Term Extension	Payment Deferral	Combination of Term Extension and Rate Reduction	Total
Commercial and industrial	$ —	$ —	$ 1,038	$ —	$ 1,038
Real estate – commercial and farmland	—	603	—	—	603
Real estate – residential	499	6,746	—	2,233	9,478
Total	$ 499	$ 7,349	$ 1,038	$ 2,233	$ 11,119

As of December 31, 2023

(dollars in thousands)	Interest Rate Reduction	Term Extension	Payment Deferral	Combination of Term Extension and Rate Reduction	Total
Commercial and industrial	$ —	$ —	$ 1,154	$ —	$ 1,154
Real estate – commercial and farmland	—	—	1,129	—	1,129
Real estate – residential	—	2,067	192	—	2,259
Total	$ —	$ 2,067	$ 2,475	$ —	$ 4,542

Related Party Loans

In the ordinary course of business, the Company has granted loans to certain executive officers, directors and their affiliates. These loans are made on substantially the same terms as those prevailing at the time for comparable transaction and do not involve more than normal credit risk. Changes in related party loans are summarized as follows:

		December 31,		
(dollars in thousands)		2024		2023
Balance, January 1	$	140,057	$	80,746
Advances		49,158		61,764
Repayments		(4,354)		(2,453)
Transactions due to changes in related parties		(570)		—
Ending balance	$	184,291	$	140,057

Allowance for Credit Losses

The allowance for credit losses represents an allowance for expected losses over the remaining contractual life of the assets adjusted for prepayments and curtailments. The contractual term does not consider extensions, renewals or modifications. The Company segregates the loan portfolio by type of loan and utilizes this segregation in evaluating exposure to risks within the portfolio.

The allowance for credit losses was determined at December 31, 2024 using a weighting of two economic forecasts from Moody's in order to align with management's best estimate over the reasonable and supportable forecast period. The Moody's baseline scenario was weighted at 75% and the downside 75th percentile S-2 scenario was weighted at 25%. The allowance for credit losses was determined at December 31, 2023 solely using the Moody's baseline scenario economic forecast. During the year ended December 31, 2024, the allowance for credit losses increased primarily due to the updated economic forecast and organic loan growth during the period. The current forecast reflects, among other things, a negative trend in forecast levels of commercial real estate prices and increased unemployment, partially offset by improvements in forecast levels of home prices and gross domestic product compared with the forecast at December 31, 2023.

The following table details activity in the allowance for credit losses by portfolio segment for the periods indicated. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

(dollars in thousands)		Commercial and Industrial		Consumer		Mortgage Warehouse		Municipal		Premium Finance		Real Estate – Construction and Development
Year ended December 31, 2024												
Balance, December 31, 2023	$	64,053	$	3,952	$	1,678	$	345	$	602	$	61,017
Provision for loan losses		59,726		5,967		584		(287)		608		(655)
Loans charged off		(53,875)		(4,012)		—		—		(9,554)		—
Recoveries of loans previously charged off		17,338		1,420		—		—		9,080		59
Balance, December 31, 2024	$	87,242	$	7,327	$	2,262	$	58	$	736	$	60,421

		Real Estate – Commercial and Farmland		Real Estate – Residential		Total
Year ended December 31, 2024						
Balance, December 31, 2023	$	110,097	$	65,356	$	307,100
Provision for loan losses		7,677		(3,779)		69,841
Loans charged off		(571)		(102)		(68,114)
Recoveries of loans previously charged off		1,174		186		29,257
Balance, December 31, 2024	$	118,377	$	61,661	$	338,084

(dollars in thousands)	Commercial and Industrial		Consumer		Mortgage Warehouse		Municipal		Premium Finance		Real Estate – Construction and Development	
Year ended December 31, 2023												
Balance, January 1, 2023	$	39,455	$	5,587	$	2,118	$	357	$	1,025	$	32,659
Adoption of ASU 2022-02		(105)		—		—		—		—		(37)
Provision for loan losses		68,349		2,218		(440)		(12)		343		27,446
Loans charged off		(58,612)		(5,453)		—		—		(6,567)		—
Recoveries of loans previously charged off		14,966		1,600		—		—		5,801		949
Balance, December 31, 2023	$	64,053	$	3,952	$	1,678	$	345	$	602	$	61,017

	Real Estate – Commercial and Farmland		Real Estate – Residential		Total	
Year ended December 31, 2023						
Balance, January 1, 2023	$	67,433	$	57,043	$	205,677
Adoption of ASU 2022-02		(722)		(847)		(1,711)
Provision for loan losses		47,079		8,532		153,515
Loans charged off		(4,327)		(259)		(75,218)
Recoveries of loans previously charged off		634		887		24,837
Balance, December 31, 2023	$	110,097	$	65,356	$	307,100

(dollars in thousands)	Commercial and Industrial		Consumer		Mortgage Warehouse		Municipal		Premium Finance		Real Estate – Construction and Development	
Year ended December 31, 2022												
Balance, January 1, 2022	$	26,829	$	6,573	$	3,231	$	401	$	2,729	$	22,045
Provision for loan losses		21,307		2,278		(1,113)		(44)		(1,317)		9,749
Loans charged off		(18,635)		(5,191)		—		—		(5,452)		(27)
Recoveries of loans previously charged off		9,954		1,927		—		—		5,065		892
Balance, December 31, 2022	$	39,455	$	5,587	$	2,118	$	357	$	1,025	$	32,659

	Real Estate – Commercial and Farmland		Real Estate – Residential		Total	
Year ended December 31, 2022						
Balance, January 1, 2022	$	77,831	$	27,943	$	167,582
Provision for loan losses		(7,049)		28,799		52,610
Loans charged off		(3,574)		(196)		(33,075)
Recoveries of loans previously charged off		225		497		18,560
Balance, December 31, 2022	$	67,433	$	57,043	$	205,677

NOTE 4. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
(dollars in thousands)	2024	2023
Land	$ 69,166	$ 69,478
Buildings and leasehold improvements	177,356	174,562
Furniture and equipment	89,348	89,756
Construction in progress	3,315	3,997
Premises and equipment, gross	339,185	337,793
Accumulated depreciation	(129,725)	(121,358)
Premises and equipment, net	$ 209,460	$ 216,435

Depreciation expense was approximately $18.9 million, $19.1 million and $18.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

At December 31, 2024, estimated costs to complete construction projects in progress and other binding commitments for capital expenditures were not a material amount.

NOTE 5. GOODWILL AND INTANGIBLE ASSETS

The change in the carrying value of goodwill for the years ended December 31, 2024 and 2023 is summarized below for both the total Company and by the Company's reporting units.

	December 31,	
(dollars in thousands)	2024	2023
Consolidated		
Carrying amount of goodwill at beginning of year	$ 1,015,646	$ 1,015,646
Carrying amount of goodwill at end of year	$ 1,015,646	$ 1,015,646
Banking		
Carrying amount of goodwill at beginning of year	$ 951,148	$ 951,148
Carrying amount of goodwill at end of year	$ 951,148	$ 951,148
Premium Finance Division		
Carrying amount of goodwill at beginning of year	$ 64,498	$ 64,498
Carrying amount of goodwill at end of year	$ 64,498	$ 64,498

The Company performs its annual impairment test at December 31 of each year and more frequently if a triggering event occurs. Impairment exists when a reporting unit's carrying value of goodwill exceeds its fair value.

At December 31, 2024, the Company performed its annual qualitative assessment and determined that it was more likely than not that the reporting units fair values exceeded their carrying values.

The carrying value of intangible assets as of December 31, 2024 and 2023 was $70.8 million and $87.9 million, respectively. Intangible assets are comprised of core deposit intangibles, referral relationships intangibles, patent intangibles, trade name intangibles and non-compete agreement intangibles.

The following is a summary of information related to acquired intangible assets:

(dollars in thousands)	As of December 31, 2024		As of December 31, 2023	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Amortized intangible assets:				
Core deposit premiums	$ 86,454	$ 66,093	$ 86,454	$ 59,045
Referral relationships	88,651	39,214	88,651	29,790
Trade names	2,734	2,065	2,734	1,581
Patent	420	126	420	84
Non-compete agreements	570	570	570	380
	$ 178,829	$ 108,068	$ 178,829	$ 90,880

The aggregate amortization expense for intangible assets was approximately $17.2 million, $18.2 million and $19.7 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The estimated amortization expense for each of the next five years and thereafter is as follows (in thousands):

2025	$ 15,937
2026	12,394
2027	11,127
2028	10,005
2029	7,954
Thereafter	13,344
	$ 70,761

NOTE 6. DEPOSITS

The scheduled maturities of time deposits at December 31, 2024 for each of the next five years and thereafter are as follows:

(dollars in thousands)

2025	$ 3,136,954
2026	55,550
2027	18,360
2028	10,287
2029	11,429
Thereafter	78
	$ 3,232,658

The aggregate amount of time deposits in denominations of $250,000 or more at December 31, 2024 and 2023 was $869.5 million and $809.2 million, respectively.

As of December 31, 2024, the Company had brokered deposits of $810.1 million. As of December 31, 2023, the Company had brokered deposits of $1.14 billion.

Deposits from principal officers, directors, and their affiliates at December 31, 2024 and 2023 were $19.4 million and $24.0 million, respectively.

NOTE 7. OTHER BORROWINGS

Other borrowings consist of the following:

(dollars in thousands)	December 31,	
	2024	2023
FHLB borrowings:		
Fixed Rate Advance due January 10, 2024; fixed interest rate of 5.450%	$ —	$ 50,000
Fixed Rate Advance due January 17, 2024; fixed interest rate of 5.460%	—	100,000
Fixed Rate Advance due January 21, 2025; fixed interest rate of 4.430%	50,000	—
Fixed Rate Advance due March 3, 2025; fixed interest rate of 1.208%	15,000	15,000
Fixed Rate Advance due March 2, 2027; fixed interest rate of 1.445%	15,000	15,000
Fixed Rate Advance due March 4, 2030; fixed interest rate of 1.606%	15,000	15,000
Fixed Rate Advance due December 9, 2030; fixed interest rate of 4.550%	1,366	1,378
Fixed Rate Advance due December 9, 2030; fixed interest rate of 4.550%	946	954
Principal Reducing Advance due September 29, 2031; fixed interest rate of 3.095%	984	1,128
Subordinated notes payable:		
Subordinated notes payable due December 15, 2029 net of unamortized debt issuance cost of $0 and $1,296, respectively; fixed interest rate of 4.25% through December 14, 2024; variable interest rate thereafter at three-month SOFR plus 2.94% (2029 subordinated notes)	—	106,704
Subordinated notes payable due May 31, 2030 net of unaccreted purchase accounting fair value adjustment of $653 and $784, respectively; fixed interest rate of 5.875% through May 31, 2025; variable interest rate thereafter at three-month SOFR plus 3.63% (Bank subordinated notes) [(1)]	74,653	75,784
Subordinated notes payable due October 1, 2030 net of unamortized debt issuance cost of $1,161 and $1,362, respectively; fixed interest rate of 3.875% through September 30, 2025; variable interest rate thereafter at three-month SOFR plus 3.753% (2030 subordinated notes)	108,839	108,638
Other Debt:		
Advance from correspondent bank due November 28, 2024; secured by a loan receivable; variable interest rate at one-month SOFR plus 2.50%	—	10,000
Advance from correspondent bank due December 1, 2025; secured by a loan receivable; variable interest rate at one-month SOFR plus 2.65%	10,000	10,000
	$ 291,788	$ 509,586

[(1)] Previously was to migrate to three-month LIBOR plus 3.63%, but will now migrate to three-month SOFR plus a comparable tenor spread beginning June 1, 2025 through the end of the term, as three-month LIBOR ceased to be published effective July 1, 2023.

The advances from the FHLB are collateralized by a blanket lien on all eligible first mortgage loans and other specific loans in addition to FHLB stock. At December 31, 2024, $3.68 billion was available for additional borrowing on lines with the FHLB.

As of December 31, 2024, the Bank maintained credit arrangements with various financial institutions to purchase federal funds up to $92.0 million.

The Bank also participates in the Federal Reserve discount window borrowings program. At December 31, 2024, the Company had $2.89 billion of loans pledged at the Federal Reserve discount window and had $2.28 billion available for borrowing.

Subordinated Notes Payable

On December 6, 2019, the Company completed the public offering and sale of $120.0 million in aggregate principal amount of its 4.25% Fixed-To-Floating Rate Subordinated Notes due 2029 (the "2029 subordinated notes"). The 2029 subordinated notes were sold to the public at par pursuant to an underwriting agreement and were issued pursuant to an indenture and a supplemental indenture. The 2029 subordinated notes were scheduled to mature on December 15, 2029 and through December 14, 2024 bore a fixed rate of interest of 4.25% per annum, payable semi-annually in arrears on June 15 and December 15 of each year. Beginning December 15, 2024, the interest rate on the 2029 subordinated notes was scheduled to reset quarterly to a floating rate per annum equal to the then-current three-month SOFR plus 2.94%, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year to the maturity date or earlier redemption. On any scheduled interest payment date beginning December 15, 2024, the Company was permitted, at its option, to redeem the 2029 subordinated notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. During 2024 and

2023, the Company repurchased on the open market and redeemed $2.3 million and $12.0 million, respectively, in aggregate principal of the 2029 subordinated notes. The Company elected to redeem all the outstanding notes on December 16, 2024.

On September 28, 2020, the Company completed the public offering and sale of $110.0 million in aggregate principal amount of its 3.875% Fixed-To-Floating Rate Subordinated Notes due 2030 (the "2030 subordinated notes"). The 2030 subordinated notes were sold to the public at par pursuant to an underwriting agreement and were issued pursuant to an indenture and a supplemental indenture. The 2030 subordinated notes will mature on October 1, 2030 and through September 30, 2025 will bear a fixed rate of interest of 3.875% per annum, payable semi-annually in arrears on April 1 and October 1 of each year. Beginning October 1, 2025, the interest rate on the 2030 subordinated notes resets quarterly to a floating rate per annum equal to the then-current three-month SOFR plus 3.753%, payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year to the maturity date or earlier redemption. On any scheduled interest payment date beginning October 1, 2025, the Company may, at its option, redeem the 2030 subordinated notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest.

The 2029 and 2030 subordinated notes are unsecured and rank equally with all other unsecured subordinated indebtedness of the Company, including any subordinated indebtedness issued in the future under the indenture governing the 2029 and 2030 subordinated notes. The 2029 and 2030 subordinated notes are subordinated in right of payment to all senior indebtedness of the Company. The 2029 and 2030 subordinated notes are obligations of the Company only and are not guaranteed by any subsidiaries, including the Bank. Additionally, the 2029 and 2030 subordinated notes are structurally subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries, meaning that creditors of the Company's subsidiaries (including, in the case of the Bank, its depositors) generally will be paid from those subsidiaries' assets before holders of the 2029 and 2030 subordinated notes have any claim to those assets.

On July 1, 2019, the Bank assumed $75.0 million in aggregate principal amount of 5.875% Fixed-To-Floating Rate Subordinated Notes due 2030 (the "Bank subordinated notes") as part of its acquisition of Fidelity Southern Corporation, completed in July 2019. The Bank subordinated notes were acquired inclusive of an unaccreted purchase accounting fair value adjustment of $1.3 million. The Bank subordinated notes will mature on May 31, 2030, and through May 31, 2025 will bear a fixed rate of interest of 5.875% per annum, payable semi-annually in arrears on December 1 and June 1 of each year. Beginning on June 1, 2025, the interest rate on the Bank subordinated notes resets quarterly to a floating rate per annum equal to the then-current three-month SOFR plus 3.63%, payable quarterly in arrears on September 1, December 1, March 1 and June 1 of each year to the maturity date or earlier redemption. On any scheduled interest payment date beginning June 1, 2025, the Bank may, at its option, redeem the Bank subordinated notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. The Bank subordinated notes of the Bank are unsecured and structurally rank senior to all other unsecured subordinated indebtedness of the Company. The Bank subordinated notes are subordinated in right of payment to all senior indebtedness of the Bank. During 2024, the Company repurchased on the open market and redeemed $1.0 million in aggregate principal of the Bank subordinated notes.

For regulatory capital adequacy purposes, the Bank subordinated notes qualify as Tier 2 capital for the Bank and the 2029, 2030 and Bank subordinated notes (collectively "subordinated notes") qualify as Tier 2 capital for the Company. If in the future the subordinated notes no longer qualify as Tier 2 capital, the subordinated notes may be redeemed by the Bank or Company at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest, subject to prior approval by the Board of Governors of the Federal Reserve System.

NOTE 8. SUBORDINATED DEFERRABLE INTEREST DEBENTURES

Through formation and various acquisitions, the Company has assumed subordinated deferrable interest debenture obligations related to trusts that issued trust preferred securities. Under applicable accounting standards, the assets and liabilities of such trusts, as well as the related income and expenses, are excluded from the Company's consolidated financial statements. However, the subordinated deferrable interest debentures issued by the Company and purchased by the trusts remain on the consolidated balance sheets. The Company's investment in the common stock of the trusts is included in other assets and totaled $4.7 million at December 31, 2024 and 2023. In addition, the related interest expense continues to be included in the consolidated statements of income. For regulatory capital purposes, the trust preferred securities qualify as a component of Tier 2 Capital. At any interest payment date, the Company may redeem the debentures at par and thereby cause a redemption of the trust preferred securities in whole or in part.

The following table summarizes the terms of the Company's outstanding subordinated deferrable interest debentures as of December 31, 2024:

						December 31, 2024	
(dollars in thousands) Name of Trust	Issuance Date	Rate[1]	Rate at December 31, 2024	Maturity Date	Issuance Amount	Unaccreted Purchase Discount	Carrying Value
Prosperity Bank Statutory Trust II	March 2003	3-month SOFR plus 3.15%	7.74%	March 26, 2033	$ 4,640	$ 653	$ 3,987
Fidelity Southern Statutory Trust I	June 2003	3-month SOFR plus 3.10%	7.69%	June 26, 2033	15,464	835	14,629
Coastal Bankshares Statutory Trust I	August 2003	3-month SOFR plus 3.15%	8.07%	October 7, 2033	5,155	677	4,478
Jacksonville Statutory Trust I	June 2004	3-month SOFR plus 2.63%	7.24%	June 17, 2034	4,124	570	3,554
Prosperity Banking Capital Trust I	June 2004	3-month SOFR plus 2.57%	7.16%	June 30, 2034	5,155	973	4,182
Merchants & Southern Statutory Trust I	March 2005	3-month SOFR plus 1.90%	6.51%	March 17, 2035	3,093	647	2,446
Fidelity Southern Statutory Trust II	March 2005	3-month SOFR plus 1.89%	6.50%	March 17, 2035	10,310	1,472	8,838
Atlantic BancGroup, Inc. Statutory Trust I	September 2005	3-month SOFR plus 1.50%	6.12%	September 15, 2035	3,093	828	2,265
Coastal Bankshares Statutory Trust II	December 2005	3-month SOFR plus 1.60%	6.22%	December 15, 2035	10,310	2,509	7,801
Cherokee Statutory Trust I	November 2005	3-month SOFR plus 1.50%	6.12%	December 15, 2035	3,093	502	2,591
Prosperity Bank Statutory Trust III	January 2006	3-month SOFR plus 1.60%	6.22%	March 15, 2036	10,310	2,804	7,506
Merchants & Southern Statutory Trust II	March 2006	3-month SOFR plus 1.50%	6.12%	June 15, 2036	3,093	771	2,322
Jacksonville Statutory Trust II	December 2006	3-month SOFR plus 1.73%	6.35%	December 15, 2036	3,093	699	2,394
Ameris Statutory Trust I	December 2006	3-month SOFR plus 1.63%	6.25%	December 15, 2036	37,114	—	37,114
Fidelity Southern Statutory Trust III	August 2007	3-month SOFR plus 1.40%	6.02%	September 15, 2037	20,619	4,218	16,401
Prosperity Bank Statutory Trust IV	September 2007	3-month SOFR plus 1.54%	6.16%	December 15, 2037	7,940	3,155	4,785
Jacksonville Bancorp, Inc. Statutory Trust III	June 2008	3-month SOFR plus 3.75%	8.37%	September 15, 2038	7,784	768	7,016
Total					$ 154,390	$ 22,081	$ 132,309

[1] Rate transitioned to 3-month term SOFR plus a comparable tenor spread adjustment beginning after July 1, 2023 as 3-month LIBOR ceased to be published effective July 1, 2023.

NOTE 9. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) for the Company consists of changes in net unrealized gains and losses on debt securities available-for-sale. The following table presents activity in accumulated other comprehensive income (loss) balances, net of tax, for the period presented.

	Years Ended December 31,		
(dollars in thousands)	2024	2023	2022
Balance at beginning of period	$ (35,939)	$ (46,507)	$ 15,590
Reclassification for losses included in net income, net of tax	—	229	—
Current year changes, net of tax	5,820	10,339	(62,097)
Balance at end of period	$ (30,119)	$ (35,939)	$ (46,507)

NOTE 10. – REVENUE FROM CONTRACTS WITH CUSTOMERS

The following provides information on noninterest income categories that contain ASC 606 Revenue for the periods indicated.

	For the Years Ended December 31,		
(dollars in thousands)	2024	2023	2022
Service charges on deposit accounts			
ASC 606 revenue items			
Debit card interchange fees	$ 17,160	$ 16,161	$ 15,884
Overdraft fees	17,339	15,793	15,813
Other service charges on deposit accounts	16,394	14,621	12,802
Total ASC 606 revenue included in service charges on deposits accounts	50,893	46,575	44,499
Total service charges on deposit accounts	$ 50,893	$ 46,575	$ 44,499

(dollars in thousands)	For the Years Ended December 31,		
	2024	2023	2022
Other service charges, commissions and fees			
ASC 606 revenue items			
ATM fees	$ 3,512	$ 3,856	$ 3,508
Total ASC 606 revenue included in other service charges, commission and fees	3,512	3,856	3,508
Other	1,246	545	367
Total other service charges, commission and fees	$ 4,758	$ 4,401	$ 3,875
Other noninterest income			
ASC 606 revenue items			
Trust and wealth management	$ —	$ 114	$ 4,554
Total ASC 606 revenue included in other noninterest income	—	114	4,554
Other	43,163	28,808	27,211
Total other noninterest income	$ 43,163	$ 28,922	$ 31,765

The following provides information on net gains (losses) recognized on the sale of OREO for the periods indicated.

(dollars in thousands)	For the Years Ended December 31,		
	2024	2023	2022
Net gains (losses) recognized on sale of OREO	$ (148)	$ 2,214	$ 2,130

NOTE 11. INCOME TAXES

The income tax expense in the consolidated statements of income consists of the following:

(dollars in thousands)	For the Years Ended December 31,		
	2024	2023	2022
Current - federal	$ 117,978	$ 84,835	$ 114,346
Current - state	19,275	23,463	27,889
Total Current Income Tax Expense	$ 137,253	$ 108,298	$ 142,235
Deferred - federal	$ (18,918)	$ (16,882)	$ (27,408)
Deferred - state	(1,160)	(3,586)	(8,269)
Total Deferred Income Tax Expense	$ (20,078)	$ (20,468)	$ (35,677)
Total Income Tax Expense	$ 117,175	$ 87,830	$ 106,558

The Company's income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

(dollars in thousands)	For the Years Ended December 31,		
	2024	2023	2022
Federal income statutory rate	21 %	21 %	21 %
Tax at federal income tax rate	$ 99,931	$ 74,956	$ 95,151
Change resulting from:			
State income tax, net of federal benefit	14,068	14,950	13,763
Tax-exempt interest	(1,866)	(1,907)	(2,775)
Increase in cash value of bank owned life insurance	(2,210)	(1,701)	(1,399)
Excess tax benefit from stock compensation	(132)	(518)	(510)
Nondeductible merger expenses	—	—	167
BOLI policy redemptions	4,488	—	—
Other	2,896	2,050	2,161
Provision for income taxes	$ 117,175	$ 87,830	$ 106,558

The components of deferred income taxes are as follows:

(dollars in thousands)	December 31,	
	2024	2023
Deferred tax assets		
Allowance for credit losses	$ 90,357	$ 88,494
Deferred compensation	14,421	13,822
Deferred loan fees	435	—
Purchase accounting adjustments	3,112	3,442
Other real estate owned	106	18
Net operating loss tax carryforward	11,319	12,779
Tax credit carryforwards	117	139
Unrealized loss on securities available for sale	8,906	11,218
Capitalized costs, accrued expenses and other	7,550	8,297
Lease liability	13,319	15,081
	149,642	153,290
Deferred tax liabilities		
Premises and equipment	10,025	12,167
Mortgage servicing rights	22,135	34,989
Subordinated debentures	5,603	6,149
Lease financing	7,239	9,753
Goodwill and intangible assets	19,998	22,918
Origination costs	11,100	9,984
Right of use lease asset	11,243	12,854
Deferred loan fees	—	318
	87,343	109,132
Net deferred tax asset	$ 62,299	$ 44,158

At December 31, 2024, the Company had federal net operating loss carryforwards of approximately $44.8 million which expire at various dates from 2028 to 2036. At December 31, 2024, the Company had state net operating loss carryforwards of approximately $43.9 million which expire at various dates from 2028 to 2036. The federal net operating loss carryforwards are subject to limitations pursuant to Section 382 of the Internal Revenue Code and are expected to be recovered over the next 12 years. The state net operating loss carryforwards are subject to similar limitations and are expected to be recovered over the next 12 years. Deferred tax assets are recognized for net operating losses because the benefit is more likely than not to be realized.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets at December 31, 2024.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of the various states. The Company is no longer subject to examination by federal taxing authorities for years before 2021 and state taxing authorities for years before 2020.

Although Ameris is unable to determine the ultimate outcome of current and future events, Ameris believes that the liability recorded for uncertain tax positions is adequate. A reconciliation of the beginning and ending amount of unrecognized income tax benefits is as follows.

	For the Years Ended December 31,	
(dollars in thousands)	2024	2023
Beginning Balance	$ 610	$ 1,001
Current Activity:		
Additions for tax positions of prior years	277	479
Reductions for statutes of limitations expiring	(105)	(870)
Settlements	(757)	—
Ending Balance	$ 25	$ 610

Accrued interest and penalties related to unrecognized income tax benefits are included as a component of income tax expense. Accrued interest and penalties on unrecognized income tax benefits totaled $3,000 and $133,000 as of December 31, 2024 and 2023, respectively. Unrecognized income tax benefits as of December 31, 2024 and 2023, that, if recognized, would affect the effective income tax rate totaled $22,000 and $582,000 (net of the federal benefit on state income tax issues), respectively. Accruals of penalties and interest resulted in a expense of $98,000 and $100 in 2024 and 2023, respectively. Ameris expects that $25,000 of uncertain income tax positions will be either settled or resolved during the next twelve months.

NOTE 12. EMPLOYEE BENEFIT PLANS

The Company has established a retirement plan for eligible employees. The Ameris Bancorp 401(k) Profit Sharing Plan allows a participant to defer a portion of their compensation and provides that the Company will match a portion of the deferred compensation. The Plan also provides for non-elective and discretionary contributions. All full-time and part-time employees are eligible to participate in the Plan provided they have met the eligibility requirements. An employee is eligible to participate in the Plan after 30 days of employment and having attained an age of 18 years.

The aggregate expense under the Plan charged to operations during 2024, 2023 and 2022 amounted to $7.1 million, $7.9 million and $6.3 million, respectively.

NOTE 13. DEFERRED COMPENSATION PLANS

The Company and the Bank have entered into separate deferred compensation arrangements and supplemental executive retirement plans with certain executive officers and directors. The plans call for certain amounts payable at retirement, death or disability. The estimated present value of the deferred compensation is being accrued over the expected service period. The Company and the Bank have purchased life insurance policies which they intend to use to fund these liabilities. The cash surrender value of the life insurance was $408.6 million and $395.8 million at December 31, 2024 and 2023, respectively. The Company and the Bank assumed certain split dollar agreements through acquisitions which provide for death benefits to designated beneficiaries of the executive or director. Accrued deferred compensation of $215,000 and $257,000 at December 31, 2024 and 2023, respectively, is included in other liabilities. Accrued supplemental executive retirement plan and split dollar agreement liabilities of $6.8 million and $7.1 million at December 31, 2024 and 2023, respectively, is also included in other liabilities. Aggregate compensation expense under the plans was $262,000, $78,000 and $776,000 per year for 2024, 2023 and 2022, respectively, which is included in salaries and employee benefits.

NOTE 14. SHARE-BASED COMPENSATION

The Company awards its employees and directors various forms of share-based incentives under certain plans approved by its shareholders. Awards granted under the 2021 Omnibus Equity Compensation Plan may be in the form of an option, stock appreciation right, restricted share, restricted share unit, performance share, performance share unit, performance award or other stock-based award or any combination thereof within the limitations set forth in the plans. The plans provide that the aggregate number of shares of the Company's common stock which may be subject to award may not exceed 2,766,302 subject to adjustment in certain circumstances to prevent dilution. At December 31, 2024, there were 2,175,577 shares available to be issued under the plans.

All stock options have an exercise price that is equal to the closing fair market value of the Company's stock on the date the options were granted. Options granted under the plans generally vest over a five-year period and have a 10-year maximum term.

The Company did not grant any options during 2024, 2023 or 2022. As of December 31, 2024, there was no unrecognized compensation cost related to options.

As of December 31, 2024, the Company has 268,966 outstanding restricted shares granted under the plans as compensation to certain employees and directors. These shares carry dividend and voting rights. Sales of these shares are restricted prior to the date of vesting, which is one to five years from the date of the grant. Shares issued under the plans are recorded at their fair market value on the date of their grant. The compensation expense is recognized on a straight-line basis over the related vesting period. In 2024, 2023 and 2022, compensation expense related to these grants was approximately $5.7 million, $5.3 million, and $4.4 million, respectively. The total income tax benefit related to these grants was approximately $164,000, $770,000 and $293,000 in 2024, 2023 and 2022, respectively.

It is the Company's policy to issue new shares for stock option exercises and restricted stock rather than issue treasury shares. The Company recognizes share-based compensation expense on a straight-line basis over the options' related vesting term. The Company did not record any share-based compensation expense related to stock options during 2024, 2023 and 2022. The total income tax benefit related to stock options was approximately $0, $41,000 and $339,000 in 2024, 2023 and 2022, respectively.

A summary of the activity of non-performance-based options as of and for the years ended December 31, 2024, and 2023 is presented below.

	2024				2023			
	Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value $ (000)	Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value $ (000)
Under option, beginning of year	—	$ —			16,000	$ 29.69		
Exercised	—	—		$ —	(16,000)	29.69		$ 258
Under option, end of year	—	$ —	0.00	$ —	—	$ —	0.00	$ —
Exercisable at end of year	—	$ —	0.00	$ —	—	$ —	0.00	$ —

A summary of the status of the Company's restricted stock awards as of and for the years ended December 31, 2024, and 2023 is presented below.

	2024		2023	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested shares at beginning of year	257,673	$ 46.05	222,280	$ 43.31
Granted	130,520	47.03	133,430	44.84
Vested	(108,572)	43.42	(95,954)	37.99
Forfeited	(10,655)	47.51	(2,083)	48.00
Nonvested shares at end of year	268,966	47.53	257,673	46.05

The balance of unearned compensation related to restricted stock grants as of December 31, 2024, 2023 and 2022 was approximately $6.1 million, $6.1 million, and $5.6 million, respectively. At December 31, 2024, the cost is expected to be recognized over a weighted-average period of 1.7 years.

During 2024 and 2023, the Company issued 43,960 and 42,242 performance stock units ("PSUs") with a weighted average grant date fair value of $47.38 and $49.21, respectively, subject to a performance condition tied to tangible book value growth over a three-year period with a potential modifier subject to a total shareholder return ("TSR") performance metric. The Company also granted 43,969 and 42,245 PSUs in 2024 and 2023, respectively, subject to a three-year performance metric of return on tangible common equity relative to a market index with a potential modifier subject to a TSR performance metric with a weighted average grant date fair value of $47.38 and $49.21, respectively. The fair value of the PSUs was determined using a Monte Carlo simulation method. The Company communicates threshold, target and maximum performance PSUs and performance targets to the applicable employees at the time of grant. Dividends are not paid in respect of the awards during the performance period, although dividend equivalents do accrue over the life of the award and will vest, if at all, at the same time as the PSUs to which they relate. The number of PSUs that ultimately vest at the end of the three-year performance period, if any, will be based on the Company's performance relative to the applicable performance metrics. In 2024, 2023 and 2022, the Company recognized compensation cost related to these grants of approximately $7.8 million, $4.6 million and $2.3 million, respectively. The balance of unearned compensation related to PSU grants as of December 31, 2024, 2023 and 2022 was approximately $6.2 million, $4.4 million and $3.1 million, respectively.

A summary of the Company's nonvested PSUs for the years ended December 31, 2024, and 2023 is presented below:

	2024		2023	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested units at beginning of year	146,612	$ 48.72	110,254	$ 47.15
Granted	87,929	47.38	84,487	49.21
Vested	(65,756)	46.76	(43,182)	45.65
Forfeited	—	—	(4,947)	48.92
Nonvested units at end of year	168,785	47.40	146,612	48.72

NOTE 15. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Mortgage Banking Derivatives

The Company maintains a risk management program to manage interest rate risk and pricing risk associated with its mortgage lending activities. This program includes the use of forward contracts and other derivatives that are used to offset changes in value of the mortgage inventory due to changes in market interest rates. Forward contracts to sell primarily fixed-rate mortgage loans are entered into to reduce the exposure to market risk arising from potential changes in interest rates, which could affect the fair value of mortgage loans held for sale and outstanding interest rate lock commitments, which guarantee a certain interest rate if the loan is ultimately funded or granted by the Company as a mortgage loan held for sale. The commitments to sell mortgage loans are at fixed prices and are scheduled to settle at specified dates.

The Company enters into interest rate lock commitments for residential mortgage loans which commits it to lend funds to a potential borrower at a specific interest rate and within a specified period of time. Interest rate lock commitments that relate to the origination of mortgage loans that, if originated, will be held for sale, are considered derivative financial instruments under applicable accounting guidance. Outstanding interest rate lock commitments expose the Company to the risk that the price of the mortgage loans underlying the commitments may decline due to increases in mortgage interest rates from inception of the rate lock to the funding of the loan and the eventual commitment for sale into the secondary market.

These mortgage banking derivatives are carried at fair value and are not designated in hedge relationships. Fair values are estimated based on changes in mortgage interest rates from the date of the commitments. Changes in the fair values of these mortgage banking derivatives are included as a component of mortgage banking activity in the consolidated statements of income.

Customer Related Derivative Positions

The Company enters into interest rate derivative contracts to facilitate the risk management strategies of certain clients. The Company mitigates this risk largely by entering into equal and offsetting interest rate derivative agreements with highly rated counterparties. The interest rate contracts are free-standing derivatives and are recorded at fair value on the Company's consolidated balance sheets. The credit risk to these clients is evaluated and included in the calculation of fair value. Fair value changes including credit-related adjustments are recorded as a component of other noninterest income.

Risk Participation Agreement

The Company has entered into a risk participation agreement swap, that is associated with a loan participation, where the Company is not the counterparty to the interest rate swap that is associated with the risk participation sold. The interest rate swap mark to market only impacts the Company if the swap is in a liability position to the counterparty and the customer defaults on payments to the counterparty.

The following table reflects the notional amount and fair value of derivative instruments not designated as hedging instruments included in the consolidated balance sheets as of December 31, 2024 and 2023.

| | December 31, 2024 | | | December 31, 2023 | | |
| | | Fair Value | | | Fair Value | |
(dollars in thousands)	Notional Amount	Derivative Assets[1]	Derivative Liabilities[2]	Notional Amount	Derivative Assets[1]	Derivative Liabilities[2]
Interest rate contracts[3]	$ 901,597	$ 8,717	$ 8,718	$ 736,188	$ 5,937	$ 6,203
Risk participation agreement	26,163	—	13	26,163	—	65
Mortgage derivatives - interest rate lock commitments	192,528	1,504	—	171,750	3,636	—
Mortgage derivatives - forward contracts related to mortgage loans held for sale	1,153,717	5,795	—	663,015	—	5,790

[1]Derivative assets are included in other assets on the consolidated balance sheets.
[2]Derivative liabilities are included in other liabilities on the consolidated balance sheets.
[3]Includes interest rate contracts for client swaps and offsetting positions.

The net gains (losses) relating to changes in fair value from derivative instruments not designated as hedging instruments are summarized below for the years ended December 31, 2024, 2023 and 2022.

| | | Year Ended December 31, | | |
(dollars in thousands)	Location	2024	2023	2022
Interest rate contracts[1]	Other noninterest income	$ 265	$ (272)	$ 6
Risk participation agreement	Other noninterest income	52	195	—
Interest rate lock commitments	Mortgage banking activity	(2,132)	2,201	(10,506)
Forward contracts related to mortgage loans held for sale	Mortgage banking activity	11,585	(8,289)	3,209

[1]Gain (loss) represents net fair value adjustments (including credit related adjustments) for client swaps and offsetting positions.

NOTE 16. FAIR VALUE MEASURES

The fair value of an asset or liability is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various assets and liabilities. In cases where quoted market prices are not available, fair value is based on discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the asset or liability. The accounting standard for disclosures about the fair value measures excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The Company's loans held for sale under the fair value option are comprised of the following:

	December 31,	
(dollars in thousands)	2024	2023
Mortgage loans held for sale	$ 528,599	$ 281,332
SBA loans held for sale	—	—
Total loans held for sale	$ 528,599	$ 281,332

The Company has elected to record mortgage loans held for sale at fair value in order to eliminate the complexities and inherent difficulties of achieving hedge accounting and to better align reported results with the underlying economic changes in value of the loans and related hedge instruments. This election impacts the timing and recognition of origination fees and costs, as well as servicing value, which are now recognized in earnings at the time of origination. Interest income on mortgage loans held for sale is recorded on an accrual basis in the consolidated statement of income under the heading interest income – interest and fees on loans. The servicing value is included in the fair value of the interest rate lock commitments with borrowers. The mark to market adjustments related to mortgage loans held for sale and the associated economic hedges are captured in mortgage banking activities. A net loss of $3.9 million, a net gain of $6.4 million and a net loss of $35.4 million resulting from fair value changes of these mortgage loans were recorded in income during the years ended December 31, 2024, 2023 and 2022, respectively. These amounts do not reflect changes in fair values of related derivative instruments used to hedge exposure to market-related risks associated with these mortgage loans. The Company's valuation of mortgage loans held for sale incorporates an assumption for credit risk; however, given the short-term period that the Company holds these loans, valuation adjustments attributable to instrument-specific credit risk is nominal. A net gain of $9.5 million and net losses of $6.1 million and $7.3 million resulting from changes in the fair value of the related derivative financial instruments used to hedge exposure to the market-related risks associated with these mortgage loans were recorded in income during the years ended December 31, 2024, 2023 and 2022, respectively.

The following table summarizes the difference between the fair value and the principal balance for mortgage loans held for sale measured at fair value as of December 31, 2024 and 2023.

	December 31,	
(dollars in thousands)	2024	2023
Aggregate fair value of mortgage loans held for sale	$ 528,599	$ 281,332
Aggregate unpaid principal balance of mortgage loans held for sale	525,071	273,915
Past due loans of 90 days or more	—	781
Nonaccrual loans	—	781
Unpaid principal balance of nonaccrual loans	—	774

As of December 31, 2024 and 2023, there were no SBA loans held for sale.

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale, loans held for sale and derivative financial instruments are recorded at fair value on a recurring basis. From time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as collateral-dependent loans, loan servicing rights and OREO. Additionally, the Company is required to disclose, but not record, the fair value of other financial instruments.

Fair Value Hierarchy

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following methods and assumptions were used by the Company in estimating the fair value of its assets and liabilities recorded at fair value and for estimating the fair value of its financial instruments:

Cash and Due From Banks and Interest-Bearing Deposits in Banks: Cash and due from banks and interest-bearing deposits in banks are repriced on a short-term basis; as such, the carrying value approximates fair value approximates fair value.

Debt Securities: The fair value of debt securities is determined by various valuation methodologies. Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows, and are classified within Level 2 of the valuation hierarchy and includes certain U.S. agency bonds, mortgage-backed securities, collateralized mortgage and debt obligations, SBA pool securities and municipal securities. The Level 2 fair value pricing is provided by an independent third party and is based upon similar securities in an active market. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and may include certain residual municipal securities and other less liquid securities.

Loans Held for Sale: The Company records mortgage and SBA loans held for sale at fair value under the fair value option. The fair value of loans held for sale is determined on outstanding commitments from third party investors in the secondary markets and is classified within Level 2 of the valuation hierarchy.

Loans: The fair value for loans held for investment is estimated using an exit price methodology. An exit price methodology considers expected cash flows that take into account contractual loan terms, as applicable, prepayment expectations, probability of default, loss severity in the event of default, recovery lag and, in the case of variable rate loans, expectations for future interest rate movements. These cash flows are present valued at a risk adjusted discount rate, which considers the cost of funding, liquidity, servicing costs, and other factors. Because observable quoted prices seldom exist for identical or similar assets carried in loans held for investment, Level 3 inputs are primarily used to determine fair value exit pricing. The fair value of collateral-dependent loans is estimated based on discounted cash flows or underlying collateral values, where applicable. When foreclosure is probable, the fair value of collateral-dependent loans is determined based on collateral values less estimated costs to sell. The fair value of collateral dependent-loans for which foreclosure is not probable is measured either using discounted cash flows or estimated collateral value. Management has determined that the majority of collateral-dependent loans are Level 3 assets due to the extensive use of market appraisals.

Other Real Estate Owned: The fair value of OREO is determined using certified appraisals and internal evaluations that value the property at its highest and best use by applying traditional valuation methods common to the industry. The Company does not hold any OREO for profit purposes and all other real estate is actively marketed for sale. In most cases, management has determined that additional write-downs are required beyond what is calculable from the appraisal to carry the property at levels that would attract buyers. Because this additional write-down is not based on observable inputs, management has determined that OREO should be classified as Level 3.

Deposits: The carrying amount of demand deposits, savings deposits and variable-rate certificates of deposit approximates fair value due to those products having no stated maturity. The fair value of fixed-rate certificates of deposit is estimated based on discounted contractual cash flows using interest rates currently being offered for certificates of similar maturities and is classified as Level 2.

Other Borrowings: The carrying amount of variable rate other borrowings approximates fair value and is classified as Level 1. The fair value of fixed rate other borrowings is estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar borrowing arrangements and is classified as Level 2.

Subordinated Deferrable Interest Debentures: The fair value of the Company's trust preferred securities is based on discounted cash flows using rates for securities with similar terms and remaining maturities and are classified as Level 2.

Off-Balance-Sheet Instruments: Because commitments to extend credit and standby letters of credit are typically made using variable rates and have short maturities, the carrying value and fair value are immaterial for disclosure.

Derivatives: The Company has entered into derivative financial instruments to manage interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of the derivatives. This analysis reflects the contractual terms of the derivative, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair value of the derivatives is determined using the market standard methodology of netting the discounted future fixed cash receipts and the discounted expected variable cash payments. The variable cash payments are based on an expectation of future interest rates (forward curves derived from observable market interest rate curves).

The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting any applicable credit enhancements such as collateral postings, thresholds, mutual puts and guarantees.

Although the Company has determined that the majority of the inputs used to value its derivative fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself or the counterparty. However, as of December 31, 2024, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustment is not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuation in its entirety is classified in Level 2 of the fair value hierarchy.

The following table presents the fair value measurements of assets and liabilities measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall as of December 31, 2024 and 2023.

| | Recurring Basis Fair Value Measurements December 31, 2024 | | | |
(dollars in thousands)	Fair Value	Level 1	Level 2	Level 3
Financial assets:				
U.S. Treasuries	$ 796,464	$ 796,464	$ —	$ —
U.S. government-sponsored agencies	994	—	994	—
State, county and municipal securities	24,740	—	24,740	—
Corporate debt securities	10,283	—	9,263	1,020
SBA pool securities	70,482	—	70,482	—
Mortgage-backed securities	768,297	—	768,297	—
Loans held for sale	528,599	—	528,599	—
Derivative financial instruments	8,717	—	8,717	—
Mortgage banking derivative instruments	7,299	—	7,299	—
Total recurring assets at fair value	$ 2,215,875	$ 796,464	$ 1,418,391	$ 1,020
Financial liabilities:				
Derivative financial instruments	$ 8,718	$ —	$ 8,718	$ —
Risk participation agreement	13	—	13	—
Total recurring liabilities at fair value	$ 8,731	$ —	$ 8,731	$ —

(dollars in thousands)		Recurring Basis Fair Value Measurements December 31, 2023							
		Fair Value		**Level 1**		**Level 2**		**Level 3**	
Financial assets:									
U.S. Treasuries	$	720,877	$	720,877	$	—	$	—	
U.S. government-sponsored agencies		985		—		985		—	
State, county and municipal securities		28,051		—		28,051		—	
Corporate debt securities		10,027		—		9,037		990	
SBA pool securities		51,516		—		51,516		—	
Mortgage-backed securities		591,488		—		591,488		—	
Loans held for sale		281,332		—		281,332		—	
Derivative financial instruments		5,937		—		5,937		—	
Mortgage banking derivative instruments		3,636		—		3,636		—	
Total recurring assets at fair value	$	1,693,849	$	720,877	$	971,982	$	990	
Financial liabilities:									
Derivative financial instruments	$	6,203	$	—	$	6,203	$	—	
Risk participation agreement		65		—		65		—	
Mortgage banking derivative instruments		5,790		—		5,790		—	
Total recurring liabilities at fair value	$	12,058	$	—	$	12,058	$	—	

The following table presents the fair value measurements of assets measured at fair value on a non-recurring basis, as well as the general classification of such instruments pursuant to the valuation hierarchy as of December 31, 2024 and 2023.

(dollars in thousands)		Nonrecurring Basis Fair Value Measurements							
		Fair Value		**Level 1**		**Level 2**		**Level 3**	
December 31, 2024									
Collateral-dependent loans	$	45,697	$	—	$	—	$	45,697	
Other real estate owned		1,010		—		—		1,010	
Total nonrecurring assets at fair value	$	46,707	$	—	$	—	$	46,707	
December 31, 2023									
Collateral-dependent loans	$	36,978	$	—	$	—	$	36,978	
Other real estate owned		5,324		—		—		5,324	
Total nonrecurring assets at fair value	$	42,302	$	—	$	—	$	42,302	

The inputs used to determine estimated fair value of collateral-dependent loans include market conditions, loan term, underlying collateral characteristics and discount rates. The inputs used to determine fair value of OREO include market conditions, estimated marketing period or holding period, underlying collateral characteristics and discount rates.

For the years ended December 31, 2024 and 2023, there was not a change in the methods and significant assumptions used to estimate fair value.

The following table shows significant unobservable inputs used in the fair value measurement of Level 3 assets.

(dollars in thousands)	Fair Value	Valuation Technique	Unobservable Inputs	Range of Discounts	Weighted Average Discount
As of December 31, 2024					
Recurring:					
Debt securities available-for-sale	$ 1,020	Discounted cash flows	Probability of Default	10.3%	10.3%
			Loss Given Default	45%	45%
Nonrecurring:					
Collateral-dependent loans	$ 45,697	Third-party appraisals and discounted cash flows	Collateral discounts and discount rates	15% - 60%	30%
Other real estate owned	$ 1,010	Third party appraisals and sales contracts	Collateral discounts and estimated costs to sell	15% - 44%	26.8%
As of December 31, 2023					
Recurring:					
Debt securities available-for-sale	$ 990	Discounted cash flows	Probability of Default	11%	11%
			Loss Given Default	42%	42%
Nonrecurring:					
Collateral-dependent loans	$ 36,978	Third-party appraisals and discounted cash flows	Collateral discounts and discount rates	11% - 60%	28%
Other real estate owned	$ 5,324	Third party appraisals and sales contracts	Collateral discounts and estimated costs to sell	15% - 33%	22%

The carrying amount and estimated fair value of the Company's financial instruments, not shown elsewhere in these financial statements, were as follows.

(dollars in thousands)	Carrying Amount	Fair Value Measurements December 31, 2024			
		Level 1	Level 2	Level 3	Total
Financial assets:					
Cash and due from banks	$ 244,980	$ 244,980	$ —	$ —	$ 244,980
Interest-bearing deposits in banks	975,397	975,397	—	—	975,397
Debt securities held-to-maturity	164,677	—	144,028	—	144,028
Loans, net	20,356,125	—	—	19,882,553	19,882,553
Financial liabilities:					
Deposits	21,722,448	—	21,721,421	—	21,721,421
Other borrowings	291,788	—	291,213	—	291,213
Subordinated deferrable interest debentures	132,309	—	142,202	—	142,202

(dollars in thousands)	Carrying Amount	Fair Value Measurements December 31, 2023			
		Level 1	Level 2	Level 3	Total
Financial assets:					
Cash and due from banks	$ 230,470	$ 230,470	$ —	$ —	$ 230,470
Interest-bearing deposits in banks	936,834	936,834	—	—	936,834
Debt securities held-to-maturity	141,512	—	122,731		122,731
Loans, net	19,925,225	—	—	19,332,899	19,332,899
Financial liabilities:					
Deposits	20,708,509	—	20,707,463	—	20,707,463
Other borrowings	509,586	—	501,723	—	501,723
Subordinated deferrable interest debentures	130,315	—	141,407	—	141,407

NOTE 17. LEASES

Operating lease cost was $10.8 million, $12.3 million and $11.6 million for the years ended December 31, 2024, 2023 and 2022, respectively. For the years ended December 31, 2024, 2023 and 2022, sublease income was $715,000, $1.3 million and $683,000, respectively. Variable rent expense and short-term lease expense were not material for the years ended December 31, 2024 and 2023.

The following table presents the impact of leases on the Company's consolidated balance sheets at December 31, 2024 and 2023:

(dollars in thousands)	Location	December 31,	
		2024	2023
Operating lease right-of-use assets	Other assets	$ 45,069	$ 49,864
Operating lease liabilities	Other liabilities	53,403	58,521

Future maturities of the Company's operating lease liabilities are summarized as follows:

(dollars in thousands)

Year Ended December 31,	Lease Liability
2025	$ 10,246
2026	9,520
2027	8,535
2028	6,918
2029	5,590
Thereafter	16,863
Total lease payments	$ 57,672
Less: Interest	(4,269)
Present value of lease liabilities	$ 53,403

(dollars in thousands)	December 31,		
Supplemental lease information	2024	2023	2022
Weighted-average remaining lease term (years)	6.9	7.6	8.1
Weighted-average discount rate	1.92 %	1.68 %	1.46 %
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases (cash payments)	$ 11,378	$ 12,045	$ 12,013
Operating cash flows from operating leases (lease liability reduction)	$ 11,378	$ 12,045	$ 12,064
Operating lease right-of-use assets obtained in exchange for leases entered into during the year	$ 5,488	$ 2,827	$ 7,226

NOTE 18. COMMITMENTS AND CONTINGENT LIABILITIES

Loan Commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the Company's balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Company's commitments is as follows:

(dollars in thousands)	December 31,	
	2024	2023
Commitments to extend credit	$ 3,578,227	$ 4,412,818
Unused home equity lines of credit	437,304	386,574
Financial standby letters of credit	39,507	37,546
Mortgage interest rate lock commitments	192,528	171,750

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. These commitments, predominantly at variable interest rates, generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Company deems necessary. The Company has not been required to perform on any material financial standby letters of credit and the Company has not incurred any losses on financial standby letters of credit for the years ended December 31, 2024 and 2023.

The Company maintains an allowance for credit losses on unfunded commitments which is recorded in other liabilities on the consolidated balance sheet. The following table presents activity in the allowance for unfunded commitments for the periods presented.

	Years Ended December 31,		
(dollars in thousands)	2024	2023	2022
Balance at beginning of period	$ 41,558	$ 52,411	$ 33,185
Provision for unfunded commitments	(11,048)	(10,853)	19,226
Balance at end of period	$ 30,510	$ 41,558	$ 52,411

Other Commitments

As of December 31, 2024, letters of credit issued by the FHLB totaling $1.3 billion were used to guarantee the Bank's performance related to a portion of its public fund deposit balances.

Litigation and Regulatory Contingencies

From time to time, the Company and the Bank are subject to various legal proceedings, claims and disputes that arise in the ordinary course of business. The Company and the Bank are also subject to regulatory examinations, information gathering requests, inquiries and investigations in the ordinary course of business. Based on the Company's current knowledge and advice of counsel, management presently does not believe that the liabilities arising from these legal and regulatory matters will have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows. However, it is possible that the ultimate resolution of these legal and regulatory matters could have a material adverse effect on the Company's results of operations and financial condition for any particular period.

The Company's management and its legal counsel periodically assess contingent liabilities, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

NOTE 19. REGULATORY MATTERS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2024, $196.0 million of retained earnings were available for dividend declaration without regulatory approval.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Under the regulatory capital frameworks adopted by the Federal Reserve and the FDIC, Ameris and the Bank must each maintain a common equity Tier 1 capital to total risk-weighted assets ratio of at least 4.5%, a Tier 1 capital to total risk-weighted assets ratio of at least 6%, a total capital to total risk-weighted assets ratio of at least 8% and a leverage ratio of Tier 1 capital to average total consolidated assets of at least 4%. Ameris and the Bank are also required to maintain a capital conservation buffer of common equity Tier 1 capital of at least 2.5% of risk-weighted assets in addition to the minimum risk-based capital ratios in order to avoid certain restrictions on capital distributions and discretionary bonus payments.

In March 2020, the Office of the Comptroller of the Currency, the Federal Reserve and the FDIC issued an interim final rule that delays the estimated impact on regulatory capital stemming from the implementation of CECL. The interim final rule provides banking organizations that implement CECL in 2020 the option to delay for two years an estimate of CECL's effect on regulatory capital, relative to the incurred loss methodology's effect on regulatory capital, followed by a three-year transition period. As a result, the Company and Bank elected the five-year transition relief allowed under the interim final rule effective March 31, 2020.

As of December 31, 2024 and 2023, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, Common Equity Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category. Prompt corrective action provisions are not applicable to bank holding companies.

The Company's and Bank's actual capital amounts and ratios are presented in the following table.

(dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2024						
Tier 1 Leverage Ratio (tier 1 capital to average assets):						
Company	$ 2,729,727	10.74 %	$ 1,016,543	4.00 %		—N/A—
Bank	$ 2,834,667	11.17 %	$ 1,015,484	4.00 %	$ 1,269,354	5.00 %
CET1 Ratio (common equity tier 1 capital to risk weighted assets):						
Company	$ 2,729,727	12.65 %	$ 1,510,315	7.00 %		—N/A—
Bank	$ 2,834,667	13.15 %	$ 1,509,040	7.00 %	$ 1,401,251	6.50 %
Tier 1 Capital Ratio (tier 1 capital to risk weighted assets):						
Company	$ 2,729,727	12.65 %	$ 1,833,954	8.50 %		—N/A—
Bank	$ 2,834,667	13.15 %	$ 1,832,406	8.50 %	$ 1,724,617	8.00 %
Total Capital Ratio (total capital to risk weighted assets):						
Company	$ 3,316,661	15.37 %	$ 2,265,473	10.50 %		—N/A—
Bank	$ 3,179,067	14.75 %	$ 2,263,560	10.50 %	$ 2,155,771	10.00 %
As of December 31, 2023						
Tier 1 Leverage Ratio (tier 1 capital to average assets):						
Company	$ 2,417,341	9.93 %	$ 974,053	4.00 %		—N/A—
Bank	$ 2,600,274	10.69 %	$ 973,023	4.00 %	$ 1,216,279	5.00 %
CET1 Ratio (common equity tier 1 capital to risk weighted assets):						
Company	$ 2,417,341	11.23 %	$ 1,506,241	7.00 %		—N/A—
Bank	$ 2,600,274	12.09 %	$ 1,505,318	7.00 %	$ 1,397,795	6.50 %
Tier 1 Capital Ratio (tier 1 capital to risk weighted assets):						
Company	$ 2,417,341	11.23 %	$ 1,829,007	8.50 %		—N/A—
Bank	$ 2,600,274	12.09 %	$ 1,827,886	8.50 %	$ 1,720,363	8.00 %
Total Capital Ratio (total capital to risk weighted assets):						
Company	$ 3,110,025	14.45 %	$ 2,259,362	10.50 %		—N/A—
Bank	$ 2,944,480	13.69 %	$ 2,257,977	10.50 %	$ 2,150,454	10.00 %

The CET1 Ratios, the Tier 1 Capital Ratios, and the Total Capital Ratios displayed in the above table under the heading "For Capital Adequacy Purposes" includes the capital conservation buffer of 2.50% for December 31, 2024 and December 31, 2023.

NOTE 20. SEGMENT REPORTING

The Company has the following four reportable segments: Banking Division, Retail Mortgage Division, Warehouse Lending Division and Premium Finance Division. The Banking Division derives its revenues from the delivery of full-service financial services, including commercial loans, consumer loans and deposit accounts. The Retail Mortgage Division derives its revenues from the origination, sales and servicing of one-to-four family residential mortgage loans. The Warehouse Lending Division derives its revenues from the origination and servicing of warehouse lines to other businesses that are secured by underlying one-to-four family residential mortgage loans. The Premium Finance Division derives its revenues from the origination and servicing of commercial insurance premium finance loans.

The Banking, Retail Mortgage, Warehouse Lending and Premium Finance Divisions are managed as separate business units because of the different products and services they provide. The Company evaluates performance and allocates resources based on profit or loss from operations. There are no material intersegment sales or transfers. During the first quarter of 2024, the Company consolidated its former SBA Division into the Banking Division based on the similarity of products and services offered, customers served and materiality of its operating profit. Prior period segment information for the Banking Division was reclassified to reflect this consolidation.

The Chief Operating Decision Maker (CODM) within the Company is the Chief Executive Officer, who also serves as Chair of the Executive Committee and as a member of the Board of Directors. The CODM regularly receives a package of period end reports and works with management in making the necessary operating decisions, including allocation of resources. This includes evaluation of performance as measured by net income for each segment. Each segment that is reported has strategic planning, budgeting, and forecasting sessions at least annually with the CODM through executive management.

The following table presents selected financial information with respect to the Company's reportable business segments for the years ended December 31, 2024, 2023 and 2022. Significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM. There are no material intersegment sales or transfers:

	Year Ended December 31, 2024				
(dollars in thousands)	Banking Division	Retail Mortgage Division	Warehouse Lending Division	Premium Finance Division	Total
Interest income	$ 962,918	$ 236,670	$ 75,264	$ 103,432	$ 1,378,284
Interest expense	271,201	142,374	48,492	67,027	529,094
Net interest income	691,717	94,296	26,772	36,405	849,190
Provision for credit losses	60,434	(2,799)	275	883	58,793
Noninterest income	121,972	167,031	4,209	45	293,257
Noninterest expense					
Salaries and employee benefits	243,795	92,436	3,216	8,194	347,641
Occupancy and equipment expenses	44,568	3,965	26	225	48,784
Data processing and communications expenses	54,121	5,048	160	370	59,699
Other expenses[1]	96,049	50,209	976	4,436	151,670
Total noninterest expense	438,533	151,658	4,378	13,225	607,794
Income before income tax expense	314,722	112,468	26,328	22,342	475,860
Income tax expense	83,503	23,618	5,529	4,525	117,175
Net income	$ 231,219	$ 88,850	$ 20,799	$ 17,817	$ 358,685
Total assets	$18,954,256	$ 4,828,842	$ 983,229	$1,495,723	$26,262,050
Goodwill	$ 951,148	$ —	$ —	$ 64,498	$ 1,015,646
Other intangible assets, net	$ 67,721	$ —	$ —	$ 3,040	$ 70,761

	Year Ended December 31, 2023				
(dollars in thousands)	Banking Division	Retail Mortgage Division	Warehouse Lending Division	Premium Finance Division	Total
Interest income	$ 913,439	$ 212,106	$ 71,110	$ 83,780	$ 1,280,435
Interest expense	224,543	123,804	47,271	49,773	445,391
Net interest income	688,896	88,302	23,839	34,007	835,044
Provision for credit losses	132,789	9,535	(440)	772	142,656
Noninterest income	102,177	137,145	3,475	31	242,828
Noninterest expense					
Salaries and employee benefits	228,399	80,317	2,794	8,600	320,110
Occupancy and equipment expenses	46,232	4,899	5	314	51,450
Data processing and communications expenses	48,155	4,836	171	324	53,486
Other expenses[1]	100,752	47,393	873	4,217	153,235
Total noninterest expense	423,538	137,445	3,843	13,455	578,281
Income before income tax expense	234,746	78,467	23,911	19,811	356,935
Income tax expense	62,297	16,478	5,021	4,034	87,830
Net income	$ 172,449	$ 61,989	$ 18,890	$ 15,777	$ 269,105
Total assets	$18,291,626	$ 4,916,753	$ 825,415	$1,169,905	$25,203,699
Goodwill	$ 951,148	$ —	$ —	$ 64,498	$ 1,015,646
Other intangible assets, net	$ 81,959	$ —	$ —	$ 5,990	$ 87,949

(dollars in thousands)	Year Ended December 31, 2022				
	Banking Division	Retail Mortgage Division	Warehouse Lending Division	Premium Finance Division	Total
Interest income	$ 648,309	$ 155,533	$ 43,521	$ 46,523	$ 893,886
Interest expense	(12,698)	76,339	16,794	12,425	92,860
Net interest income	661,007	79,194	26,727	34,098	801,026
Provision for credit losses	61,549	12,351	(1,074)	(1,129)	71,697
Noninterest income	97,815	182,039	4,537	33	284,424
Noninterest expense					
Salaries and employee benefits	202,128	107,810	1,973	7,808	319,719
Occupancy and equipment expenses	45,441	5,579	4	337	51,361
Data processing and communications expenses	44,073	4,580	187	388	49,228
Other expenses[1]	87,340	48,224	830	3,953	140,347
Total noninterest expense	378,982	166,193	2,994	12,486	560,655
Income before income tax expense	318,291	82,689	29,344	22,774	453,098
Income tax expense	78,343	17,364	6,162	4,689	106,558
Net income	$ 239,948	$ 65,325	$ 23,182	$ 18,085	$ 346,540
Total assets	$18,105,049	$ 4,739,612	$ 1,016,192	$1,192,433	$25,053,286
Goodwill	$ 951,148	$ —	$ —	$ 64,498	$ 1,015,646
Other intangible assets, net	$ 97,254	$ —	$ —	$ 8,940	$ 106,194

[1] Other expenses for each reportable segment include credit resolution-related expenses, advertising and marketing expenses, amortization of intangible assets, and loan servicing expenses.

NOTE 21. CONDENSED FINANCIAL INFORMATION OF AMERIS BANCORP (PARENT COMPANY ONLY)

Condensed Balance Sheets
December 31, 2024 and 2023
(dollars in thousands)

	2024	2023
Assets		
Cash and due from banks	$ 141,836	$ 165,179
Investment in subsidiaries	3,857,797	3,611,093
Other assets	29,920	29,898
Total assets	$ 4,029,553	$ 3,806,170
Liabilities		
Other liabilities	$ 36,883	$ 33,766
Other borrowings	108,839	215,342
Subordinated deferrable interest debentures	132,309	130,315
Total liabilities	278,031	379,423
Shareholders' equity	3,751,522	3,426,747
Total liabilities and shareholders' equity	$ 4,029,553	$ 3,806,170

Condensed Statements of Income
Years Ended December 31, 2024, 2023 and 2022
(dollars in thousands)

	2024	2023	2022
Income			
Dividends from subsidiaries	$ 149,000	$ 175,000	$ 50,000
Other income	347	462	175
Securities gains	24	—	270
Total income	149,371	175,462	50,445
Expense			
Interest expense	22,504	24,568	22,170
Other expense	18,651	13,858	11,154
Total expense	41,155	38,426	33,324
Income before taxes and equity in undistributed income of subsidiaries	108,216	137,036	17,121
Income tax benefit	9,586	10,738	8,553
Income before equity in undistributed income of subsidiaries	117,802	147,774	25,674
Equity in undistributed income of subsidiaries	240,883	121,331	320,866
Net income	$ 358,685	$ 269,105	$ 346,540

Condensed Statements of Cash Flows
Years Ended December 31, 2024, 2023 and 2022
(dollars in thousands)

	2024	2023	2022
OPERATING ACTIVITIES			
Net income	$ 358,685	$ 269,105	$ 346,540
Adjustments to reconcile net income to net cash provided by operating activities:			
Share-based compensation expense	13,440	9,950	6,706
Undistributed earnings of subsidiaries	(240,883)	(121,331)	(320,866)
Decrease in interest payable	(204)	(319)	(961)
Increase in tax payable	1,540	3,021	8,596
Provision for deferred taxes	(788)	(1,165)	(649)
Gain on sale of other investments	(24)	—	(270)
Change attributable to other operating activities	2,179	1,188	200
Total adjustments	(224,740)	(108,656)	(307,244)
Net cash provided by operating activities	133,945	160,449	39,296
INVESTING ACTIVITIES			
Net (increase) decrease in other investments	—	—	213
Investment in subsidiary	—	—	(65,000)
Net cash used in investing activities	—	—	(64,787)
FINANCING ACTIVITIES			
Purchase of treasury shares	(7,954)	(20,346)	(22,421)
Dividends paid - common stock	(41,460)	(41,649)	(41,610)
Repayment of other borrowings	(107,874)	(86,850)	—
Proceeds from exercise of stock options	—	476	2,799
Net cash used in by financing activities	(157,288)	(148,369)	(61,232)
Net change in cash and cash equivalents	(23,343)	12,080	(86,723)
Cash and cash equivalents at beginning of year	165,179	153,099	239,822
Cash and cash equivalents at end of year	$ 141,836	$ 165,179	$ 153,099
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$ 22,708	$ 24,887	$ 23,131
Cash received during the year for income taxes	$ (10,338)	$ (12,593)	$ (16,499)

NOTE 22. LOAN SERVICING RIGHTS

The Company sells certain residential mortgage loans and SBA loans to third parties. All such transfers are accounted for as sales and the continuing involvement in the loans sold is limited to certain servicing responsibilities. The Company has also acquired portfolios of residential mortgage and SBA loans serviced for others. Loan servicing rights are initially recorded at fair value and subsequently recorded at the lower of cost or fair value and are amortized over the remaining service life of the loans, with consideration given to prepayment assumptions. Loan servicing rights are recorded in other assets on the consolidated balance sheets.

The carrying value of the loan servicing rights assets is shown in the table below:

(dollars in thousands)	December 31, 2024	December 31, 2023
Loan Servicing Rights		
Residential mortgage	$ 112,514	$ 171,915
SBA	2,926	2,737
Total loan servicing rights	$ 115,440	$ 174,652

Residential Mortgage Loans

The Company sells certain first-lien residential mortgage loans to third party investors, primarily Federal National Mortgage Association ("FNMA"), Government National Mortgage Association ("GNMA"), and Federal Home Loan Mortgage Corporation ("FHLMC"). The Company retains the related mortgage servicing rights ("MSRs") and receives servicing fees on certain of these loans. The net gain on loan sales, MSRs amortization and recoveries/impairment, and ongoing servicing fees on the portfolio of loans serviced for others are recorded in the consolidated statements of income as part of mortgage banking activity.

During the years ended December 31, 2024, 2023 and 2022, the Company recorded servicing fee income of $60.4 million, $61.8 million and $70.0 million, respectively. Servicing fee income includes servicing fees, late fees and ancillary fees earned for each period.

The table below is an analysis of the activity in the Company's MSRs and impairment:

	Years Ended December 31,		
(dollars in thousands)	2024	2023	2022
Residential mortgage servicing rights			
Beginning carrying value, net	$ 171,915	$ 147,014	$ 206,944
Additions	34,986	44,305	64,020
Amortization	(17,501)	(19,404)	(24,995)
(Impairment)/recoveries	—	—	21,824
Disposals	(76,886)	—	(120,779)
Ending carrying value, net	$ 112,514	$ 171,915	$ 147,014

	Years Ended December 31,		
(dollars in thousands)	2024	2023	2022
Residential mortgage servicing impairment			
Beginning balance	$ —	$ —	$ 25,782
Recoveries	—	—	(21,824)
Reduction due to disposal	—	—	(3,958)
Ending balance	$ —	$ —	$ —

The key metrics and the sensitivity of the residential mortgage servicing rights fair value to adverse changes in model inputs and/or assumptions are summarized below:

(dollars in thousands)	December 31, 2024	December 31, 2023
Residential mortgage servicing rights		
Unpaid principal balance of loans serviced for others	$ 8,856,724	$ 12,454,454
Composition of residential loans serviced for others:		
FHLMC	24.51 %	17.54 %
FNMA	68.42 %	50.51 %
GNMA	7.07 %	31.95 %
Total	100.00 %	100.00 %
Weighted average term (months)	353	355
Weighted average age (months)	33	27
Modeled prepayment speed	7.37 %	8.56 %
Decline in fair value due to a 10% adverse change	(2,474)	(4,492)
Decline in fair value due to a 20% adverse change	(5,227)	(9,444)
Weighted average discount rate	10.79 %	10.98 %
Decline in fair value due to a 10% adverse change	(3,283)	(5,110)
Decline in fair value due to a 20% adverse change	(7,379)	(11,181)

The sensitivity calculations above are hypothetical and should not be considered to be predictive of future performance. As indicated, changes in fair value based on adverse changes in model inputs and/or assumptions generally cannot be extrapolated because the relationship of a change in input or assumption to the change in fair value may not be linear. In addition, the effect of an adverse variation in a particular input or assumption on the value of the residential mortgage servicing rights is calculated without changing any other input or assumption. In reality, a change in another factor may magnify or counteract the effect of the change in the first.

SBA Loans

All sales of SBA loans, consisting of the guaranteed portion, are executed on a servicing retained basis. These loans, which are partially guaranteed by the SBA, are generally secured by business property such as real estate, inventory, equipment and accounts receivable. The net gain on SBA loan sales, amortization and impairment/recoveries of servicing rights, and ongoing servicing fees are recorded in the consolidated statements of income as part of other noninterest income.

During the years ended December 31, 2024, 2023 and 2022, the Company recorded servicing fee income of $2.2 million, $2.8 million and $3.6 million, respectively. Servicing fee income includes servicing fees, late fees and ancillary fees earned for each period.

The table below is an analysis of the activity in the Company's SBA loan servicing rights and impairment:

(dollars in thousands)	Years Ended December 31,					
	2024		**2023**		**2022**	
SBA servicing rights						
Beginning carrying value, net	$	2,737	$	3,443	$	5,556
Additions		1,400		392		889
Amortization		(1,211)		(1,098)		(3,002)
Ending carrying value, net	$	2,926	$	2,737	$	3,443

The key metrics and the sensitivity of the SBA servicing rights fair value to adverse changes in model inputs and/or assumptions are summarized below:

(dollars in thousands)	December 31, 2024		December 31, 2023	
SBA servicing rights				
Unpaid principal balance of loans serviced for others	$	235,793	$	271,164
Weighted average life (in years)		3.18		3.31
Modeled prepayment speed		18.95 %		20.83 %
Decline in fair value due to a 10% adverse change		(192)		(171)
Decline in fair value due to a 20% adverse change		(366)		(327)
Weighted average discount rate		11.27 %		14.70 %
Decline in fair value due to a 100 basis point adverse change		(97)		(69)
Decline in fair value due to a 200 basis point adverse change		(190)		(135)

The sensitivity calculations above are hypothetical and should not be considered to be predictive of future performance. As indicated, changes in fair value based on adverse changes in model inputs and/or assumptions generally cannot be extrapolated because the relationship of a change in input or assumption to the change in fair value may not be linear. In addition, the effect of an adverse variation in a particular input or assumption on the value of the SBA servicing rights is calculated without changing any other input or assumption. In reality, a change in another factor may magnify or counteract the effect of the change in the first.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AMERIS BANCORP

Date: February 28, 2025

By: /s/ H. Palmer Proctor, Jr.

H. Palmer Proctor, Jr.,
Chief Executive Officer
(principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in their capacities indicated on February 28, 2025.

/s/ H. Palmer Proctor, Jr.

H. Palmer Proctor, Jr., Chief Executive Officer

(principal executive officer)

/s/ Nicole S. Stokes

Nicole S. Stokes, Corporate EVP and Chief Financial Officer

(principal accounting and financial officer)

/s/ William I. Bowen, Jr.

William I. Bowen, Jr., Director

/s/ Rodney D. Bullard

Rodney D. Bullard, Director

/s/ Wm. Millard Choate

Wm. Millard Choate, Director

/s/ R. Dale Ezzell

R. Dale Ezzell, Director

/s/ Leo J. Hill

Leo J. Hill, Director

/s/ Daniel B. Jeter

Daniel B. Jeter, Director

/s/ Robert P. Lynch

Robert P. Lynch, Director

/s/ Elizabeth A. McCague

Elizabeth A. McCague, Director

(Continued)

/s/ Claire E. McLean

Claire E. McLean, Director

/s/ James B. Miller, Jr.

James B. Miller, Jr., Chairman

/s/ Gloria A. O'Neal

Gloria A. O'Neal, Director

/s/ William H. Stern

William H. Stern, Director

(Concluded)

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Common Stock and Dividend Information

Ameris Bancorp common stock is listed on the New York Stock Exchange under the symbol "ABCB." The following table sets forth the dividends declared and the low and high sales prices for the common stock during 2024.

CALENDAR PERIOD	DIVIDENDS	SALES PRICE	
2024		Low	High
First Quarter	$0.15	$44.00	$53.99
Second Quarter	$0.15	$44.23	$51.18
Third Quarter	$0.15	$48.21	$65.40
Fourth Quarter	$0.20	$59.12	$74.56

Shareholder Services

Computershare is Ameris Bancorp's stock transfer agent and administers all matters related to our stock. You may contact them via:

First Class, Registered or Certified Mail:

Computershare Investor Services
P.O. Box 43006
Providence RI 02940-3006

Overnight Delivery:

Computershare Investor Services
150 Royall St., Suite 101
Canton, MA 02021

Shareholder Services Number: (800) 568-3476
Investor Centre™ portal: www.computershare.com/investor

If your shares are held in a brokerage account, please contact your broker or financial advisor.

Availability of Information

Upon written request, Ameris Bancorp will provide, without charge, a copy of the Annual Report on Form 10-K, including the financial statements and the financial statement schedules, required to be filed with the Securities and Exchange Commission for the fiscal year 2024.

Please direct requests to:

Ameris Bancorp
Investor Relations
P.O. Box 105075
Atlanta, GA 30348

investor.relations@amerisbank.com

Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Ameris Bancorp is scheduled for Thursday, June 5, 2025, at 9:30 a.m. (ET). Further details regarding the Annual Meeting will be included in the related proxy materials which will be available at ir.amerisbank.com.





Member FDIC EQUAL HOUSING LENDER

Mixed Sources: Produced using sustainable methods with materials from well-managed forests, controlled sources or recycled wood or fiber.



P.O. Box 105075 | Atlanta, Georgia 30348

amerisbank.com